   As Filed with the Securities and Exchange Commission on December 23, 1994

                                                       REGISTRATION NO. 33-_____
================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                         _____________________________
                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                         _____________________________
                             HIBERNIA CORPORATION
            (Exact Name of Registrant as Specified in its charter)

LOUISIANA                    6711                              72-0724532
(State or                    (Primary Standard                 (I.R.S. Employer
Jurisdiction of              Industrial                        Identification
Incorporation or             Classification)                   Number)
Organization)

                             313 CARONDELET STREET
                         NEW ORLEANS, LOUISIANA  70130
                                 (504) 533-5332
         (Address, Including Zip Code, and Telephone Number, Including
            Area Code, of Registrant's Principal Executive Offices)
                         _____________________________
                                  GARY L. RYAN
                               ASSOCIATE COUNSEL
                              HIBERNIA CORPORATION
                             313 CARONDELET STREET
                         NEW ORLEANS, LOUISIANA  70130
                                 (504) 533-5560
           (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code of Agent for Service)

                                  COPIES TO:
                             PATRICIA C. MERINGER
                        SECRETARY AND ASSOCIATE COUNSEL
                             HIBERNIA CORPORATION
                             313 CARONDELET STREET
                         NEW ORLEANS, LOUISIANA  70130
                                (504) 533-2486

                               ALAN JACOBS, ESQ.
                           MCGLINCHEY STAFFORD LANG
                               A LAW CORPORATION
                       2777 STEMMONS FREEWAY, SUITE 925
                             DALLAS, TEXAS  75207
                                (214) 634-3939
                         ____________________________

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF SECURITIES TO THE PUBLIC:
     As soon as practicable after this registration statement is declared effective.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /


                        CALCULATION OF REGISTRATION FEE

- --------------------------------------------------------------------------------
TITLE OF EACH      AMOUNT TO BE      PROPOSED        PROPOSED       AMOUNT OF
CLASS OF           REGISTERED        MAXIMUM         MAXIMUM        REGISTRATION
SECURITIES TO          (1)           OFFERING        AGGREGATE      FEE (2)
BE REGISTERED                        PRICE PER       OFFERING
                                     SHARE (2)       PRICE (2)
- --------------------------------------------------------------------------------
Class A
Common Stock,
no par value       2,250,000         $19.17          $9,272,261     $3,197
                   shares

________________________________________________________________________________

1. Assumes an Average Market Price of the Registrant's Class A Common Stock, no par value, at closing (as defined elsewhere in the Prospectus) between $8.875 and $7.75 per share. The average of the high and low sales prices of one share of such stock on December 21, 1994 was within this range.

2. Calculated pursuant to Rule 457(f)(2) of the Securities Act of 1933 (the "Securities Act"), based upon the aggregate book value of the shares of Common Stock of American Bank to be exchanged as of September 30, 1994 computed by multiplying the book value per share of the Common Stock of American Bank on September 30, 1994 of $19.17 by 483,686, representing the number of outstanding shares of such stock on such date.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                             HIBERNIA CORPORATION

        CROSS REFERENCE SHEET PURSUANT TO ITEM 501(B) OF REGULATION S-K
        ---------------------------------------------------------------

       ITEM OF FORM S-4                      LOCATION OR CAPTION IN
       ----------------                      ----------------------
                                             PROXY STATEMENT
                                             ---------------
                                             (PROSPECTUS)
                                             ------------

1.  Forepart of Registration Statement       Introduction
    and Outside Front Cover Page of
    Prospectus

2.  Inside Front and Outside Back            Table of Contents;
    Cover Pages of Prospectus                Available Information

3.  Risk Factors, Ratio of Earnings          Introduction; The
    To Fixed Charges and Other               Parties to the Merger;
    Information                              Summary; Certain Regulatory
                                             Considerations

4.  Terms of the Transaction                 Introduction; Summary;
                                             Proposed Merger

5.  Pro Forma Financial                      Pro Forma Financial
    Information                              Information

6.  Material Contacts with the               Proposed Merger
    Company Being Acquired

7.  Additional Information Required          Not Applicable
    for Reoffering by Persons and
    Parties Deemed to be Underwriters

8.  Interests of Named Experts and           Validity of Shares;
    Counsel                                  Experts; Relationship
                                             with Independent
                                             Auditors

9.  Disclosure of Commission Position        Not Applicable
    on Indemnification for Securities
    Act Liabilities

10. Information with Respect to              Introduction; Available
    S-3 Registrants                          Information; The
                                             Parties to the Merger

11. Incorporation of Certain                 Available Information
    Information by Reference

12. Information with Respect to              Not Applicable
    S-2 or S-3 Registrants

13. Incorporation of Certain                 Not Applicable
    Information by Reference

14. Information with Respect to              Not Applicable
    Registrants other than
    S-2 or S-3 Registrants

15. Information with Respect to              Not Applicable
    S-3 Companies

16. Information with Respect to              Not Applicable
    S-2 or S-3 Companies

17. Information with Respect to              Summary; The Parties to
    Companies Other Than S-2 or              the Merger; Certain
    S-3 Companies                            Information Concerning
                                             American Bank

18. Information if Proxies,                  Introduction; Summary;
    Consents or Authorizations               Meeting Information;
    are to be Solicited                      Proposed Merger; Certain
                                             Information Concerning
                                             American Bank; Relationship
                                             with Independent Auditors

19. Information if Proxies,                  Not Applicable
    Consents, Authorizations are not
    to be Solicited or in an Exchange
    Offer

                                 AMERICAN BANK
                                22 APPLE STREET
                               POST OFFICE BOX 70
                            NORCO, LOUISIANA  70079



                                JANUARY __, 1995


To Our Shareholders:

     You are cordially invited to attend a Special Meeting of Shareholders of American Bank to be held at the main office of American Bank, 22 Apple Street, Norco, Louisiana, on Wednesday, February 15, 1995, at 10:00 a.m., Central time.

     At this meeting, you will be asked to consider and vote upon a proposal to approve an Agreement and Plan of Merger (the "Agreement") pursuant to which American Bank will be merged with and into Hibernia National Bank ("HNB"), a wholly-owned subsidiary of Hibernia Corporation ("Hibernia") (the "Merger").
The Agreement provides that, on the effective date of the Merger, each outstanding share of common stock of American Bank will be converted into shares of Hibernia common stock as more fully described in the accompanying Proxy Statement-Prospectus. YOU ARE URGED TO READ CAREFULLY THE PROXY STATEMENT-PROSPECTUS FOR A MORE COMPLETE DESCRIPTION OF THE TERMS OF THE AGREEMENT AND THE PROPOSED MERGER.

     The Agreement has been approved unanimously by your Board of Directors.
The Board believes, based on its own analysis and the opinion of American Bank's financial advisor (all of which are described in the accompanying Proxy Statement-Prospectus), that the proposed Merger is in the best interests of American Bank's shareholders. As a result of the Merger, you, as a shareholder of Hibernia, will own common stock in a bank holding company whose stock is publicly traded on the New York Stock Exchange, Inc., and, with its greater financial resources and ability to offer a broad range of financial services, is better able to compete in the current market environment. The Merger presents a rare opportunity for our shareholders, and I urge you to vote your shares in favor of this transaction.

     YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE AGREEMENT AND THE PROPOSED MERGER BY MARKING, SIGNING, DATING AND RETURNING THE ENCLOSED PROXY CARD PROMPTLY IN THE ACCOMPANYING ENVELOPE.

                              Very truly yours,



                              Darryl J. Chauvin
                              President and Chief Executive Officer

                                 AMERICAN BANK
                                22 APPLE STREET
                               POST OFFICE BOX 70
                            NORCO, LOUISIANA  70079
                                 (504) 764-7581

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To the Shareholders of
American Bank:

     Notice is hereby given that a Special Meeting of Shareholders of American Bank will be held at the main office of American Bank, 22 Apple Street, Norco, Louisiana, on Wednesday, February 15, 1995, at 10:00 a.m., Central time, for the following purposes:

          1. To consider and vote upon a proposal to approve an Agreement and Plan of Merger dated as of September 19, 1994 (the "Agreement"), pursuant to which (a) American Bank will be merged with and into Hibernia National Bank, a wholly-owned banking subsidiary of Hibernia Corporation ("Hibernia") (the "Merger"); and (b) on the effective date of the Merger, each outstanding share of Common Stock of American Bank will be converted into a number of shares of Hibernia Common Stock as determined in accordance with the Agreement; and

          2. To transact such other business as may properly come before the Special Meeting and any adjournment thereof.

     Only those shareholders of record at the close of business on December 30, 1994 will be entitled to notice of and to vote at the Special Meeting.

     DISSENTING SHAREHOLDERS WHO COMPLY WITH THE PROCEDURAL REQUIREMENTS OF THE LOUISIANA BANKING LAW WILL BE ENTITLED TO RECEIVE PAYMENT OF THE FAIR CASH VALUE OF THEIR SHARES IF THE MERGER IS EFFECTED.

     Your vote is important regardless of the number of shares that you own. Even if you plan to attend the Special Meeting, please mark, date and sign the enclosed proxy card and return it promptly in the enclosed envelope, which requires no postage. Your proxy may be revoked at any time prior to the vote at the Special Meeting by notice to the Secretary of American Bank or by execution and delivery of a later dated proxy. If you attend the Special Meeting, you may withdraw your proxy and vote in person.

                              BY ORDER OF THE BOARD OF DIRECTORS



                              Manuel Dugas
                              Secretary
Norco, Louisiana
January   , 1995

                                     PROXY


                                 AMERICAN BANK
                        SPECIAL MEETING OF SHAREHOLDERS
                               FEBRUARY 15, 1995


          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.


     The undersigned hereby constitutes and appoints R. Preston Wailes, Darryl
J. Chauvin, and B. Franklin Martin, III, or any of them, the proxies of the undersigned, with full power of substitution, to represent the undersigned and to vote all of the shares of Common Stock of American Bank (the "Bank"), that the undersigned is entitled to vote at the Special Meeting of Shareholders of the Bank to be held on February 15, 1995 and any adjournment thereof.

1. A proposal to approve an Agreement and Plan of Merger dated as of September 19, 1994 (the "Agreement"), pursuant to which (a) the Bank will be merged with and into Hibernia National Bank, a wholly-owned subsidiary of Hibernia Corporation ("Hibernia") (the "Merger"), and (b) on the effective date of the Merger, each outstanding share of Common Stock of the Bank will be converted into a number of shares of Class A Common Stock of Hibernia, as determined in accordance with the Agreement.


          FOR / /              AGAINST / /           ABSTAIN / /


2. In their discretion, to vote upon such other business as may properly come before the Special Meeting or any adjournment thereof.

     THIS PROXY WILL BE VOTED AS SPECIFIED. IF NO SPECIFIC DIRECTIONS ARE GIVEN, THIS PROXY WILL BE VOTED "FOR" PROPOSAL 1 SET FORTH HEREIN.

                                 [REVERSE SIDE]

     PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE TO: THE HERMAN GROUP, INC., 13760 NOEL ROAD, SUITE 320, DALLAS, TEXAS 75240. IF YOU HAVE ANY QUESTIONS, PLEASE CALL THE INVESTOR RELATIONS DEPARTMENT
AT (800)            OR (214)991-4400.

     Please sign exactly as the name appears on the certificate or certificates representing shares to be voted by this proxy. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or other authorized person. If a partnership, please sign in partnership name by authorized persons.



                              Dated: ____________________________




                                    -----------------------------
                                    Signature of Shareholder


                                    ------------------------------
                                    Signature (if jointly owned)

                                PROXY STATEMENT


                                 AMERICAN BANK
                        SPECIAL MEETING OF SHAREHOLDERS
                        To Be Held on February 15, 1995
                       __________________________________

                                   PROSPECTUS

                              HIBERNIA CORPORATION

                              2,250,000 SHARES OF
                              CLASS A COMMON STOCK
                                 (NO PAR VALUE)


     This Proxy Statement-Prospectus is being furnished to the holders of the Common Stock, $1.00 par value ("American Bank Common Stock"), of American Bank, a Louisiana state bank ("American Bank") in connection with the solicitation of proxies by the Board of Directors of American Bank for use at a special meeting of shareholders (the "Special Meeting") to be held at 10:00 a.m., central time, on Wednesday, February 15, 1995, at the main office of American Bank, 22
Apple Street, Norco, Louisiana, and at any adjournment thereof.

          At the Special Meeting, the holders of record of American Bank Common Stock as of the close of business on December 30, 1994 (the "Record Date") will consider and vote upon a proposal to approve the merger of American Bank with and into Hibernia National Bank ("HNB"), a national banking association and a subsidiary of Hibernia Corporation ("Hibernia") (the "Merger"), and the related Agreement and Plan of Merger dated as of September 19, 1994 (the "Agreement") between American Bank, HNB and Hibernia. Upon consummation of the Merger, each outstanding share of American Bank Common Stock, except for shares owned beneficially by Hibernia and its subsidiaries, and shares as to which dissenters' rights have been perfected and not withdrawn or otherwise forfeited, will be converted into the number of shares of Hibernia Class A Common Stock, no par value ("Hibernia Common Stock"), determined in the manner described below under the heading "PROPOSED MERGER -- Terms of the Merger," with cash being paid in lieu of any fractional share interests. For a description of the Agreement, which is included in its entirety as Appendix A to this Proxy Statement-Prospectus, see "PROPOSED MERGER."

          This Proxy Statement-Prospectus also constitutes a prospectus of Hibernia with respect to the shares of Hibernia Common Stock to be issued pursuant to the Agreement if the Merger is consummated. The actual number of shares of Hibernia Common Stock to be issued will be determined in accordance with the terms of the Agreement. See "PROPOSED MERGER -- Terms of the Merger."

          The outstanding shares of Hibernia Common Stock are listed on the New York Stock Exchange, Inc. (the "NYSE"). The reported last sale price of Hibernia Common Stock on the NYSE Composite Transactions Reporting System on January __, 1995 was $______ per share.

          This Proxy Statement-Prospectus and the accompanying proxy card are first being mailed to shareholders of American Bank on or about January __, 1995.

     No person is authorized to give any information or to make any representations other than those contained in this Proxy Statement-Prospectus, and, if given or made, such information or representation may not be relied upon as having been made by Hibernia or American Bank. This Proxy Statement-Prospectus does not constitute an offer to sell or solicitation of an offer to buy by Hibernia, nor will there be any sale of Hibernia Common Stock offered hereby, in any state in which, or to any person to whom, it would be unlawful to make such an offer or solicitation prior to registration or qualification under applicable state law.

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT-PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

          THE SHARES OF HIBERNIA COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF A BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

The date of this Proxy Statement-Prospectus is January __, 1995.

                               TABLE OF CONTENTS

                                                            Page
INTRODUCTION . . . . . . . . . . . . . . . . . . . . .
AVAILABLE INFORMATION. . . . . . . . . . . . . . . . .
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE. . . .
THE PARTIES TO THE MERGER. . . . . . . . . . . . . . .
SUMMARY. . . . . . . . . . . . . . . . . . . . . . . .
MEETING INFORMATION. . . . . . . . . . . . . . . . . .

     General . . . . . . . . . . . . . . . . . . . . .
     Purpose of the Special Meeting. . . . . . . . . .
     Solicitation; Voting and Revocation of Proxies. .
     Shares Entitled to Vote; Quorum; Vote Required. .
     Recommendation of American Bank's
      Board of Directors . . . . . . . . . . . . . . .

OTHER MATTERS  . . . . . . . . . . . . . . . . . . . .

PRO FORMA FINANCIAL INFORMATION. . . . . . . . . . . .

PROPOSED MERGER. . . . . . . . . . . . . . . . . . . .

     Background of and Reasons for the Merger. . . . .
     Terms of the Merger . . . . . . . . . . . . . . .
     Opinion of Financial Advisor  . . . . . . . . . .
     Surrender of Certificates . . . . . . . . . . . .
     Representations and Warranties. . . . . . . . . .
     Conditions to the Merger; Waiver. . . . . . . .
     Regulatory and Other Approvals. . . . . . . . . .
     Business Pending the Merger . . . . . . . . . . .
     Effective Date of the Merger; Termination . . . .
     Management and Operations After the Merger. . . .
     Certain Differences in Rights of Shareholders . .
     Material Tax Consequences . . . . . . . . . . . .
     Resale of Hibernia Common Stock . . . . . . . . .
     Rights of Dissenting Shareholders . . . . . . . .
     Interests of Certain Persons in the Merger. . . .
     Dividend Reinvestment Plan. . . . . . . . . . . .
     Accounting Treatment. . . . . . . . . . . . . . .

CERTAIN REGULATORY CONSIDERATIONS  . . . . . . . . . .
CERTAIN INFORMATION RELATING TO AMERICAN BANK. . . . .

     Description of the Business . . . . . . . . . . .
     Competition . . . . . . . . . . . . . . . . . . .
     Property  . . . . . . . . . . . . . . . . . . . .
     Employees . . . . . . . . . . . . . . . . . . . .
     Market Prices and Dividends . . . . . . . . . . .
     Legal Proceedings . . . . . . . . . . . . . . . .
     Security Ownership of Principal Shareholders and
       Management. . . . . . . . . . . . . . . . . . .

AMERICAN BANK MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF OPERATIONS. . . .

RELATIONSHIP WITH INDEPENDENT AUDITORS . . . . . . . .
VALIDITY OF SHARES . . . . . . . . . . . . . . . . . .
EXPERTS  . . . . . . . . . . . . . . . . . . . . . . .
INDEX TO FINANCIAL STATEMENTS. . . . . . . . . . . . .

APPENDIX A--AGREEMENT AND PLAN OF MERGER
APPENDIX B--OPINION OF MONTGOMERY SECURITIES
APPENDIX C--SELECTED PROVISIONS OF LAW RELATING
                  TO RIGHTS OF DISSENTING SHAREHOLDERS
APPENDIX D--OPINION OF ERNST & YOUNG LLP REGARDING CERTAIN
                  TAX MATTERS

                                  INTRODUCTION

     The Registration Statement of which this Proxy Statement-Prospectus is a part relates to shares of Hibernia Common Stock which will be issued in connection with the Merger of American Bank with and into HNB pursuant to the Agreement. The shares of Hibernia Common Stock offered hereby will be exchanged, upon consummation of the Merger, for the outstanding shares of American Bank Common Stock.

     Shareholders of American Bank will be asked to approve the Agreement and Merger at a Special Meeting to be held on February 15, 1995. The proxy statement relating to such Special Meeting is included in this Proxy Statement-Prospectus.

     The terms of the Merger are described in this Proxy Statement-Prospectus, and a copy of the Agreement and Plan of Merger between Hibernia, HNB, and American Bank is attached hereto as Appendix A for reference.

                             AVAILABLE INFORMATION

     Hibernia is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at 75 Park Place, 14th Floor, New York, New York 10007 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, reports, proxy statements and other information concerning Hibernia may be inspected at the offices of the New York Stock Exchange, Inc. (the "NYSE"), 20 Broad Street, New York, New York 10005, on which the shares of Hibernia Common Stock are listed.

     Hibernia has filed with the Commission a registration statement on Form S-4 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") with respect to the shares of Hibernia Common Stock offered hereby. This Proxy Statement-Prospectus does not contain all of the information set forth in the Registration Statement. For further information with respect to Hibernia and the Hibernia Common Stock offered hereby, reference is hereby made to the Registration Statement. Statements contained in this Prospectus concerning the provisions of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of all or any part of the Registration Statement, including exhibits thereto, may be obtained, upon payment of the prescribed fees, at the offices of the Commission and the NYSE, as set forth above.

     All information contained in this Proxy Statement-Prospectus relating to Hibernia and its subsidiaries has been supplied by Hibernia, and all information relating to American Bank has been supplied by American Bank.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     Incorporated by reference in this Proxy Statement-Prospectus are the following documents filed by Hibernia with the Commission pursuant to the Exchange Act: Hibernia's (1) Annual Report on Form 10-K for the year ended December 31, 1993 (the financial statements included in the Form 10-K have been restated in a Current Report on Form 8-K to give effect to four mergers consummated during the third quarter of 1994 and accounted for as poolings of interests), (2) definitive Proxy Statement dated April 8, 1994 relating to its 1994 Annual Meeting of Shareholders held on April 26, 1994 except for the information contained therein under the headings "Executive Compensation -- Report of the Executive Compensation Committee" and "-- Stock Performance Graph", which are expressly excluded from incorporation in this Registration Statement, (3) Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1994; June 30, 1994; and September 30, 1994, and (4) Current Reports on Form 8-K dated October 11, November 12, November 14 and December 9, 1994, respectively.

     All documents subsequently filed by Hibernia with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Proxy Statement-Prospectus and prior to the termination of the offering of Hibernia Common Stock made hereby shall be deemed to be incorporated by reference in this Proxy Statement-Prospectus and to be a part hereof from the date such documents are filed, except that any and all information included in any proxy statement filed by Hibernia under the headings "Executive Compensation
- -- Report of the Executive Compensation Committee" and "-- Stock Performance Graph" are hereby expressly excluded from such incorporation by reference. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes hereof to the extent that a statement herein (or contained in any subsequently filed document which also is incorporated by reference herein) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement-Prospectus.

     Hibernia will provide, without charge, to each person to whom this Proxy Statement-Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the information incorporated herein by reference other than exhibits to such information (unless such exhibits are specifically incorporated by reference into such information). Written or oral requests should be directed to Hibernia Corporation, 313 Carondelet Street, New Orleans, Louisiana 70130, Attention: Assistant Corporate Secretary, Telephone (504) 533-3411.

                                    SUMMARY

     THIS SUMMARY IS NECESSARILY GENERAL AND ABBREVIATED AND HAS BEEN PREPARED TO ASSIST SHAREHOLDERS OF AMERICAN BANK IN THEIR REVIEW OF THIS PROXY STATEMENT-PROSPECTUS. THIS SUMMARY IS NOT INTENDED TO BE A COMPLETE EXPLANATION OF THE MATTERS COVERED IN THIS PROXY STATEMENT-PROSPECTUS AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MORE DETAILED INFORMATION CONTAINED ELSEWHERE IN THIS PROXY STATEMENT-PROSPECTUS, THE APPENDICES HERETO AND THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE, ALL OF WHICH SHAREHOLDERS ARE URGED TO READ CAREFULLY PRIOR TO THE SPECIAL MEETING.

THE PARTIES TO THE MERGER

     HIBERNIA AND HNB. Hibernia is a Louisiana corporation registered under the Bank Holding Company Act of 1956, as amended ("BHCA"). As of September 30, 1994, Hibernia had total consolidated assets of approximately $5.7 billion and shareholders' equity of approximately $500 million.

     As of September 30, 1994 Hibernia had a single banking subsidiary, Hibernia National Bank ("HNB"), that provides retail and commercial banking services through 120 branches throughout Louisiana. As of September 30, 1994, HNB was the largest bank headquartered in Louisiana.

     Hibernia consummated four mergers in the third quarter of 1994, two each as of July 1 and August 1, and each of which was accounted for as a pooling of interests. Restated consolidated financial statements of Hibernia as of December 31, 1993 reflecting the impact of these mergers were included in a Current Report on Form 8-K filed with the Commission on October 11, 1994 and are incorporated herein by reference. As restated to reflect those mergers, Hibernia's total assets and shareholders' equity as of December 31, 1993 were $5.7 billion and $474 million, respectively.

     The principal executive offices of Hibernia are located at 313 Carondelet Street, New Orleans, Louisiana 70130, and its telephone number is (504) 533-5532. For additional information concerning the business and financial condition of Hibernia, reference should be made to the Hibernia reports incorporated herein by reference.

See "AVAILABLE INFORMATION."

     From time to time, Hibernia investigates and holds discussions and negotiations in connection with possible merger or similar acquisition transactions with other financial institutions. At the date hereof, Hibernia has entered into definitive merger agreements with two financial institutions in addition to American Bank which are described in documents incorporated herein by reference and described under "PRO FORMA FINANCIAL INFORMATION" below. In addition, Hibernia is pursuing other possible acquisition opportunities and intends to continue to pursue such opportunities in the near future when available and feasible in the light of Hibernia's business and strategic plans. Although it is anticipated that such transactions may be entered into both before and after the Merger, there can be no assurance as to when or if, or the terms upon which, such transactions may be pursued or consummated. If required under applicable law, any such transactions would be subject to regulatory approval and the approval of shareholders.

     AMERICAN BANK. American Bank, a Louisiana state bank organized in 1964, provides full-service consumer and commercial banking services in Norco, Louisiana and surrounding areas of St. Charles Parish, Louisiana, through its main banking office at 22 Apple Street, Norco, Louisiana, and four full service branches located in Boutte, Destrehan, Hahnville and Luling, Louisiana. At September 30, 1994, American Bank had total assets of approximately $92.7 million, shareholders' equity of approximately $9.3 million and total deposits of approximately $82.2 million. American Bank's principal executive offices are located at 22 Apple Street, Norco, Louisiana 70079, and its telephone number at such address is (504) 764-7581.

     For additional information concerning the business of American Bank and its financial condition, see "CERTAIN INFORMATION CONCERNING AMERICAN BANK" and "AMERICAN BANK FINANCIAL INFORMATION."

THE SPECIAL MEETING

     A special meeting of the shareholders of American Bank will be held at the main office of American Bank, 22 Apple Street, Norco, Louisiana, on __________, February __, 1995, at __:00 __.m., Central time (the "Special Meeting"). Only record holders of American Bank Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting. On the Record Date, there were 483,686 shares of American Bank Common Stock issued and outstanding.

PURPOSE OF THE SPECIAL MEETING

     The purpose of the Special Meeting is to consider and vote upon a proposal to approve the Agreement, pursuant to which (a) American Bank will be merged with and into HNB; and (b) on the effective date of the Merger, each outstanding share of American Bank Common Stock will be converted into a number of shares of Hibernia Common Stock, as determined in accordance with the Agreement. As a result of the Merger, the business and properties of American Bank will become the business and properties of HNB, and shareholders of American Bank will receive the consideration described below under "Terms of the Merger." See "MEETING INFORMATION -- Purpose of the Special Meeting."

VOTE REQUIRED

     The Agreement must be approved at the Special Meeting by the affirmative vote of the holders of at least two-thirds of the outstanding shares of American Bank Common Stock, with each shareholder of American Bank Common Stock entitled to one vote for each share owned by him. As a condition to the consummation of the Merger, each shareholder of American Bank who is also a director of American Bank is required to execute prior to the Merger an agreement pursuant to which such shareholder, among other things, commits to vote in favor of the approval of the Agreement, unless he is prohibited by law from voting in favor of the Agreement in the opinion of his counsel. The nine persons who have executed or will execute such agreements beneficially owned, as of the Record Date, an aggregate of 92,328 shares, or approximately 19.09%, of the outstanding American Bank Common Stock on that date. Additionally, Hibernia and HNB beneficially owned, as of the Record Date, an aggregate of 47,763 shares, or approximately 9.87%, of the outstanding American Bank Common Stock on that date. As a condition to consummation of the Merger, Hibernia and HNB have agreed to vote their shares in favor of the approval of the Agreement. Under Louisiana law, shareholders of Hibernia are not required to approve the Agreement. See "MEETING INFORMATION --Shares Entitled to Vote; Quorum; Vote Required."

TERMS OF THE MERGER

     On the Effective Date, each outstanding share of American Bank Common Stock, other than shares held by shareholders who exercise and perfect dissenters' rights in accordance with applicable law, will be converted into
4.65 shares of Hibernia Common Stock, unless the average market price of Hibernia Common Stock for the five business days ("Average Market Price") preceding the last trading day immediately prior to the closing of the Merger (the "Closing Date") is less than $7.75 per share, or is greater than $8.875 per share. If the Average Market Price of Hibernia Common Stock is less than $7.75, then holders of American Bank Common Stock will receive an aggregate number of shares of Hibernia Common Stock determined by dividing $17,437,500 by the Average Market Price. If the Average Market Price is more than $8.875, then the holders of American Bank Common Stock will receive an aggregate number of shares of Hibernia Common Stock determined by dividing $19,968,750 by the Average Market Price. As long as the Average Market Price is at least $7.75 but not more than $8.875, however, holders of American Bank Common Stock will receive 4.65 shares of Hibernia Common Stock for each share of American Bank Common Stock held by them. The consideration to be exchanged by Hibernia for American Bank Common Stock in the Merger may be reduced in the event certain expenses of American Bank exceed amounts specified in the Agreement. If expenses exceed the specified levels, the aggregate consideration to be exchanged by Hibernia will be correspondingly reduced by the amount of the excess.

MANAGEMENT AND OPERATIONS AFTER THE MERGER

     After the Effective Date, the offices of American Bank will operate as branch banking offices of HNB. As of the Effective Date, the directors of American Bank will no longer hold their positions as directors. See "PROPOSED MERGER -- Management and Operations After the Merger." Hibernia maintains a city advisory board of directors in the Baton Rouge region of Louisiana on which some or all of the directors of American Bank may serve after the Merger. In addition, Hibernia will assume American Bank's obligations under an employment contract with Darryl J. Chauvin, President and Chief Executive Officer of American Bank, which is described more fully below. See "PROPOSED MERGER -- Interests of Certain Persons in the Merger."

OTHER PENDING MERGER TRANSACTIONS FOR HIBERNIA

     In addition to American Bank, Hibernia has entered into definitive merger agreements with four financial institutions as of the date of this Proxy Statement-Prospectus. These transactions are subject to certain conditions, similar to the conditions to the Merger described herein. These transactions may be consummated before or after consummation of the Merger. Shareholders of American Bank will not have the right to vote on the other pending transactions, or any other transaction that might be entered into by Hibernia prior to the Effective Date of the Merger. In addition, if the Merger is consummated prior to consummation of another transaction, former shareholders of American Bank who have not exercised and perfected dissenters' rights will be shareholders of Hibernia at the time those transactions are consummated. Shareholders of Hibernia do not have the right to vote on any of the pending Hibernia merger transactions.

     The table below includes certain information concerning the pending merger transactions, other than American Bank, to which Hibernia is a party as of the date of this Proxy Statement-Prospectus. Further information concerning the effects of these transactions, including complete pro forma financial information, is included herein below. See "PRO FORMA FINANCIAL INFORMATION." All information included in the following table is as of September 30, 1994, and all percentages are percentages of the total combined entity, assuming consummation of all pending mergers, including the Merger of American Bank with and into HNB.

NAME       DEPOSITS      DEPOSITS     ASSETS      ASSETS      EQUITY     EQUITY
- ------     --------      --------     ------      -------     ------     -------
                         AS % OF                  AS % OF                AS % OF
                         --------                 -------                -------
                         TOTAL                    TOTAL                  TOTAL
                         --------                 -------                -------
                             (Dollars in millions)
First
State       $127         2.23%        $149        2.27%       $20        3.50%

Pioneer     $314         5.52%        $354        5.40%       $31        5.42%

STABA
Banc-
shares      $ 89         1.56%        $ 97        1.48%       $ 8        1.40%

Progressive
Bancorpor-
ation       $119         2.09%        $140        2.14%       $ 8        1.40%

     On a pro forma basis, and based upon historical results, if each of the pending mergers had been effective on January 1, 1991, the pending transactions, including American Bank and taken as a whole, would have increased earnings per share in each of the years 1991 and 1992 and would have decreased earnings per share slightly in 1993, as shown on the Pro Forma Combined Statements of Income included in the Pro Forma Financial Statements below.

     On a pro forma basis, as of September 30, 1994, the book value of the shares of Hibernia would be slightly decreased by the pending transactions. The effect of the Merger on the book value of Hibernia Common Stock, as well as American Bank Common Stock, is shown in the Comparative Per Share Information table included herein.

RECOMMENDATION OF THE BOARD OF DIRECTORS

     The Board of Directors of American Bank has unanimously approved the Agreement, believes that the Merger is in the best interests of the shareholders of American Bank and recommends that the shareholders vote FOR the Merger. The Board of Directors has received from Montgomery Securities ("Montgomery") an opinion that the consideration to be received by the shareholders of American Bank pursuant to the Merger, when taken as a whole, is fair to such shareholders from a financial point of view. See "PROPOSED MERGER -- Opinion of Financial Advisor." American Bank's Board believes that the Merger will provide significant value to all American Bank shareholders and will enable them to participate in opportunities for growth that American Bank's Board believes the Merger makes possible. In recommending the Merger to the shareholders, American Bank's Board of Directors considered, among other factors, the financial terms of the Merger, the liquidity it will afford American Bank's shareholders and the business earnings and potential for future growth of American Bank and Hibernia. See "PROPOSED MERGER -- Background of and Reasons for the Merger."

BASIS FOR THE TERMS OF THE MERGER

     A number of factors, in addition to those stated above, were considered by the Board of Directors of American Bank in approving the terms of the Merger, including, without limitation, information concerning the financial condition, results of operations and prospects of each of Hibernia, HNB and American Bank; the ability of the combined entity to compete in the relevant banking markets; the market price of Hibernia Common Stock; the absence of a public trading market for American Bank's common stock; the consideration to be received by American Bank shareholders in relation to American Bank's earnings and book value; the historical dividends paid by American Bank and Hibernia; the anticipated tax-free nature of the Merger to American Bank's shareholders for federal income tax purposes, to the extent Hibernia Common Stock is received; and the financial terms of other recent business combinations in the banking industry. See "PROPOSED MERGER -- Background of and Reasons for the Merger."

ADVICE AND OPINION OF FINANCIAL ADVISOR

     Montgomery, American Bank's financial advisor, has rendered its opinion that the consideration to be received by the shareholders of American Bank pursuant to the Merger, when taken as a whole, is fair, from a financial point of view, to such shareholders. The opinion of Montgomery is attached hereto as Appendix B and should be read in its entirety with respect to the assumptions made therein and other matters considered. See "PROPOSED MERGER -- Opinion of Financial Advisor" for further information regarding, among other things, the selection of Montgomery and its compensation in connection with the Merger.

CONDITIONS; ABANDONMENT; AMENDMENT

     Consummation of the Merger is subject to the satisfaction of a number of conditions, including approval of the Agreement by the shareholders of American Bank and approval of the Merger of American Bank with and into HNB by the Office of the Comptroller of the Currency ("OCC"). The OCC approved the Merger on November 30, 1994. Applicable law provides that the Merger may not be consummated until at least 15, but no more than 360, days after approval of the OCC is obtained. See "PROPOSED MERGER --Representations and Warranties; Conditions to Closing; Waiver" and "-- Regulatory and Other Approvals."

     Substantially all of the conditions to consummation of the Merger (except for required shareholder and regulatory approvals) may be waived at any time by the party for whose benefit they were created, and the Agreement may be amended or supplemented at any time by written agreement of the parties, except that no such waiver, amendment or supplement executed after approval of the Agreement by American Bank's shareholders may reduce the ratio of Hibernia Common Stock to American Bank Common Stock to be issued in the Merger (the "Exchange Ratio") or adversely affect the holders of American Bank Common Stock. Any other material change to the Agreement after the date of the Special Meeting would require the approval of American Bank's shareholders. In addition, the Agreement may be terminated, either before or after shareholder approval, under certain circumstances. See "PROPOSED MERGER --Representations and Warranties; Conditions to Closing; Waiver" and "-- Effective Date of the Merger; Termination."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger, American Bank shareholders should be aware that the American Bank directors, officers and employees have an interest in the Merger, as described below. Certain severance plans and retention agreements were adopted by American

Bank in 1994 to encourage its employees and senior management to continue their employment with American Bank in the context of ongoing merger discussions between American Bank and certain non-affiliated financial institutions as described elsewhere herein. The employment agreement of Darryl J. Chauvin, American Bank's President and Chief Executive Officer, also provides for certain severance payments if Mr. Chauvin is terminated or voluntarily resigns his employment within the 30 days immediately following a "Change of Control" of American Bank (such term, as defined in such agreement, includes the Merger). The Agreement also provides for the indemnification by Hibernia and HNB of the officers, directors and employees of American Bank for certain liabilities, subject to certain conditions and aggregate dollar limitations. See "PROPOSED MERGER -- Interests of Certain Persons in the Merger."

EMPLOYEE BENEFITS

     Hibernia has agreed that it will use its best efforts to provide (or cause to be provided by HNB) to all employees of American Bank who are employed as of the Effective Date and who become employees of Hibernia or HNB after the Merger, the same employee benefits as those offered by Hibernia and HNB to their employees, except that employees of American Bank will not be required to wait for any period in order to be eligible to participate in Hibernia's Flex Plan (including its medical and dental coverage). Employees of American Bank will not be denied health insurance coverage solely as a result of a pre-existing condition that existed on the Effective Date but did not exist on the date the employee commenced his or her employment with American Bank. Hibernia will also give American Bank employees who become Hibernia or HNB employees full credit for their years of service (for both eligibility, vesting and benefits) with American Bank for purposes of each of Hibernia's benefits plans. Hibernia has also agreed to pay or provide certain other benefits. See "PROPOSED MERGER -- Employee Benefits."

MATERIAL TAX CONSEQUENCES

     It is a condition to consummation of the Merger that the parties receive an opinion of counsel or a public accounting firm to the effect that the Merger, when consummated in accordance with the terms of the Agreement, will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), that the exchange of American Bank Common Stock for Hibernia Common Stock will not give rise to the recognition of gain or loss for federal income tax purposes to American Bank's shareholders with respect to such exchange, and that the Louisiana income tax treatment to the shareholders of American Bank will be substantially the same as the federal income tax treatment of the Merger to such shareholders. The parties have received an opinion from Ernst & Young LLP, certified public accountants, who also serve as independent auditors for Hibernia, to the effect that the Merger, when consummated in accordance with the terms of the Agreement, will constitute a reorganization within the meaning of Section 368(a) of the Code. A copy of such opinion is attached hereto as Appendix D. See "PROPOSED MERGER -- Material Tax Consequences."

     Because of the complexities of the tax laws and because the tax consequences may vary depending upon a holder's individual circumstances or tax status, it is recommended that each shareholder of American Bank consult his or her tax advisor concerning the federal (and any applicable state, local or other) tax consequences of the Merger to him or her.

DISSENTERS' RIGHTS

     Under the applicable federal laws governing mergers involving national banks such as HNB, each holder of American Bank Common Stock who objects to the Merger is entitled to the rights and remedies of dissenting shareholders in accordance with the applicable provisions of La. R.S. Section 6:376. The relevant provisions of both federal and state law on dissenters' rights are attached hereto as Appendix C. However, due to Hibernia's ownership of shares of American Bank, if dissenters' rights are exercised and perfected with respect to .10% or more of the outstanding shares of American Bank Common Stock, Hibernia may abandon the Merger as the transaction may not qualify as a pooling of interest. See "Rights of Dissenting Shareholders" and "Accounting Treatment" under "PROPOSED MERGER."

DIFFERENCES IN SHAREHOLDERS' RIGHTS

     Upon completion of the Merger, shareholders of American Bank, to the extent they receive shares of Hibernia Common Stock in the Merger, will become shareholders of Hibernia and their rights as such will be governed by Hibernia's Articles of Incorporation and Bylaws. The rights of shareholders of Hibernia are different in certain respects from the rights of shareholders of American Bank. See "PROPOSED MERGER -- Certain Differences in Rights of Shareholders."

ACCOUNTING TREATMENT

     The parties intend the Merger to be treated as a pooling-of-interests for financial accounting purposes. If, among other things, holders of more than approximately .10% of the outstanding shares of American Bank Common Stock exercise and perfect dissenters' rights, the Merger will not qualify for pooling-of-interests accounting treatment, and Hibernia will not be obligated to effect the Merger. See "PROPOSED MERGER -- Accounting Treatment."

SELECTED FINANCIAL INFORMATION OF HIBERNIA

     SELECTED FINANCIAL DATA. The closing market price per share of Hibernia Common Stock on the NYSE on September 16, 1994, the day prior to the announcement of the proposed Merger, was $8.125. There can be no assurance of the market price of Hibernia Common Stock on the Closing Date.

     The following table sets forth certain restated consolidated information for Hibernia Corporation. The restated information is derived from the restated consolidated financial statements of Hibernia Corporation as of December 31, 1993 and its Quarterly Report on Form 10-Q for September 30, 1994. These financial statements reflect the impact of four mergers consummated in the third quarter of 1994, two each as of July 1 and August 1, each of which was accounted for a s a pooling of interests. Pro forma financial information giving effect to the Merger and other probable mergers is included below under "PRO FORMA FINANCIAL INFORMATION."

RESTATED HIBERNIA CORPORATION(1)
SELECTED FINANCIAL INFORMATION

                                                                                                               9 Months Ended
                                                                      Year Ended December 31                    September 30
                                                      ----------------------------------------------------   -------------------
Unaudited ($ in thousands, except per share amounts)     1993      1992       1991       1990       1989       1994       1993
                                                      ---------  --------   --------   --------   --------   --------   --------
Net interest income                                    $234,064   $234,398   $263,348   $285,614   $238,989   $178,465   $175,997
Income (loss) from continuing operations                 55,391     (1,752)  (141,367)   (17,014)    58,148     61,021     38,999
Per share:
  Income (loss) from continuing operations                 0.58      (0.04)     (3.44)     (0.42)      1.46       0.63       0.14
  Cash dividends                                           0.03         --       0.15       0.90       0.91       0.13         --
  Book value                                               4.91       4.24       5.18       9.52      10.33       5.17       4.62

SELECTED PERIOD-END BALANCES

Debt                                                     23,981     25,710    127,566    123,145     91,077      3,679     24,521
Total assets                                          5,720,013  5,592,710  6,862,752  8,172,331  7,531,137  5,727,792  5,489,350

(1) Refer to "PRO FORMA FINANCIAL INFORMATION".

SELECTED FINANCIAL INFORMATION OF AMERICAN BANK

     The following selected financial information of American Bank with respect to each year in the five-year period ended December 31, 1993 and with respect to the nine-month periods ended September 30, 1994 and 1993, has been derived from the financial statements of American Bank. The selected financial information for the nine months ended September 30, 1994 and 1993 is unaudited but, in the opinion of American Bank management, reflects all adjustments that are necessary for a fair presentation of the results of operations for the interim periods presented. Results of operations for the nine-month period ended September 30, 1994 are not necessarily indicative of the results for the entire year. The information set forth below should be read in conjunction with American Bank's financial statements, the notes thereto, and "American Bank Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Proxy Statement-Prospectus.

                               NINE MONTHS ENDED
                                 SEPTEMBER 30,               YEARS ENDED DECEMBER 31,
                               -----------------   -----------------------------------------------
                                1994      1993      1993      1992      1991      1990      1989
                               -------   -------   -------   -------   -------   -------   -------
                   (Dollars in thousands, except per share amounts)
INCOME STATEMENT DATA:
  Interest income              $ 5,331   $ 5,272   $ 6,613   $ 6,773   $ 6,626   $ 6,663   $ 6,989
  Net interest income            3,924     3,733     4,762     4,320     3,003     2,728     2,810
  Provision for loan losses       (370)        -         -         -        90       200       100
  Income before
    cumulative effect of
    accounting change/extra-
    ordinary item                2,339       956     1,211     1,001       367       242       459
  Cumulative effect of
    accounting change/extra-
    ordinary item                    -        61        50         -       122         -         -
  Net income                     2,339     1,017     1,261     1,001       489       242       459

AVERAGE BALANCE SHEET DATA:
  Total assets                 $93,174   $87,051   $86,873   $84,120   $79,146   $77,503   $80,287
  Earning assets                84,985    77,201    78,139    73,469    69,716    67,832    70,981
  Loans (net of unearned
    discount)                   52,994    46,465    46,777    38,468    37,729    39,713    41,059
  Deposits                      85,000    79,147    78,806    77,370    73,396    71,523    75,067
  Shareholders' equity           8,069     6,731     6,892     5,767     4,886     4,676     4,205


                               NINE MONTHS ENDED
                                 SEPTEMBER 30,          YEARS ENDED DECEMBER 31,
                               -----------------  -------------------------------------
                                 1994     1993     1993    1992    1991   1990    1989
                               --------  -------  ------  ------  ------  -----  ------
PER SHARE DATA:
  Income before
    cumulative effect of
    accounting change/extra-
    ordinary item               $ 4.83   $ 1.98  $ 2.50  $ 2.07  $  .76  $ .50  $  .95
  Cumulative effect of
    accounting change/extra-
    ordinary item                    -      .12     .10       -     .24      -       -
  Net income                      4.83     2.10    2.60    2.07    1.00    .50     .95
  Cash dividends declared            -        -     .10       -       -      -       -
  Book value                     19.17    14.88   15.20   12.69   10.62   9.61    9.11
SELECTED RATIOS:
  Return on average assets        2.48     1.17    1.45    1.19     .62    .31     .57
  Return on average equity       28.98    15.11   18.30   17.36   10.01   5.18   10.92
  Equity to average assets        8.56     7.73    7.93    6.86    6.17   6.03    5.24

               PRO FORMA COMBINED SELECTED FINANCIAL INFORMATION
                                  (UNAUDITED)

The following table sets forth certain unaudited pro forma combined financial information for Hibernia Corporation (on a restated basis, after giving effect for the mergers of Commercial Bancshares, Inc. and Bastrop National Bank, consummated on July 1, 1994 and the mergers of First Continental Bancshares, Inc. and First Bancorp of Louisiana, Inc. consummated on August 1, 1994 [See Note A to the Pro Forma Combined Financial Statements.]) and American Bank. Year end information in this table is based on, and should be read in conjunction with, the restated consolidated financial statements and related notes of Hibernia Corporation, incorporated into this Proxy Statement - Prospectus by reference to Hibernia's Current Report on Form 8-K dated October 11, 1994, and the historical financial statements of American Bank, contained elsewhere in this Proxy Statement - Prospectus. The interim information in this table is based on, and should be read in conjunction with, the Quarterly Report on Form 10-Q for September 30, 1994 for Hibernia Corporation, incorporated into this Proxy Statement - Prospectus by reference and the American Bank interim period financial statements included in this Proxy Statement - Prospectus. The table also gives effect to probable mergers with Pioneer Bancshares Corporation, First State Bank and Trust Company, STABA Bancshares, Inc. and Progressive Bancorporation, Inc. to which Hibernia Corporation is a party, as discussed in Notes C through E to the Pro Forma Combined Financial Statements. The pro forma information, which reflects each of the consummated and probable mergers using the pooling of interests method of accounting, is presented for informational purposes only and should not be construed as indicative of the actual operations that would have occurred had the mergers been consummated at the beginning of the periods indicated below or which may occur after all the mergers are consummated. The pro forma information gives effect to the issuance in each of the periods presented, of 13,021,494 shares of Hibernia Corporation common stock for all of the outstanding shares of Commercial, Bastrop, First Continental, and First Bancorp and assumes the issuance of 2,250,000 shares of Hibernia Corporation common stock for all the outstanding shares of American Bank, 8,370,512 shares of Hibernia Corporation Common Stock for all the outstanding shares of Pioneer Bancshares, 3,350,000 shares of Hibernia Corporation common stock for all the outstanding shares of First State Bank and Trust Company, 2,250,000 shares of Hibernia Corporation common stock for all the outstanding shares of STABA Bancshares, Inc. and 2,500,000 shares of Hibernia Corporation common stock for all the outstanding shares of Progressive Bancorporation, Inc.

PRO FORMA HIBERNIA CORPORATION*
PRO FORMA COMBINED SELECTED FINANCIAL INFORMATION

                                                        Year Ended December 31                    9 Months Ended September 30
- -------------------------------------------------------------------------------------------       ---------------------------
Unaudited ($ in thousands, except per
 share amounts)                                   1993             1992             1991             1994             1993
                                               --------------------------------------------       ---------------------------

Net interest income                            $  238,826       $  238,718       $  266,351       $  182,389       $  179,730
Income (loss) from continuing                      56,602             (751)        (141,000)          63,360           39,955
 operations
Per share:
   Income (loss) from continuing
    operations                                       0.57            (0.02)           (3.25)            0.64             0.41
   Cash dividends                                    0.03                -             0.15             0.13                -
   Book value                                        4.87             4.20             5.03             5.15             4.59

SELECTED PERIOD-END BALANCES

Debt                                               23,981           25,710          127,566            3,679           24,521
Total assets                                    5,814,151        5,678,992        6,945,054        5,820,491        5,576,064


*  Includes Hibernia Corporation and American Bank

TOTAL PRO FORMA HIBERNIA CORPORATION**
PRO FORMA COMBINED SELECTED FINANCIAL INFORMATION

                                                        Year Ended December 31                    9 Months Ended September 30
- -------------------------------------------------------------------------------------------       ---------------------------
Unaudited ($ in thousands, except per
 share amounts)                                   1993             1992             1991             1994             1993
                                               --------------------------------------------       ---------------------------

Net interest income                            $  272,402       $  270,512       $  291,971       $   206,755      $  204,362
Income (loss) from continuing operations           64,916            5,841         (137,634)           71,694          45,663
Per share:
   Income (loss) from continuing
    operations                                       0.56             0.10            (2.30)             0.62            0.40
   Cash dividends                                    0.03                -             0.15              0.13               -
   Book value                                        4.70             4.06             4.35              4.96            4.45

SELECTED PERIOD-END BALANCES

Debt                                               36,809           37,568          141,339             8,591          38,013
Total assets                                    6,544,448        6,412,025        7,632,827         6,552,223       6,314,109

**  Includes Hibernia Corporation, American  Bank, Pioneer Bancshares Corporation, First State
    Bank and Trust Company, STABA Bancshares, Inc. and Progressive Bancorporation, Inc.


                       COMPARATIVE PER SHARE INFORMATION
                                  (UNAUDITED)

The following table sets forth for Hibernia Corporation common stock and American Bank common stock certain restated, historical unaudited pro forma combined and unaudited pro forma equivalent per share financial information. This table is based on and should be read in conjunction with the restated consolidated financial statements and related notes of Hibernia Corporation, incorporated by reference into this Proxy Statement - Prospectus, and American Bank, contained elsewhere in this Proxy Statement - Prospectus. The restated information reflects the impact of four mergers consummated in the second quarter of 1994, two each as of July 1 and August 1, each of which was accounted for as a pooling of interests. The pro forma information, which reflects the merger with American Bank using the pooling of interests method of accounting, is presented for informational purposes only and should not be construed as indicative of the actual operations that would have occurred had the merger been consummated at the beginning of the periods indicated below or which may occur after the merger is consummated. The pro forma information gives effect to the issuance of 2,250,000 shares of Hibernia Corporation common stock for all the outstanding shares of American Bank, which assumes that each share of American Bank common stock will be exchanged for 4.65 shares of Hibernia Corporation common stock. See "Proposed Merger-Terms of the Merger."

HIBERNIA CORPORATION AND AMERICAN BANK

COMPARATIVE PER SHARE INFORMATION
- -------------------------------------------------------------------------------
Unaudited


                                                                                     PRO FORMA
                                                                                     HIBERNIA            AMERICAN
                                                   RESTATED         HISTORICAL      CORPORATION            BANK
                                                   HIBERNIA          AMERICAN      (WITH AMERICAN        PRO FORMA
                                                CORPORATION (1)        BANK           BANK) (1)        EQUIVALENT (2)
                                                ---------------------------------------------------------------------
Income (loss) from continuing operations:
  For the nine months ended September 30,
    1994                                             $0.63              $4.83            $0.64              $2.98
    1993                                              0.41               1.98             0.41               1.91
  For the year ended December 31,
    1993                                             $0.58              $2.50            $0.57              $2.65
    1992                                             (0.04)              2.07            (0.02)            ($0.09)
    1991                                             (3.44)              0.76            (3.25)           ($15.11)

Cash dividends:
  For the nine months ended September 30,
    1994                                             $0.13                 --            $0.13              $0.60
    1993                                                --                 --               --                 --
For the year ended December 31,
    1993                                             $0.03              $0.10            $0.03              $0.14
    1992                                                --                 --               --                 --
    1991                                              0.15                 --             0.15               0.70

Book Value:
  At September 30, 1994                              $5.17             $19.17            $5.15             $23.95
  At December 31, 1993                               $4.91             $15.20            $4.87             $22.65


(1) Refer to "PRO FORMA FINANCIAL INFORMATION".

(2) Pro forma equivalent amounts are computed by multiplying the pro forma combined amount by the American exchange ratio of 4.65.

                              MEETING INFORMATION

GENERAL

          Each copy of this Proxy Statement-Prospectus mailed to holders of American Bank Common Stock is accompanied by a proxy card furnished in connection with the solicitation of proxies by American Bank's Board of Directors for use at the Special Meeting and at any adjournment thereof. This Proxy Statement-Prospectus and the accompanying proxy card are first being
mailed to shareholders of American Bank on approximately January   , 1995.  The
Special Meeting is scheduled to be held on February   , 1995, at  :00  .m.
central time, at the main office of American Bank, 22 Apple Street, Norco, Louisiana 70079-2214. Only holders of record of American Bank Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting.

PURPOSE OF THE SPECIAL MEETING

          The purpose of the Special Meeting is to consider and vote upon a proposal to approve the Agreement between Hibernia and its wholly-owned subsidiary HNB, on the one hand, and American Bank, on the other. Pursuant to the Agreement, American Bank will merge with and into HNB and each outstanding share of American Bank Common Stock will be converted into a number of shares of Hibernia Common Stock as described below under the heading "PROPOSED MERGER -- Terms of the Merger."

          HOLDERS OF AMERICAN BANK COMMON STOCK ARE REQUESTED TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE TO THE HERMAN GROUP, INC., 13760 NOEL ROAD, SUITE 320, DALLAS, TEXAS 75240.

SOLICITATION; VOTING AND REVOCATION OF PROXIES

          When a proxy in the form accompanying this Proxy Statement-Prospectus is properly executed and returned, the shares voted thereby will be voted in accordance with the instructions marked thereon. ALL EXECUTED BUT UNMARKED PROXIES THAT ARE RETURNED WILL BE VOTED "FOR" THE PROPOSAL TO APPROVE THE AGREEMENT.

          No matters are expected to be considered at the Special Meeting other than the proposal to approve the Agreement, but if any other matters should properly come before the Special Meeting, it is intended that proxies in the form accompanying this Proxy Statement-Prospectus will be voted on all such matters in accordance with the judgment of the person(s) voting such proxies.

          Any proxy may be revoked at any time before it is voted. A shareholder may revoke a proxy: (i) by submitting a subsequently dated proxy;
(ii) by giving written notice of such revocation to the Secretary of American Bank, provided that such notice is received by such Secretary at the principal offices of American Bank prior to the date of the Special Meeting, or (iii) upon request, if such shareholder is present at the Special Meeting and advises the inspector(s) of election that he is revoking a proxy. Mere attendance at the Special Meeting will not of itself revoke a previously submitted proxy. Revocation of a proxy will not affect a vote on any matter taken prior to receipt of such revocation.

          The cost of soliciting these proxies, including any and all professional fees paid to attorneys and accountants in connection with the preparation and filing with the Commission of this Proxy Statement-Prospectus and other proxy materials, and the cost of printing and mailing these proxy materials, will be borne by American Bank. In addition to the use of the mails, proxies may be solicited personally, by telephone, telecopier, or telegram by directors, officers and employees of American Bank. Such officers, directors and employees will continue to receive any compensation from American Bank to which they are entitled by virtue of their employment or status as an officer or director, but will not receive any additional fee, compensation, or other remuneration for soliciting proxies in connection with the Special Meeting. An outside solicitation firm, The Herman Group, Inc., has been retained by American Bank to assist in the solicitation of proxies for an aggregate fee of $4,000 plus out-of-pocket expenses.

          AMERICAN BANK SHAREHOLDERS SHOULD NOT FORWARD ANY STOCK CERTIFICATES WITH THEIR PROXY CARDS. IF THE MERGER IS CONSUMMATED, SHAREHOLDERS OF AMERICAN BANK WILL RECEIVE INSTRUCTIONS REGARDING THE EXCHANGE OF THEIR AMERICAN BANK STOCK CERTIFICATES FOR CERTIFICATES REPRESENTING HIBERNIA COMMON STOCK.

SHARES ENTITLED TO VOTE; QUORUM; VOTE REQUIRED

          The Board of Directors of American Bank has fixed the close of business on December 30, 1994, as the record date for the determination of shareholders entitled to notice of and to vote at the Special Meeting. As of the Record Date, there were 483,686 shares of American Bank Common Stock outstanding. Each share of American Bank Common Stock is entitled to one vote on all matters to come before the Special Meeting. With respect to all matters to come before the Special Meeting, the presence at the Special Meeting, in person or by proxy, of the holders of a majority of the outstanding shares of American Bank Common Stock is necessary to constitute a quorum. For these purposes, shares of American Bank Common Stock which are present in person or represented by proxy at the Special Meeting will be counted for quorum purposes regardless whether the holder of the shares or proxy actually votes on the Merger or whether a broker with discretionary authority fails to exercise its discretionary voting authority with respect to the Merger. Accordingly, an "abstention" will be considered present for quorum purposes, but will have the same effect as a vote "against" the proposal as to which the abstention is made. The Agreement must be approved at the Special Meeting by the affirmative vote of the holders of at least two-thirds of the outstanding shares of American Bank Common Stock.

          As a condition to the consummation of the Merger, each shareholder of American Bank who is also a director of American Bank is required to execute prior to the Merger an agreement pursuant to which such shareholder, among other things, commits to vote in favor of the approval of the Agreement, unless he is prohibited by law from voting in favor of the Agreement in the opinion of his counsel. The nine persons who have executed or will execute such agreements beneficially owned, as of the Record Date, an aggregate of 92,328 shares, or approximately 19.09%, of the outstanding American Bank Common Stock on that date. Additionally, Hibernia and HNB beneficially owned, as of the Record Date, an aggregate of 47,763 shares, or approximately 9.87%, of the outstanding American Bank Common Stock on that date. As a condition to consummation of the Merger, Hibernia and HNB have agreed to vote their shares in favor of the approval of the Agreement.

          Under Louisiana law, shareholders of Hibernia are not required to approve the Agreement.

RECOMMENDATION OF AMERICAN BANK'S BOARD OF DIRECTORS

          American Bank's Board of Directors has unanimously approved the Merger and the Agreement and unanimously recommends that American Bank's shareholders vote FOR approval of the Merger and the Agreement. See "PROPOSED MERGER -- Background of and Reasons for the Merger" and "-- Opinion of Financial Advisor."

OTHER MATTERS

          The Board of Directors of American Bank is not aware of any business to be acted upon at the Special Meeting other than consideration of the Merger and the Agreement. If, however, other matters are properly brought before the Special Meeting, or any adjournment thereof, the persons appointed as proxies will have discretion to vote or abstain from voting thereon according to their best judgment.

                        PRO FORMA FINANCIAL INFORMATION

          The following pro forma financial statements reflect Hibernia's pending mergers as described in its public reports and press releases, giving effect to the assumptions and adjustments described in the accompanying notes.

          The information in the column titled "Historical Hibernia Corporation" on the Pro Forma Combined Balance Sheet and Pro Forma Combined Statements of Income are summarized from Hibernia's Quarterly Report on Form 10-Q for the quarter ended September 30, 1994. The information in the column titled "Restated Hibernia Corporation" on the Pro Forma Combined Statements is summarized from the supplemental consolidated financial statements of Hibernia filed on the Current Report on Form 8-K dated October 11, 1994, which reflects four mergers consummated in the third quarter of 1994, and its Quarter Report on Form 10-Q for the quarter ended September 30, 1994. The information contained in the columns titled "Pioneer Bancshares Corporation", "First State Bank and Trust Company", "American Bank", "STABA Bancshares", and "Progressive Bancorporation" are based on December 31, 1993, 1992 and 1991 audited financial statements of those entities and unaudited financial statements of those entities for the quarters ended September 30, 1994 and 1993. The pro forma financial statements do not purport to be indicative of the results that actually would have been obtained if the pending transactions had occurred on the dates indicated or that may be obtained in the future.

          On June 1, 1994, Hibernia signed an agreement and plan of merger with Pioneer Bancshares Corporation ("Pioneer"), a bank holding company headquartered in Shreveport, Louisiana, that owns Pioneer Bank & Trust Company, headquartered in Shreveport, Louisiana. At June 30, 1994, Pioneer reported consolidated assets of $362 million, shareholders' equity of $29.8 million and operated 12 banking branches in Caddo Parish, Louisiana. The terms of the merger provide that Hibernia will issue 8,370,511 shares of Hibernia Common Stock for all of the outstanding shares of Pioneer. If the average market price of Hibernia Common Stock is less than $7.50, each Pioneer shareholder would receive that number of shares of Hibernia Common Stock equal to the number of shares of Pioneer stock held by each shareholder multiplied by the quotient of (a) $62,779,000 divided by the average market price of Hibernia Common Stock, (b) divided by the number of issued and outstanding shares of Pioneer stock. If the average market price of Hibernia Common Stock is greater than $9.50, each Pioneer shareholder would receive that number of shares of Hibernia Common Stock equal to the number of shares of Pioneer stock held by each shareholder multiplied by the quotient of (a) $72,500,000 divided by the average market price of Hibernia Common Stock, (b) divided by the number of issued and outstanding shares of Pioneer stock. The transaction will be accounted for as a pooling-of-interests.

          On August 16, 1994, Hibernia announced that it had executed an agreement and plan of merger with First State Bank and Trust Company, a Louisiana banking association headquartered in Bogalusa, Louisiana ("First State"). First State operates five branches in Washington Parish (three in Bogalusa and one each in Franklinton and Varnado) and two branches in St. Tammany Parish (one each in Mandeville and Covington) and, as of September 30, 1994, had $149 million in assets and $20 million in shareholders' equity. The terms of the merger provide that shareholders of First State will receive an aggregate of 3,350,000 shares of Hibernia Common Stock in the merger, unless the average market price of Hibernia Common Stock as of the closing is less than $7.75 (in which case they would receive in the aggregate Hibernia shares valued at $25,962,500) or more than $9.75 per share (in which case they would receive in the aggregate Hibernia shares valued at $32,662,500).

          On November 16, 1994, Hibernia announced that it had executed an agreement and plan of merger with STABA Bancshares, Inc., a Louisiana corporation which owns all of the stock of State Bank and Trust Company, a Louisiana banking association headquartered in Donaldsonville, Louisiana ("STABA"). The terms of the merger provide that shareholders of STABA will receive a number of shares of Hibernia Common Stock, the aggregate market value of which is $18 million in the merger. The number of shares to be exchanged will depend upon the average market price of Hibernia Common Stock as of the closing of this merger.

          On December 1, 1994, Hibernia announced that it had executed an agreement and plan of merger with Progressive Bancorporation, Inc, a Louisiana corporation ("Progressive") and the parent company of Progressive Bank & Trust Company, a Louisiana banking association headquartered in Houma, Louisiana. The terms of the merger provide that shareholders of Progressive will receive an aggregate of 2,500,000 shares of Hibernia Common Stock in the merger, regardless of the market price of Hibernia Common Stock at the closing of the merger.

          The mergers with First State, Pioneer, STABA and Progressive are subject to the satisfaction of certain conditions similar to those described herein with regard to the Merger. There can be no assurance that either of these proposed mergers will occur, or that the timing of the consummation of those mergers will be as assumed in the Pro Forma Financial Statements.

                        PRO FORMA COMBINED BALANCE SHEET
                                  (UNAUDITED)

The following unaudited pro forma combined balance sheet combines the historical balance sheet of Hibernia Corporation and the historical balance sheet of American Bank as if the merger had been effective on September 30, 1994. This unaudited pro forma combined balance sheet should be read in conjunction with the audited restated consolidated financial statements and related notes of Hibernia Corporation, incorporated by reference into this Proxy Statement - Prospectus by reference to Hibernia's Current Report on Form 8-K dated October 11, 1994, and American Bank, contained elsewhere in this Proxy Statement - Prospectus. The unaudited pro forma combined balance sheet also gives effect to other probable mergers, to which Hibernia Corporation is a party, as discussed in Notes C through E of the pro forma combined financial statements. These mergers include Pioneer Bancshares Corporation, First State Bank and Trust Company, STABA Bancshares, Inc. and Progressive Bancorporation, Inc. Each merger has been included in the pro forma combined balance sheet as if the merger had been effective on September 30, 1994.

HIBERNIA CORPORATION
PRO FORMA COMBINED BALANCE SHEET
September 30, 1994
- ----------------------------------------------------------------------------------------------
                             HISTORICAL                 PRO           PRO FORMA      PIONEER
                              HIBERNIA     AMERICAN    FORMA          HIBERNIA     BANCSHARES,
Unaudited ($ in thousands)   CORPORATION     BANK      ADJ.          CORPORATION   CORPORATION

- -----------------------------------------------------------------------------------------------
ASSETS
  Cash and due from banks     $  270,340    $ 4,373                   $  274,713      $ 16,055
  Interest-bearing time
   deposits in domestic
   banks                              --        128                          128         3,846
  Short-term investments          69,749      3,400                       73,149         1,479

  Securities available for
   sale                          529,389     16,630                      546,019        45,913
  Securities held to
   maturity                    1,632,539     10,481                    1,643,020       130,750
  Loans, net of unearned
   income                      3,081,362     54,362                    3,135,724       145,501
      Reserve for possible
       loan losses              (150,178)      (715)                    (150,893)       (2,682)
- -----------------------------------------------------------------------------------------------
        Loans, net             2,931,184     53,647        --          2,984,831       142,819
- -----------------------------------------------------------------------------------------------
  Bank premises and
   equipment                     100,448      2,537                      102,985         7,265
  Customers' acceptance
   liability                       9,750         --                        9,750            --
  Receivables arising from
   securities transactions
   not yet settled                16,737         --                       16,737            --
  Other assets                   167,656      1,503                      169,159         6,241
- -----------------------------------------------------------------------------------------------
        TOTAL ASSETS          $5,727,792    $92,699        --         $5,820,491      $354,368
===============================================================================================

LIABILITIES
  Deposits:
      Demand,
       noninterest-bearing    $  882,120    $13,948                   $  896,068      $ 73,194
      Interest-bearing         4,070,271     68,296                    4,138,567       241,387
- -----------------------------------------------------------------------------------------------
        Total Deposits         4,952,391     82,244        --          5,034,635       314,581
- -----------------------------------------------------------------------------------------------
  Federal funds purchased
   and securities sold
   under agreements to
   repurchase                    137,632        248                      137,880         3,948
  Liability on acceptances         9,750         --                        9,750            --
  Payables arising from           16,413         --                       16,413            --
   securities transactions
   not yet settled
  Other liabilities              107,641        929                      108,570         3,170
  Debt                             3,679         --                        3,679         2,071
- -----------------------------------------------------------------------------------------------
        TOTAL LIABILITIES      5,227,506     83,421        --          5,310,927       323,770
- -----------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
  Preferred Stock                     --         --                           --            --
  Common Stock                   186,096        484   $ 3,836   (B)      190,416         2,880
  Surplus                        392,282      3,516    (3,836)  (B)      391,962         6,742

  Retained earnings
   (deficit)                     (63,011)     5,694                      (57,317)       22,198
  Treasury Stock                  (1,620)        --                       (1,620)         (813)
  Unrealized gain (loss)
   on securities available
   for sale                      (13,461)      (416)                     (13,877)         (409)
- -----------------------------------------------------------------------------------------------
        TOTAL SHAREHOLDERS'
        EQUITY                   500,286      9,278        --            509,564        30,598
- -----------------------------------------------------------------------------------------------
        TOTAL LIABILITIES
        AND SHAREHOLDERS'
        EQUITY                $5,727,792    $92,699        --         $5,820,491      $354,368
===============================================================================================


                                FIRST                                                          (E)
                                STATE                                                          TOTAL
                               BANK AND      STABA        PROGRESSIVE                        PRO FORMA
                                TRUST     BANCSHARES,   BANCORPORATION,     PRO FORMA         HIBERNIA
                               COMPANY       INC.            INC.          ADJUSTMENTS       CORPORATION
- --------------------------------------------------------------------------------------------------------

ASSETS
  Cash and due from banks      $  6,555       $ 4,778          $  6,256                      $  308,357
  Interest-bearing time
   deposits in domestic
   banks                             --           986                --                           4,960
  Short-term investments          6,900         2,281                --       ($3,363)(C)        78,345
                                                                               (2,101)(D)
  Securities available for
   sale                              --        20,834            28,271                         641,037
  Securities held to
   maturity                      82,433        18,346            24,610                       1,899,159
  Loans, net of unearned
   income                        49,994        47,698            77,030        (3,185)(D)     3,452,762
      Reserve for possible
       loan losses               (1,133)       (1,036)           (1,192)                       (156,936)
- -------------------------------------------------------------------------------------------------------
        Loans, net               48,861        46,662            75,838        (3,185)        3,295,826
- -------------------------------------------------------------------------------------------------------
  Bank premises and
   equipment                      1,432         2,010             2,797                         116,489
  Customers' acceptance
   liability                         --            --                --                           9,750
  Receivables arising from
   securities transactions
   not yet settled                   --            --                --                          16,737
  Other assets                    2,800         1,490             1,873                         181,563
- -------------------------------------------------------------------------------------------------------
        TOTAL ASSETS           $148,981       $97,387          $139,645       ($8,649)       $6,552,223
=======================================================================================================

LIABILITIES
  Deposits:
      Demand,
       noninterest-bearing     $ 23,365       $14,515          $ 20,146                      $1,027,288
      Interest-bearing          104,023        74,887            99,159                       4,658,023
- -------------------------------------------------------------------------------------------------------
        Total Deposits          127,388        89,402           119,305            --         5,685,311
- -------------------------------------------------------------------------------------------------------
  Federal funds purchased
   and securities sold
   under agreements to
       repurchase                    --            --                --                         141,828
  Liability on acceptances           --            --                --                           9,750
  Payables arising from
   securities transactions
   not yet settled                   --            --                --                          16,413
  Other liabilities               1,299           292             4,183          ($30)(D)       117,484
  Debt                               --            --             8,097        (5,256)(D)         8,591
- -------------------------------------------------------------------------------------------------------
        TOTAL LIABILITIES       128,687        89,694           131,585        (5,286)        5,979,377
- -------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
  Preferred Stock                    --            --               130          (130)(C)            --
  Common Stock                    1,000           152                65        27,526 (C)       222,039
  Surplus                         8,000         3,176             2,016       (28,363)(C)       380,300
                                                                               (3,233)(C)
  Retained earnings
   (deficit)                     11,294         4,646             6,432                         (12,747)
  Treasury Stock                     --            --               (24)          837 (C)        (1,620)
  Unrealized gain (loss)
   on securities available
   for sale                          --          (281)             (559)                        (15,126)
- -------------------------------------------------------------------------------------------------------
        TOTAL SHAREHOLDERS'
        EQUITY                   20,294         7,693             8,060        (3,363)          572,846
- -------------------------------------------------------------------------------------------------------
        TOTAL LIABILITIES
        AND SHAREHOLDERS'
        EQUITY                 $148,981       $97,387          $139,645       ($8,649)       $6,552,223
=======================================================================================================

                    PRO FORMA COMBINED STATEMENTS OF INCOME
                                  (UNAUDITED)

The following unaudited pro forma combined statements of income for the nine months ended September 30, 1994 and 1993, and the years ended December 31, 1993, 1992, and 1991 combines the historical and restated statements of income of Hibernia Corporation and the historical statements of income of American Bank as if the merger had been effective on January 1, 1991. These unaudited pro forma combined statements of income should be read in conjunction with the audited restated consolidated financial statements and related notes of Hibernia, filed in Hibernia's Current Report on Form 8-K dated October 11, 1994, incorporated by reference into this Proxy Statement - Prospectus, and the historical financial statements and related notes of American Bank, contained elsewhere in this Proxy Statement - Prospectus. The cost associated with the merger, estimated to be
approximately $            will be accounted for as a current period expense
upon consummation of the merger and has not been reflected in the pro forma combined statements of income. The restated statements of income reflect the impact of four mergers consummated in the second quarter of 1994 as discussed in Note A. The unaudited pro forma combined statements of income also give effect to other probable mergers, to which Hibernia Corporation is a party, as discussed in Notes C through E to the pro forma combined financial statements. These mergers include Pioneer Bancshares Corporation, First State Bank and Trust Company, STABA Bancshares, Inc. and Progressive Bancorporation, Inc. Each bank has been included in the pro forma combined statements of income as though the merger had been effective on January 1, 1991.

HIBERNIA CORPORATION
PRO FORMA COMBINED STATEMENT OF INCOME
Nine Months Ended September 30, 1994
- ----------------------------------------------------------------------------------------------
                             HISTORICAL                          PRO FORMA           PIONEER
Unaudited ($ in thousands,    HIBERNIA          AMERICAN          HIBERNIA          BANCSHARES
  except per share data)     CORPORATION          BANK           CORPORATION        CORPORATION
- -----------------------------------------------------------------------------------------------
INTEREST INCOME
  Interest and fees on
   loans                     $  180,138         $ 3,972          $  184,110            $ 10,411
  Interest on securities:
   U.S. government
    securities and
    obligations of
    U.S. government
    agencies                     95,870           1,101              96,971               6,515
  Obligations of states
   and political
   subdivisions                     846              75                 921                   7
  Trading account interest           20              --                  20                  --
  Interest on time deposits
   in domestic banks                 --               4                   4                  91
  Interest on federal funds
   sold and securities
   purchased under
   agreements to resell           4,222             179               4,401                 164
- -----------------------------------------------------------------------------------------------
    TOTAL INTEREST INCOME       281,096           5,331             286,427              17,188
- -----------------------------------------------------------------------------------------------
INTEREST EXPENSE
 Interest on deposits            96,833           1,379              98,212               5,086
 Interest on federal funds
   purchased and securities
   sold under agreements
   to repurchase                  3,935              --               3,935                  56
 Interest on debt and other       1,863              28               1,891                 223
- -----------------------------------------------------------------------------------------------
    TOTAL INTEREST EXPENSE      102,631           1,407             104,038               5,365
- -----------------------------------------------------------------------------------------------
NET INTEREST INCOME             178,465           3,924             182,389              11,823
 Provision for possible
  loan losses                   (17,480)           (370)            (17,850)                125
- -----------------------------------------------------------------------------------------------
NET INTEREST INCOME AFTER
 PROVISION FOR POSSIBLE
 LOAN LOSSES                    195,945           4,294             200,239              11,698
- -----------------------------------------------------------------------------------------------
NONINTEREST INCOME
 Trust fees                       9,463              --               9,463                  --
 Service charges on
  deposits                       28,692             473              29,165               2,102
 Other service, collection
  and exchange charges           14,458              91              14,549               1,769
 Other operating income           7,356             861               8,217                 614
 Securities gains
  (losses), net                  (1,517)            750                (767)                 (3)
- -----------------------------------------------------------------------------------------------
   TOTAL NONINTEREST
    INCOME                       58,452           2,175              60,627               4,482
- -----------------------------------------------------------------------------------------------
NONINTEREST EXPENSE
 Salaries and employee
  benefits                       81,330           1,329              82,659               5,789
 Occupancy expense, net          16,963             406              17,369                 888
 Equipment expense                9,638              78               9,716                 639
 Data processing expense         14,485             470              14,955                 119
 Foreclosed property
  expense                        (5,191)             15              (5,176)                133
 Amortization of
  intangibles                    20,476              --              20,476                  39
 Other operating
  expense                        53,151             709              53,860               3,337
- -----------------------------------------------------------------------------------------------
    TOTAL NONINTEREST
     EXPENSE                    190,852           3,007             193,859              10,944
- -----------------------------------------------------------------------------------------------
INCOME BEFORE INCOME
 TAXES                           63,545           3,462              67,007               5,236
Income tax expense                2,524           1,123               3,647               1,786
- -----------------------------------------------------------------------------------------------
INCOME FROM CONTINUING
 OPERATIONS                    $ 61,021          $2,339            $ 63,360             $ 3,450
===============================================================================================
PRO FORMA WEIGHTED
 AVERAGE COMMON SHARES       96,728,744       2,250,000          98,978,744           8,370,512
===============================================================================================
PRO FORMA INCOME
 PER COMMON SHARE
 FROM CONTINUING
 OPERATIONS                       $0.63                               $0.64
===============================================================================================

- ----------------------------------------------------------------------------------------------
                                                                                        (E)
                             FIRST STATE                                               TOTAL
                              BANK AND           STABA            PROGRESSIVE        PRO FORMA
Unaudited ($ in thousands,     TRUST           BANCSHARES,      BANCORPORATION,      HIBERNIA
  except per share data)       COMPANY            INC.                INC.          CORPORATION
- -----------------------------------------------------------------------------------------------
INTEREST INCOME
  Interest and fees on
   loans                      $3,366             $3,106           $5,654            $206,647
  Interest on securities:
   U.S. government
    securities and
    obligations of
    U.S. government
    agencies                   3,260              1,524            2,121             110,391
  Obligations of states
   and political
   subdivisions                    9                229              557               1,723
  Trading account interest        --                 --               --                  20
  Interest on time deposits
   in domestic banks              --                 30              104                 229
  Interest on federal funds
   sold and securities
   purchased under
   agreements to resell          187                 72               --               4,824
- ---------------------------------------------------------------------------------------------
    TOTAL INTEREST INCOME      6,822              4,961            8,436             323,834
- ---------------------------------------------------------------------------------------------
INTEREST EXPENSE
 Interest on deposits          2,570              1,747            2,861             110,476
 Interest on federal funds
   purchased and securities
   sold under agreements
   to repurchase                  --                  8               13               4,012
 Interest on debt and other       --                 --              477               2,591
- ---------------------------------------------------------------------------------------------
    TOTAL INTEREST EXPENSE     2,570              1,755            3,351             117,079
- ---------------------------------------------------------------------------------------------
NET INTEREST INCOME            4,252              3,206            5,085             206,755
 Provision for possible
  loan losses                    124                150             (722)            (18,173)
- ---------------------------------------------------------------------------------------------
NET INTEREST INCOME AFTER
 PROVISION FOR POSSIBLE
 LOAN LOSSES                   4,128              3,056            5,807             224,928
- ---------------------------------------------------------------------------------------------
NONINTEREST INCOME
 Trust fees                        3                 --               --               9,466
 Service charges on
  deposits                       533                348               709             32,857
 Other service, collection
  and exchange charges           216                 45               369             16,948
 Other operating income           68                 94               783              9,776
 Securities gains
  (losses), net                   --                 26               624               (120)
- ---------------------------------------------------------------------------------------------
   TOTAL NONINTEREST
    INCOME                       820                513             2,485             68,927
- ---------------------------------------------------------------------------------------------
NONINTEREST EXPENSE
 Salaries and employee
  benefits                     1,640                866            1,769              92,723
 Occupancy expense, net          517                131              288              19,193
 Equipment expense               142                315              169              10,981
 Data processing expense         128                 16              117              15,335
 Foreclosed property
  expense                          1                 --              141              (4,901)
 Amortization of
  intangibles                     --                 --               89              20,604
 Other operating
  expense                        606                717            1,436              59,956
- ---------------------------------------------------------------------------------------------
    TOTAL NONINTEREST
     EXPENSE                   3,034              2,045            4,009             213,891
- ---------------------------------------------------------------------------------------------
INCOME BEFORE INCOME
 TAXES                         1,914              1,524            4,283              79,964
Income tax expense               952                517            1,368               8,270
- ---------------------------------------------------------------------------------------------
INCOME FROM CONTINUING
 OPERATIONS                     $962             $1,007           $2,915            $ 71,694
=============================================================================================
PRO FORMA WEIGHTED
 AVERAGE COMMON SHARES     3,350,000          2,250,000        2,500,000         115,449,256
=============================================================================================
PRO FORMA INCOME
 PER COMMON SHARE
 FROM CONTINUING
 OPERATIONS                                                                            $0.62
=============================================================================================

See notes to Pro Forma Combined Financial Statements.

HIBERNIA CORPORATION
PRO FORMA COMBINED STATEMENT OF INCOME
NINE MONTHS ENDED SEPTEMBER 30, 1993
- ------------------------------------------------------------------------------------------------------------------------------------
                                                            (A)
                                                          RESTATED                        PRO FORMA        PIONEER
                                                          HIBERNIA          AMERICAN       HIBERNIA       BANCSHARES
Unaudited ($ in thousands, except per share data)        CORPORATION          BANK       CORPORATION     CORPORATION
 -----------------------------------------------------------------------------------------------------------------------------------
INTEREST INCOME
 Interest and fees on loans                                $167,064         $3,755         $170,819         $10,707
 Interest on securities:
  U.S. government securities and obligations of
    U.S. government agencies                                 96,220          1,407           97,627           6,917
  Obligations of states and political subdivisions              855             11              866               8
 Trading account interest                                        24             --               24              --
 Interest on time deposits in domestic banks                    188              4              192             173
 Interest on federal funds sold and securities
  purchased under agreements to resell                        7,780             95            7,875             159
- ------------------------------------------------------------------------------------------------------------------------------------
   TOTAL INTEREST INCOME                                    272,131          5,272          277,403          17,964
- ------------------------------------------------------------------------------------------------------------------------------------
Interest Expense
 Interest on deposits                                        91,187          1,415           92,602           4,990
 Interest on federal funds purchased and
  securities sold under agreements to repurchase              2,944              1            2,945               4
 Interest on debt and other                                   2,003            123            2,126             709
- ------------------------------------------------------------------------------------------------------------------------------------
    TOTAL INTEREST EXPENSE                                   96,134          1,539           97,673           5,703
- ------------------------------------------------------------------------------------------------------------------------------------
NET INTEREST INCOME                                         175,997          3,733          179,730          12,261
 Provision for possible loan losses                          11,983             --           11,983           1,309
- ------------------------------------------------------------------------------------------------------------------------------------
NET INTEREST INCOME AFTER PROVISION FOR
 POSSIBLE LOAN LOSSES                                       164,014          3,733          167,747          10,952
- ------------------------------------------------------------------------------------------------------------------------------------
NONINTEREST INCOME
 Trust fees                                                   9,851             --            9,851              --
 Service charges on deposits                                 26,148            484           26,632           2,309
 Other service, collection and exchange charges              12,270             78           12,348           1,656
 Other operating income                                       7,724             88            7,812             547
 Securities gains (losses), net                                 100              5              105             (73)
- ------------------------------------------------------------------------------------------------------------------------------------
    TOTAL NONINTEREST INCOME                                 56,093            655           56,748           4,439
- ------------------------------------------------------------------------------------------------------------------------------------
NONINTEREST EXPENSE
 Salaries and employee benefits                              72,837          1,313           74,150           5,669
 Occupancy expense, net                                      16,532            358           16,890           1,113
 Equipment expense                                            9,369             55            9,424             569
 Data processing expense                                     12,755            399           13,154             285
 Foreclosed property expense                                  5,883             27            5,910             811
 Amortization of intangibles                                  6,119             --            6,119              52
 Other operating expense                                     53,278            842           54,120           3,063
- ------------------------------------------------------------------------------------------------------------------------------------
    TOTAL NONINTEREST INCOME                                176,773          2,994          179,767          11,562
- ------------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES AND
 EXTRAORDINARY ITEMS                                         43,334          1,394           44,728           3,829
Income tax expense                                            4,335            438            4,773           1,329
- ------------------------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS                           $38,999           $956          $39,955          $2,500
====================================================================================================================================
PRO FORMA WEIGHTED AVERAGE COMMON SHARES                 96,055,341      2,250,000       98,305,341       8,370,512
====================================================================================================================================
PRO FORMA INCOME PER COMMON SHARE
 FROM CONTINUING OPERATIONS(F)                                $0.41                           $0.41
====================================================================================================================================

- ---------------------------------------------------------------------------------------------------------------------------------
                                                       FIRST STATE                                            TOTAL
                                                        BANK AND        STABA           PROGRESSIVE         PRO FORMA
                                                         TRUST        BANCSHARES,      BANCORPORATION       HIBERNIA
Unaudited ($ in thousands, except per share data)       COMPANY          INC.               INC.           CORPORATION
- ---------------------------------------------------------------------------------------------------------------------------------
INTEREST INCOME                                          $3,459         $2,398            $5,561             $193,484
 Interest and fees on loans
 Interest on securities:
  U.S. government securities and obligations of
    U.S. government agencies                              3,879          1,571             2,387              112,381
  Obligations of states and political subdivisions           23            226               420                1,543
 Trading account interest                                    --             --                --                   24
 Interest on time deposits in domestic banks                 --             60                71                  496
 Interest on federal funds sold and securities
  purchased under agreements to resell                      110            149                --                8,293
- ------------------------------------------------------------------------------------------------------------------------------------
   TOTAL INTEREST INCOME                         7,471          4,944             8,439              316,221
- ------------------------------------------------------------------------------------------------------------------------------------
INTEREST EXPENSE
 Interest on deposits                                     2,839          1,933             2,986              105,350
 Interest on federal funds purchased and
  securities sold under agreements to repurchase             --             --                19                2,968
 Interest on debt and other                                  --             --               706                3,541
- ------------------------------------------------------------------------------------------------------------------------------------
    TOTAL INTEREST EXPENSE                                2,839          1,933             3,711              111,859
- ------------------------------------------------------------------------------------------------------------------------------------
NET INTEREST INCOME                                       4,632          3,011             4,728              204,362
 Provision for possible loan losses                         964            180               168               14,604
- ------------------------------------------------------------------------------------------------------------------------------------
NET INTEREST INCOME AFTER PROVISION FOR
 POSSIBLE LOAN LOSSES                                     3,668          2,831             4,560              189,758
- ------------------------------------------------------------------------------------------------------------------------------------
NONINTEREST INCOME
 Trust fees                                                   3             --                --                9,854
 Service charges on deposits                                529            290               577               30,337
 Other service, collection and exchange charges             209             47               266               14,526
 Other operating income                                     265             91               346                9,061
 Securities gains (losses), net                              --             --                75                  107
- ------------------------------------------------------------------------------------------------------------------------------------
    TOTAL NONINTEREST INCOME                              1,006            428             1,264               63,885
- ------------------------------------------------------------------------------------------------------------------------------------
NONINTEREST EXPENSE
 Salaries and employee benefits                           1,226            781             1,537               83,363
 Occupancy expense, net                                     562            112               239               18,916
 Equipment expense                                          120            262                89               10,464
 Data processing expense                                    112             18               162               13,731
 Foreclosed property expense                                  6             --               (70)               6,657
 Amortization of intangibles                                 --             --                89                6,260
 Other operating expense                                    592            673             1,954               60,402
- ------------------------------------------------------------------------------------------------------------------------------------
    TOTAL NONINTEREST EXPENSE                             2,618          1,846             4,000              199,793
- ------------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES AND
 EXTRAORDINARY ITEMS                                      2,056          1,413             1,824               53,850
Income tax expense                                          975            420               690                8,187
- ------------------------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS                        $1,081           $993            $1,134              $45,663
====================================================================================================================================
PRO FORMA WEIGHTED AVERAGE COMMON SHARES              3,350,000      2,250,000         2,500,000          114,775,853
====================================================================================================================================
PRO FORMA INCOME PER COMMON SHARE
 FROM CONTINUING OPERATIONS(F)                                                                                  $0.40
====================================================================================================================================

See notes to Pro Forma Combined Financial Statements.

HIBERNIA CORPORATION
PRO FORMA COMBINED STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 1993
- ------------------------------------------------------------------------------------------------------------------------------------
                                                            (A)
                                                          RESTATED                        PRO FORMA        PIONEER
                                                          HIBERNIA          AMERICAN       HIBERNIA       BANCSHARES
Unaudited ($ in thousands, except per share data)        CORPORATION          BANK       CORPORATION     CORPORATION
 -----------------------------------------------------------------------------------------------------------------------------------
INTEREST INCOME
 Interest and fees on loans                                $224,146         $4,705         $228,851         $14,704
 Interest on securities:
  U.S. government securities and obligations of
    U.S. government agencies                                126,820          1,756          128,576           8,980
  Obligations of states and political subdivisions            1,222             21            1,243              86
 Trading account interest                                        33             --               33              --
 Interest on time deposits in domestic banks                    295              6              301             255
 Interest on federal funds sold and securities
  purchased under agreements to resell                        9,219            125            9,344             217
- ------------------------------------------------------------------------------------------------------------------------------------
   TOTAL INTEREST INCOME                                    361,735          6,613          368,348          24,242
- ------------------------------------------------------------------------------------------------------------------------------------
INTEREST EXPENSE
 Interest on deposits                                       121,000          1,851          122,851           6,597
 Interest on federal funds purchased and
  securities sold under agreements to repurchase              4,002             --            4,002              14
 Interest on debt and other                                   2,669             --            2,669             949
- ------------------------------------------------------------------------------------------------------------------------------------
    TOTAL INTEREST EXPENSE                                  127,671          1,851          129,522           7,560
- ------------------------------------------------------------------------------------------------------------------------------------
NET INTEREST INCOME                                         234,064          4,762          238,826          16,682
 Provision for possible loan losses                          (5,607)            --           (5,607)          1,509
- ------------------------------------------------------------------------------------------------------------------------------------
NET INTEREST INCOME AFTER PROVISION FOR
 POSSIBLE LOAN LOSSES                                       239,671          4,762          244,433          15,173
- ------------------------------------------------------------------------------------------------------------------------------------
NONINTEREST INCOME
 Trust fees                                                  13,310             --           13,310              --
 Service charges on deposits                                 34,937            625           35,562           2,965
 Other service, collection and exchange charges              17,367             92           17,459           2,290
 Gain on settlement of acquired loans                         1,308             --            1,308              --
 Other operating income                                       7,326            463            7,789             474
 Securities gains (losses), net                                 165              5              170             (73)
- ------------------------------------------------------------------------------------------------------------------------------------
    TOTAL NONINTEREST INCOME                                 74,413          1,185           75,598           5,656
- ------------------------------------------------------------------------------------------------------------------------------------
NONINTEREST EXPENSE
 Salaries and employee benefits                              98,517          1,559          100,076           7,524
 Occupancy expense, net                                      22,757            285           23,042           1,240
 Equipment expense                                           12,577            282           12,859             751
 Data processing expense                                     16,753            534           17,287             186
 Foreclosed property expense                                  7,135            587            7,722             723
 Provision for data processing enhancements                  11,991             --           11,991              --
 Other operating expense                                     83,604            981           84,585           4,740
- ------------------------------------------------------------------------------------------------------------------------------------
    TOTAL NONINTEREST EXPENSE                               253,334          4,228          257,562          15,164
- ------------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES,
 EXTRAORDINARY ITEM AND CUMULATIVE EFFECT
 OF ACCOUNTING CHANGE                                        60,750          1,719           62,469           5,665
Income tax expense                                            5,359            508            5,867           1,975
- ------------------------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS                           $55,391         $1,211          $56,602          $3,690
====================================================================================================================================
PRO FORMA WEIGHTED AVERAGE COMMON SHARES                 96,196,623      2,250,000       98,446,623       8,370,512
====================================================================================================================================
PRO FORMA INCOME PER COMMON SHARE
 FROM CONTINUING OPERATIONS(F)                                $0.58                           $0.57
====================================================================================================================================

- ---------------------------------------------------------------------------------------------------------------------------------
                                                       FIRST STATE                                            TOTAL
                                                        BANK AND        STABA           PROGRESSIVE         PRO FORMA
                                                         TRUST        BANCSHARES,      BANCORPORATION,       HIBERNIA
Unaudited ($ in thousands, except per share data)       COMPANY          INC.               INC.           CORPORATION
- ---------------------------------------------------------------------------------------------------------------------------------
INTEREST INCOME
 Interest and fees on loans                              $4,696         $3,951            $7,691             $259,893
 Interest on securities:
  U.S. government securities and obligations of
    U.S. government agencies                              5,058          2,073             2,969              147,656
  Obligations of states and political subdivisions           30            294               596                2,249
 Trading account interest                                    --             --                --                   33
 Interest on time deposits in domestic banks                 --             77                87                  720
 Interest on federal funds sold and securities
  purchased under agreements to resell                      156            166                --                9,883
- ------------------------------------------------------------------------------------------------------------------------------------
   TOTAL INTEREST INCOME                                  9,940          6,561            11,343              420,434
- ------------------------------------------------------------------------------------------------------------------------------------
INTEREST EXPENSE
 Interest on deposits                                     3,695          2,542             3,905              139,590
 Interest on federal funds purchased and
  securities sold under agreements to repurchase             --             --                24                4,040
 Interest on debt and other                                  --             --               784                4,402
- ------------------------------------------------------------------------------------------------------------------------------------
    TOTAL INTEREST EXPENSE                                3,695          2,542             4,713              148,032
- ------------------------------------------------------------------------------------------------------------------------------------
NET INTEREST INCOME                                       6,245          4,019             6,630              272,402
 Provision for possible loan losses                         364            270               168               (3,296)
- ------------------------------------------------------------------------------------------------------------------------------------
NET INTEREST INCOME AFTER PROVISION FOR
 POSSIBLE LOAN LOSSES                                     5,881          3,749             6,462              275,698
- ------------------------------------------------------------------------------------------------------------------------------------
NONINTEREST INCOME
 Trust fees                                                   4             --                --               13,314
 Service charges on deposits                                700            402               933               40,562
 Other service, collection and exchange charges             276             54               307               20,386
 Gain on settlement of acquired loans                        --             --                --                1,308
 Other operating income                                     283            123               159                8,828
 Securities gains (losses), net                              --             91                63                  251
- ------------------------------------------------------------------------------------------------------------------------------------
    TOTAL NONINTEREST INCOME                              1,263            670             1,462               84,649
- ------------------------------------------------------------------------------------------------------------------------------------
NONINTEREST EXPENSE
 Salaries and employee benefits                           2,047          1,120             2,228              112,995
 Occupancy expense, net                                     792            163               331               25,568
 Equipment expense                                          181            318               138               14,247
 Data processing expense                                    160             27               265               17,925
 Foreclosed property expense                                 25             --               209                8,679
 Provision for data processing enhancements                  --             --                --               11,991
 Other operating expense                                    927          1,011             2,440               93,703
- ------------------------------------------------------------------------------------------------------------------------------------
    TOTAL NONINTEREST EXPENSE                             4,132          2,639             5,611              285,108
- ------------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES,
 EXTRAORDINARY ITEM AND CUMULATIVE EFFECT
 OF ACCOUNTING CHANGE                                     3,012          1,780             2,313               75,239
Income tax expense                                        1,031            528               922               10,323
- ------------------------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS                        $1,981         $1,252            $1,391              $64,916
====================================================================================================================================
PRO FORMA WEIGHTED AVERAGE COMMON SHARES              3,350,000      2,250,000         2,500,000          114,917,135
====================================================================================================================================
PRO FORMA INCOME PER COMMON SHARE
 FROM CONTINUING OPERATIONS (F)                                                                                 $0.56
====================================================================================================================================

See notes to Pro Forma Combined Financial Statements.

HIBERNIA CORPORATION
PRO FORMA COMBINED STATEMENT OF INCOME
Year Ended December 31, 1992
- ------------------------------------------------------------------------------------------------------------------------------------
                                                            (A)
                                                          RESTATED                        PRO FORMA        PIONEER
                                                          HIBERNIA          AMERICAN       HIBERNIA       BANCSHARES
Unaudited ($ in thousands, except per share data)        CORPORATION          BANK       CORPORATION     CORPORATION
 -----------------------------------------------------------------------------------------------------------------------------------
INTEREST INCOME
 Interest and fees on loans                                $293,980         $4,360         $298,340         $14,947
 Interest on securities:
  U.S. government securities and obligations of
    U.S. government agencies                                111,482          2,250          113,732          11,030
  Obligations of states and political subdivisions            1,202             --            1,202             187
 Trading account interest                                        99             --               99              --
 Interest on time deposits in domestic banks                    361              4              365             252
 Interest on federal funds sold and securities
  purchased under agreements to resell                       15,198            159           15,357             343
- ------------------------------------------------------------------------------------------------------------------------------------
   TOTAL INTEREST INCOME                                    422,322          6,773          429,095          26,759
- ------------------------------------------------------------------------------------------------------------------------------------
INTEREST EXPENSE
 Interest on deposits                                       167,648          2,453          170,101           9,158
 Interest on federal funds purchased and
  securities sold under agreements to repurchase              6,910             --            6,910              --
 Interest on debt and other                                  13,366             --           13,366             732
- ------------------------------------------------------------------------------------------------------------------------------------
    TOTAL INTEREST EXPENSE                                  187,924          2,453          190,377           9,890
- ------------------------------------------------------------------------------------------------------------------------------------
NET INTEREST INCOME                                         234,398          4,320          238,718          16,869
 Provision for possible loan losses                          68,327             --           68,327           2,221
- ------------------------------------------------------------------------------------------------------------------------------------
NET INTEREST INCOME AFTER PROVISION FOR
 POSSIBLE LOAN LOSSES                                       166,071          4,320          170,391          14,648
- ------------------------------------------------------------------------------------------------------------------------------------
NONINTEREST INCOME
 Trust fees                                                  12,849             --           12,849               6
 Service charges on deposits                                 36,451            672           37,123           3,129
 Other service, collection and exchange charges              15,745            149           15,894           2,284
 Gain on settlement of acquired loans                         4,151             --            4,151              --
 Loss on planned sale of Texas bank                          (2,934)            --           (2,934)             --
 Other operating income                                       9,760            505           10,265             522
 Securities gains, net                                       17,336             84           17,420              22
- ------------------------------------------------------------------------------------------------------------------------------------
    TOTAL NONINTEREST INCOME                                 93,358          1,410           94,768           5,963
- ------------------------------------------------------------------------------------------------------------------------------------
NONINTEREST EXPENSE
 Salaries and employee benefits                              99,480          1,379          100,859           6,506
 Occupancy expense, net                                      25,393            258           25,651           1,188
 Equipment expense                                           15,019            252           15,271             529
 Data processing expense                                     17,726            462           18,188             864
 Foreclosed property expense                                 22,702            967           23,669           2,637
 Other operating expense                                     77,691            989           78,680           5,593
- ------------------------------------------------------------------------------------------------------------------------------------
    TOTAL NONINTEREST EXPENSE                               258,011          4,307          262,318          17,317
- ------------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES AND
 EXTRAORDINARY ITEMS                                          1,418          1,423            2,841           3,294
Income tax expense                                            3,170            422            3,592           1,094
- ------------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) FROM CONTINUING OPERATIONS                    ($1,752)        $1,001            ($751)         $2,200
====================================================================================================================================
PRO FORMA WEIGHTED AVERAGE COMMON SHARES                 42,629,773      2,250,000       44,879,773       8,370,512
====================================================================================================================================
PRO FORMA INCOME (LOSS) PER COMMON SHARE
 FROM CONTINUING OPERATIONS(F)                               ($0.04)                         ($0.02)
====================================================================================================================================

- ---------------------------------------------------------------------------------------------------------------------------------
                                                       FIRST STATE                                            TOTAL
                                                        BANK AND        STABA           PROGRESSIVE         PRO FORMA
                                                         TRUST        BANCSHARES,      BANCORPORATION,      HIBERNIA
Unaudited ($ in thousands, except per share data)       COMPANY          INC.               INC.           CORPORATION
- ---------------------------------------------------------------------------------------------------------------------------------
INTEREST INCOME
 Interest and fees on loans                              $4,650         $3,716            $7,305             $328,958
 Interest on securities:
  U.S. government securities and obligations of
    U.S. government agencies                              5,889          2,023             3,184              135,858
  Obligations of states and political subdivisions           36            282                17                1,724
 Trading account interest                                    --             --                --                   99
 Interest on time deposits in domestic banks                 --             81               188                  886
 Interest on federal funds sold and securities
  purchased under agreements to resell                      254            374                --               16,328
- ------------------------------------------------------------------------------------------------------------------------------------
   TOTAL INTEREST INCOME                                 10,829          6,476            10,694              483,853
- ------------------------------------------------------------------------------------------------------------------------------------
INTEREST EXPENSE
 Interest on deposits                                     5,022          2,920             4,514              191,715
 Interest on federal funds purchased and
  securities sold under agreements to repurchase             --             --                --                6,910
 Interest on debt and other                                  --             --               618               14,716
- ------------------------------------------------------------------------------------------------------------------------------------
    TOTAL INTEREST EXPENSE                                5,022          2,920             5,132              213,341
- ------------------------------------------------------------------------------------------------------------------------------------
NET INTEREST INCOME                                       5,807          3,556             5,562              270,512
 Provision for possible loan losses                         545            363               101               71,557
- ------------------------------------------------------------------------------------------------------------------------------------
NET INTEREST INCOME AFTER PROVISION FOR
 POSSIBLE LOAN LOSSES                                     5,262          3,193             5,461              198,955
- ------------------------------------------------------------------------------------------------------------------------------------
NONINTEREST INCOME
 Trust fees                                                   5             --                --               12,860
 Service charges on deposits                                699            406               861               42,218
 Other service, collection and exchange charges             264             31               244               18,717
 Gain on settlement of acquired loans                        --             --                --                4,151
 Loss on planned sale of Texas bank                          --             --                --               (2,934)
 Other operating income                                     149             67                62               11,065
 Securities gains, net                          `            --             --               114               17,556
- ------------------------------------------------------------------------------------------------------------------------------------
    TOTAL NONINTEREST INCOME                              1,117            504             1,281              103,633
- ------------------------------------------------------------------------------------------------------------------------------------
NONINTEREST EXPENSE
 Salaries and employee benefits                           1,982            998             1,894              112,239
 Occupancy expense, net                                     768            162               280               28,049
 Equipment expense                                          141            218               139               16,298
 Data processing expense                                    137             19               243               19,451
 Foreclosed property expense                                 29             13               371               26,719
 Other operating expense                                    958            874             1,952               88,057
- ------------------------------------------------------------------------------------------------------------------------------------
    TOTAL NONINTEREST EXPENSE                             4,015          2,284             4,879              290,813
- ------------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES AND,
 EXTRAORDINARY ITEMS                                      2,364          1,413             1,863               11,775
Income tax expense                                          849            349                50                5,934
- ------------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) FROM CONTINUING OPERATIONS                 $1,515         $1,064            $1,813               $5,841
====================================================================================================================================
PRO FORMA WEIGHTED AVERAGE COMMON SHARES              3,350,000      2,250,000         2,500,000           61,350,285
====================================================================================================================================
PRO FORMA INCOME (LOSS) PER COMMON SHARE
 FROM CONTINUING OPERATIONS (F)                                                                                 $0.10
====================================================================================================================================

See notes to Pro Forma Combined Financial Statements.

HIBERNIA CORPORATION
PRO FORMA COMBINED STATEMENT OF INCOME
Year Ended December 31, 1991
- ----------------------------------------------------------------------------------------------
                                (A)
                              RESTATED                           PRO FORMA           PIONEER
Unaudited ($ in thousands,    HIBERNIA          AMERICAN          HIBERNIA          BANCSHARES
  except per share data)     CORPORATION          BANK           CORPORATION        CORPORATION
- -----------------------------------------------------------------------------------------------
INTEREST INCOME
  Interest and fees on
   loans                     $  495,697         $ 4,060          $  499,757            $ 16,686
  Interest on securities:
   U.S. government
    securities and
    obligations of
    U.S. government
    agencies                    135,929           2,336             138,265              12,041
  Obligations of states
   and political
   subdivisions                   6,274              13               6,287                 394
  Trading account interest           70              --                  70                  --
  Interest on time deposits
   in domestic banks                522               6                 528                 291
  Interest on federal funds
   sold and securities
   purchased under
   agreements to resell          11,417             211              11,628                 573
- -----------------------------------------------------------------------------------------------
    TOTAL INTEREST INCOME       649,909           6,626             656,535              29,985
- -----------------------------------------------------------------------------------------------
INTEREST EXPENSE
 Interest on deposits           355,371           3,623             358,994              14,866
 Interest on federal funds
   purchased and securities
   sold under agreements
   to repurchase                 16,794              --              16,794                  --
 Interest on debt and other      14,396              --              14,396                 838
- -----------------------------------------------------------------------------------------------
    TOTAL INTEREST EXPENSE      386,561           3,623             390,184              15,704
- -----------------------------------------------------------------------------------------------
NET INTEREST INCOME             263,348           3,003             266,351              14,281
 Provision for possible
  loan losses                   180,589              90             180,679               2,561
- -----------------------------------------------------------------------------------------------
NET INTEREST INCOME AFTER
 PROVISION FOR POSSIBLE
 LOAN LOSSES                     82,759           2,913              85,672              11,720
- -----------------------------------------------------------------------------------------------
NONINTEREST INCOME
 Trust fees                      14,844              --              14,844                  11
 Service charges on
  deposits                       39,209             677              39,886               2,715
 Other service, collection
  and exchange charges           21,775             144              21,919               1,636
 Credit card income               5,413              24               5,437                  --
 Gain on settlement
  of acquired loans               9,043              --               9,043                  --
 Other operating income           7,834             245               8,079                 207
 Securities gains, net           17,707              --              17,707                 186
- -----------------------------------------------------------------------------------------------
   TOTAL NONINTEREST
    INCOME                      115,825           1,090             116,915               4,755
- -----------------------------------------------------------------------------------------------
NONINTEREST EXPENSE
 Salaries and employee
  benefits                      128,063           1,355             129,418               5,547
 Occupancy expense, net          30,823             252              31,075               1,169
 Equipment expense               15,579             209              15,788                 491
 Data processing expense         12,783             392              13,175                 761
 Foreclosed property
  expense                        28,781             297              29,078               2,421
 Credit card expense              3,136              --               3,136                  --
 Other operating expense        118,875           1,009             119,884               3,843
- -----------------------------------------------------------------------------------------------
    TOTAL NONINTEREST
     EXPENSE                    338,040           3,514             341,554              14,232
- -----------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE
 INCOME TAXES,
 EXTRAORDINARY ITEM
 AND CUMULATIVE EFFECT
 OF ACCOUNTING CHANGE          (139,456)            489            (138,967)              2,243
Income tax expense                1,911             122               2,033                 572
- -----------------------------------------------------------------------------------------------
INCOME (LOSS) FROM
 CONTINUING OPERATIONS        $(141,367)           $367           $(141,000)            $ 1,671
===============================================================================================
PRO FORMA WEIGHTED
 AVERAGE COMMON SHARES       41,138,432       2,250,000          43,388,432           8,370,512
===============================================================================================
PRO FORMA INCOME
 (LOSS) PER COMMON SHARE
 FROM CONTINUING
 OPERATIONS (F)                  $(3.44)                             $(3.25)
===============================================================================================

- -----------------------------------------------------------------------------------------------
                             FIRST STATE                                               TOTAL
                              BANK AND           STABA            PROGRESSIVE        PRO FORMA
Unaudited ($ in thousands,      TRUST           BANCSHARES,      BANCORPORATION,      HIBERNIA
  except per share data)       COMPANY            INC.                INC.          CORPORATION
- -----------------------------------------------------------------------------------------------
INTEREST INCOME
  Interest and fees on
   loans                      $4,797             $3,606           $6,741               $531,587
  Interest on securities:
   U.S. government
    securities and
    obligations of
    U.S. government
    agencies                   5,674              1,736            3,127                160,843
  Obligations of states
   and political
   subdivisions                   64                253               34                  7,032
  Trading account interest        --                 --               --                     70
  Interest on time deposits
   in domestic banks              --                125               53                    997
  Interest on federal funds
   sold and securities
   purchased under
   agreements to resell          673                349              146                 13,369
- -----------------------------------------------------------------------------------------------
    TOTAL INTEREST INCOME     11,208              6,069           10,101                713,898
- -----------------------------------------------------------------------------------------------
INTEREST EXPENSE
 Interest on deposits          6,685              3,365            5,438                389,348
 Interest on federal funds
   purchased and securities
   sold under agreements
   to repurchase                  --                 --                3                 16,797
 Interest on debt and other       --                 --              548                 15,782
- -----------------------------------------------------------------------------------------------
    TOTAL INTEREST
     EXPENSE                   6,685              3,365            5,989                421,927
- -----------------------------------------------------------------------------------------------
NET INTEREST INCOME            4,523              2,704            4,112                291,971
 Provision for possible
  loan losses                  1,200                175               30                184,645
- -----------------------------------------------------------------------------------------------
NET INTEREST INCOME AFTER
 PROVISION FOR POSSIBLE
 LOAN LOSSES                   3,323              2,529            4,082                107,326
- -----------------------------------------------------------------------------------------------
NONINTEREST INCOME
 Trust fees                        6                 --               --                 14,861
 Service charges on
  deposits                       675                367              901                 44,544
 Other service, collection
  and exchange charges           232                 83              315                 24,185
 Credit card income               --                 --               --                  5,437
 Gain on settlement
  of acquired loans               --                 --               --                  9,043
 Other operating income          131                 28              (38)                 8,407
 Securities gains, net            --                 --             (377)                17,516
- -----------------------------------------------------------------------------------------------
   TOTAL NONINTEREST
    INCOME                     1,044                478               801               123,993
- -----------------------------------------------------------------------------------------------
NONINTEREST EXPENSE
 Salaries and employee
  benefits                     1,660                868             1,678               139,171
 Occupancy expense, net          837                137               315                33,533
 Equipment expense                96                201               119                16,695
 Data processing expense         108                 13               396                14,453
 Foreclosed property
  expense                         34                 12               304                31,849
 Credit card expense              --                 --                --                 3,136
 Other operating expense       1,095                744             1,373               126,939
- -----------------------------------------------------------------------------------------------
    TOTAL NONINTEREST
     EXPENSE                   3,830              1,975             4,185               365,776
- -----------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE
 INCOME TAXES,
 EXTRAORDINARY ITEM
 AND CUMULATIVE EFFECT
 OF ACCOUNTING CHANGE            537              1,032              698               (134,457)
Income tax expense               257                270               45                  3,177
- -----------------------------------------------------------------------------------------------
INCOME (LOSS) FROM
 CONTINUING OPERATIONS          $280               $762             $653              $(137,634)
===============================================================================================
PRO FORMA WEIGHTED
 AVERAGE COMMON SHARES      3,350,000          2,250,000        2,500,000            59,858,944
===============================================================================================
PRO FORMA INCOME (LOSS)
 PER COMMON SHARE
 FROM CONTINUING
 OPERATIONS (F)                                                                          $(2.30)
===============================================================================================

See notes to Pro Forma Combined Financial Statements.

HIBERNIA CORPORATION
NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS

A. The "Restated Hibernia Corporation" information reflects the results of the mergers with Commercial Bancshares, Inc. and Bastrop National Bank, consummated on July 1,1994; and First Continental Bancshares, Inc. and First Bancorp of Louisiana, Inc., consummated on August 1, 1994, which were accounted for as poolings of interests. Hibernia Corporation issued 13,021,494 shares of common stock with a stated value of $25,001,000 to effect these mergers. Debt totaling $17,825,000 and related accrued interest and premium of $4,930,000 was retired in conjunction with these mergers.

B. Hibernia Corporation will issue common stock with an aggregate market value at the date of merger of $18,000,000 to effect the merger with American Bank (American). The Hibernia Corporation common stock is assumed to have a market value of $8.00 per share resulting in the issuance of 2,250,000 shares of common stock for all the outstanding common stock of American (exchange ratio of 4.65).

    If the Average Market Price is less than $7.75 per share, then the number of shares of Hibernia Common Stock to be exchanged in the Merger will be increased proportionately with the decrease in the Average Market Price below that level to ensure that an aggregate value of $17,437,500 of Hibernia Common Stock is exchanged in the Merger. Similarly, if the Average Market Price is more than $8.875 per share, then the number of shares of Hibernia Common Stock to be exchanged in the Merger will be decreased proportionately with the increase in the Average Market Price above that level to ensure that an aggregate value of $19,968,750 of Hibernia Common Stock is exchanged in the Merger. However, if the Average Market Price is between $8.875 and $7.75, the number of shares to be exchanged will remain constant, even if the Average Market Price fluctuates within that range.

    The stated value of Hibernia Corporation common stock is $1.92 per share. In accordance with the pooling of interests method of accounting, the historical equities of the merged companies are combined.

C. In addition to the American merger, Hibernia Corporation is a party to pending mergers with Pioneer Bancshares Corporation (Pioneer), STABA Bancshares, Inc. (STABA) and Progressive Bancorporation, Inc. (Progressive). Hibernia Corporation will issue common stock to effect these mergers in transactions using the pooling of interests method of accounting.

    The Hibernia Corporation common stock is assumed to have a market value of $8.00 per share and a stated value of $1.92 per share.

HIBERNIA CORPORATION
NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS

    If the average market price is less than $7.50 per share, then the number of shares of Hibernia Common Stock to be exchanged in the Pioneer merger will be increased proportionately with the decrease in the average market price below that level to ensure that an aggregate value of $62,779,000 of Hibernia Common Stock is exchanged in the merger. Similarly, if the average market price is more than $9.50 per share, then the number of shares of Hibernia Common Stock to be exchanged in the merger will be decreased proportionately with the increase in the average market price above that level to ensure that an aggregate value of $79,520,000 of Hibernia Common Stock is exchanged in the merger. However, if the average market price is between $9.50 and $7.50, the number of shares to be exchanged will remain constant, even if the average market price fluctuates within that range.

    If the average market price is less than $7.75 per share, then the number of shares of Hibernia Common Stock to be exchanged in the First State merger will be increased proportionately with the decrease in the average market price below that level to ensure that an aggregate value of $25,962,500 of Hibernia Common Stock is exchanged in the merger. Similarly, if the average market price is more than $9.75 per share, then the number of shares of Hibernia Common Stock to be exchanged in the merger will be decreased proportionately with the increase in the average market price above that level to ensure that an aggregate value of $32,662,500 of Hibernia Common Stock is exchanged in the merger. However, if the average market price is between $9.75 and $7.75, the number of shares to be exchanged will remain constant, even if the average market price fluctuates within that range.

    The number of shares of Hibernia Common Stock to be exchanged in the STABA merger will be the number that equals 18,000,000 divided by the average market price of Hibernia Common Stock on the Closing Date.

    The number of shares of Hibernia Common Stock to be exchanged in the Progressive merger will be 2,500,000 shares. Upon the merger each share of Progressive Preferred Stock issued and outstanding will be converted into the right to receive cash in the amount of $12.50 per share plus all accumulated and unpaid dividends thereon.

    In accordance with the pooling of interests method of accounting, the historical equities of the merged companies are combined.


                           Hibernia      Mkt Value    Stated Value    Exchange
                            Shares       of Shares     of Shares       Ratio
                           --------      ---------    ------------    --------
Pioneer                    8,370,512   $ 66,964,000    $16,071,000      30.50
First State                3,350,000     26,800,000      6,432,000      33.50
STABA                      2,250,000     18,000,000      4,320,000      18.92
Progressive                2,500,000     20,000,000      4,800,000       4.05
                          ----------   ------------    -----------
  Total                   16,470,512   $131,764,000    $31,623,000
                          ==========   ============    ===========


HIBERNIA CORPORATION
NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS

D. Hibernia Corporation will use available federal funds sold to retire debt and related accrued interest.

                                     Debt            Interest
                                     ----            --------

               Pioneer            $2,071,000          $30,000
               Progressive         3,185,000               --
                                  ----------          -------
                                  $5,256,000          $30,000
                                  ==========          =======

   The retirement of the Pioneer debt is not a requirement of the merger. The Progressive debt is held by Hibernia National Bank and will be offset against the outstanding loan balance upon consummation of the merger.

E. In connection with obtaining regulatory approval of the Pioneer transaction, Hibernia has agreed to sell three of the branches currently operated by Pioneer. The sale of these branches will include the physical premises as well as all deposits, loans and other assets held by those branches. Aggregate deposits and aggregate loans held by those branches as of June 30, 1994 were approximately $43 million and $21 million, respectively. On December 16, 1994 Hibernia executed a definitive agreement to sell these branches. The sale of these branches is expected to close in the first quarter of 1995. The sale of these branches will not affect the consideration to be paid to Pioneer Shareholders in that merger. The effect of the sale of these branches is considered immaterial and has not been reflected in the pro forma combined financial statements.

F. Hibernia Corporation expects to achieve savings through reductions in interest expense and operating costs in connection with the proposed mergers. The savings vary from merger to merger depending upon Hibernia Corporation's pre-merger operations in the respective geographic area. The majority of the savings will be achieved through the retirement of long-term debt upon merger and consolidation of certain operations. The extent to which the savings will be achieved depends, among other things, on the regulatory environment and economic conditions, and may be affected by unanticipated changes in business activities, inflation and certain external factors such as Federal Deposit Insurance Corporation (FDIC) assessments. Therefore, there can be no assurance that such savings will be realized. No adjustment has been included in the unaudited pro forma financial statements for the anticipated savings.

                                PROPOSED MERGER

          This section of the Proxy Statement-Prospectus describes certain aspects of the Agreement and the Merger. The following description does not purport to be complete and is qualified in its entirety by reference to the Agreement, which is attached as Appendix A to this Proxy Statement-Prospectus and is incorporated herein by reference. All shareholders are urged to read the Agreement carefully and in its entirety.

          The ultimate result of the transactions contemplated by the Agreement will be that the business and properties of American Bank will become the business and properties of HNB and the shareholders of American Bank will become shareholders of Hibernia. The steps taken to achieve this result involve the following transactions: (i) American Bank will be merged with and into HNB and the separate existence of American Bank will cease; and (ii) shareholders of American Bank will receive the consideration described below under the heading "PROPOSED MERGER -- Terms of the Merger."

BACKGROUND OF AND REASONS FOR THE MERGER

          BACKGROUND. As a result of recent improvement in the Louisiana economy, there has been a sharp increase in the level of interest in and the number of acquisitions of financial institutions in Louisiana. One of the responsibilities of the Board of Directors of American Bank is to consider various strategic alternatives, including whether to affiliate with a larger, more diversified financial organization, as viable opportunities might arise.

          The Board of Directors of American Bank in April 1994 engaged Montgomery to evaluate strategic alternatives for American Bank. Based upon Montgomery's presentation of strategic alternatives available to American Bank, the Board on April 19, 1994, determined to solicit preliminary indications of interest for the purchase of American Bank from interested and capable buyers. Montgomery contacted six local and regional financial institutions. Four potential buyers expressed an acceptable preliminary indication of interest and were allowed to conduct document and record review before the submission of final acquisition proposals. Two of these financial institutions, including Hibernia, conducted document and record review and submitted final acquisition proposals. The proposals were considered by the Board of Directors of American Bank at a Special Meeting held for that purpose on September 16, 1994. At the meeting, representatives of Montgomery made a presentation to the Board of Directors regarding, among other things, the competing proposals. Based upon the foregoing and its analysis of the competing proposals, the Board of Directors determined that the sale of American Bank to Hibernia pursuant to its acquisition proposal was in the best interests of American Bank and its shareholders and approved the Agreement.

          REASONS FOR THE MERGER. In reaching its decision that the Merger is in the best interests of American Bank and its shareholders, American Bank's Board of Directors consulted with its financial and other advisors, as well as with American Bank's management, and considered a number of factors, including, but not limited to, the following:

                                 (a) The financial condition and results of
operations of, and prospects for, each of Hibernia and American Bank;

                                 (b) The amount and type of consideration to be
received by American Bank's shareholders pursuant to the Agreement;

          (c) The Hibernia Common Stock to be received pursuant to the Agreement will be listed for trading on the NYSE and should provide American Bank's shareholders with liquidity that is unavailable to holders of American Bank Common Stock, for which a public trading market does not exist;

          (d) The Agreement will allow American Bank's shareholders to become shareholders of Hibernia, an institution which is the second largest bank holding company headquartered in Louisiana and the 100th largest bank holding company in the United States;

          (e) Recent changes in the regulatory environment will result in American Bank facing additional competitive pressures in its market area from other financial institutions with greater financial resources capable of offering a broad array of financial services;

    (f) The Merger is expected to qualify as a tax-free reorganization so that neither American Bank nor its shareholders (except to the extent that cash is received in respect of their shares) will recognize any gain in the transaction (see "Material Tax Consequences"); and

    (g) The opinion received from Montgomery that the consideration to be received by the shareholders of American Bank pursuant to the Agreement, when taken as a whole, is fair to such shareholders from a financial point of view (see "Opinion of Financial Advisor").

    American Bank's Board of Directors did not assign any specific or relative weight to the foregoing factors in its considerations. American Bank's Board of Directors believes that the Agreement and the Merger will provide significant value to all American Bank shareholders and will enable them to participate in opportunities for growth that American Bank's Board of Directors believes the Merger makes possible.

    BASED ON THE FOREGOING, THE BOARD OF DIRECTORS OF AMERICAN BANK HAS UNANIMOUSLY APPROVED THE AGREEMENT AND THE MERGER, BELIEVES THAT THE AGREEMENT AND THE MERGER ARE IN THE BEST INTERESTS OF AMERICAN BANK'S SHAREHOLDERS, AND RECOMMENDS THAT ALL SHAREHOLDERS VOTE "FOR" THE APPROVAL OF THE AGREEMENT AND THE MERGER.

OPINION OF FINANCIAL ADVISOR

    GENERAL. Pursuant to an engagement letter dated April 15, 1994 (the "Engagement Letter"), American Bank engaged Montgomery to act as its financial advisor in connection with its evaluation of its strategic alternatives, including the possible sale of American Bank. Montgomery is a nationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with merger transactions and other types of acquisitions, negotiated underwritings, placements and valuations for corporate and other purposes. American Bank selected Montgomery as its financial advisor on the basis of its experience and expertise in transactions similar to the Agreement and its reputation in the banking and investment communities.

    At the September 16, 1994 meeting of American Bank's Board of Directors, Montgomery delivered its oral opinion, subsequently confirmed in writing, that the consideration to be received by the shareholders of American Bank pursuant to the Agreement, when taken as a whole, is fair to such shareholders from a financial point of view. No limitations were imposed by American Bank on Montgomery with respect to the investigations made or procedures followed in rendering its opinion. THE FULL TEXT OF MONTGOMERY'S WRITTEN OPINION TO AMERICAN BANK'S BOARD OF DIRECTORS, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED, AND LIMITATIONS OF THE REVIEW BY MONTGOMERY, IS ATTACHED HERETO AS APPENDIX B AND IS INCORPORATED HEREIN BY REFERENCE AND SHOULD BE READ CAREFULLY AND IN ITS ENTIRETY IN CONNECTION WITH THIS PROXY STATEMENT-PROSPECTUS. THE FOLLOWING SUMMARY OF MONTGOMERY'S OPINION IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION. MONTGOMERY'S OPINION DOES NOT CONSTITUTE A REPORT OR VALUATION WITHIN THE MEANING OF SECTION 11 OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND SHOULD NOT BE ACCORDED THE DEGREE OF RELIANCE PLACED UPON SUCH REPORTS AND VALUATIONS. MONTGOMERY HAS NOT ASSUMED RESPONSIBILITY FOR PERFORMING THE LEVEL OF DILIGENCE OR INDEPENDENT VERIFICATION THAT WOULD BE REQUIRED FOR IT TO RENDER A REPORT OR VALUATION FOR PURPOSES OF THE SECURITIES ACT. MONTGOMERY'S OPINION IS ADDRESSED TO AMERICAN BANK'S BOARD OF DIRECTORS ONLY AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY SHAREHOLDER OF AMERICAN BANK AS TO HOW SUCH SHAREHOLDER SHOULD VOTE AT THE SPECIAL MEETING.

    In connection with its opinion, Montgomery, among other things: (i) reviewed certain publicly available financial and other data with respect to Hibernia and certain financial and other data with respect to American Bank, including the consolidated financial statements for recent years and interim periods to June 30, 1994, and certain other relevant financial and operating data relating to American Bank and Hibernia made available to Montgomery from published sources and from the internal records of American Bank; (ii) reviewed the Agreement; (iii) reviewed certain historical market prices and trading volumes of Hibernia Common Stock on the NYSE; (iv) compared Hibernia from a financial point of view with certain other companies in the banking industry that Montgomery deemed to be relevant; (v) considered the financial terms, to the extent publicly available, of selected recent business combinations of companies in the banking industry that Montgomery deemed to be comparable, in whole or in part, to the Merger; (vi) reviewed and discussed with representatives of the management of American Bank and Hibernia certain information of a business and financial nature regarding American Bank and Hibernia, furnished to Montgomery by American Bank and Hibernia, including financial forecasts and related assumptions of American Bank; (vii) made inquiries regarding and discussed the Merger, the Agreement and other matters related thereto with American Bank's counsel; and (viii) performed such other analyses and examinations as Montgomery deemed appropriate.

    In connection with its review, Montgomery did not independently verify any of the foregoing information, and relied on such information and assumed such information was complete and accurate in all material respects. With respect to the financial forecasts for American Bank provided to Montgomery by American Bank's management, Montgomery assumed for purposes of its opinion that such forecasts were reasonably prepared on bases reflecting the best available estimates and judgments of American Bank's management at the time of preparation as to the future financial performance of American Bank and provided a reasonable basis upon which Montgomery could form its opinion. Montgomery also assumed that there were no material changes in American Bank's or Hibernia's assets, financial condition, results of operations, business or prospects since the respective dates of the last financial statements made available to Montgomery. Montgomery relied on the advice of counsel to American Bank as to all legal matters with respect to American Bank, the Merger and the Agreement. Montgomery is not expert in the evaluation of loan portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and assumed that such allowances for each of American Bank and Hibernia are in the aggregate adequate to cover such losses. In addition, Montgomery did not review any individual credit files, did not make an independent evaluation, appraisal or physical inspection of the assets or individual properties of American Bank or Hibernia, and was not furnished with any such appraisals. Further, Montgomery's opinion was based on economic, monetary and market conditions existing as of September 16, 1994, and on the assumption that the Agreement will be consummated in accordance with its terms, without any amendment thereto and without waiver by American Bank of any of the conditions to its obligations thereunder.

    Set forth below is a brief summary of the report presented by Montgomery to the American Bank Board of Directors on September 16, 1994 in connection with its opinion.

    COMPARABLE COMPANY ANALYSIS. Using public and other available information, Montgomery compared certain financial ratios of Hibernia (including the ratio of net income to average total assets ("return on average assets"), the ratio of net income to average total equity ("return on average equity"), the ratio of average equity to average assets, the ratio of noninterest expense to revenue ("cost control"), net interest margin and certain credit ratios) for the four years ended December 31, 1993 and for the six months ended June 30, 1994, to a national proxy group consisting of 50 selected national banks (the "National Bank Proxy Group"), and to a southeast proxy group consisting of five banks located in the Southeast region of the United States (the "Southeast Bank Proxy Group"). No company used in the analysis is identical to Hibernia. The analysis necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics of the companies.

    ANALYSIS OF SELECTED BANK MERGER TRANSACTIONS. Montgomery reviewed the consideration paid in recently announced transactions whereby certain banks were acquired. Specifically, Montgomery reviewed 332 transactions involving acquisitions of banks in the Southeast region of the United States announced since January 1990 (the "Southeast Acquisitions") and acquisitions of 24 selected Louisiana banks announced since April 1993 (the "Louisiana Acquisitions"). For each bank acquired or to be acquired in such transactions, Montgomery compiled figures illustrating, among other things, the ratio of the premium (i.e., purchase price in excess of book value) to core deposits, purchase price to deposits, purchase price to book value and purchase price to last twelve-months ("LTM") earnings.

    The figures for banks acquired or to be acquired in the Southeast Acquisitions and the Louisiana Acquisitions produced: (i) median return on average equity of 10.48% and 16.87%, respectively; (ii) median return on average assets of .91% and 1.51%, respectively; and (iii) median nonperforming assets to average assets of 1.24% and 1.17%, respectively. In comparison, Montgomery determined that for the year ended December 31, 1993 and the six months ended June 30, 1994, American Bank's return on average equity was 17.11% and 18.61%, respectively, its return on average assets was 1.27% and 1.51%, respectively, and its nonperforming assets to average assets were 2.14% and 1.05%, respectively.

    The figures for the Southeast Acquisitions and the Louisiana Acquisitions produced: (i) median percentage of premium to core deposits of 6.64% and 10.73%, respectively; (ii) median purchase price to deposits of 16.02% and 20.39%, respectively; (iii) median ratio of purchase price to book value of 1.58 and 1.84, respectively; and (iv) median ratio of purchase price to LTM earnings of 15.5 and 12.6, respectively. In comparison, assuming the consideration to be paid in the Merger for each share of American Bank Common Stock equals that number of shares of Hibernia Common Stock with a value of $38.93, Montgomery determined that the consideration to be received by the holders of American Bank Common Stock in the Merger represented a percentage of premium to core deposits of 14.78%, a percentage of price to deposits of 22.19%, a ratio of price to book value of 2.41 and a ratio of price to American Bank's LTM earnings for the twelve months ended June 30, 1994 of 15.2.

    No other company or transaction used in the above analysis as a comparison is identical to American Bank or the Merger. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies to which American Bank and the Merger are being compared.

    CONTRIBUTION ANALYSIS. Montgomery analyzed the contribution of each of American Bank and Hibernia to, among other things, common equity and net income of the pro forma combined companies for the years ended December 31, 1993, and for the six-month period ended June 30, 1994. This analysis showed, among other things, that based on pro forma combined balance sheets and income statements for American Bank and Hibernia as of December 31, 1993 and June 30, 1994, American Bank would have contributed 1.7% and 1.7%, respectively, of the common equity, and for the year ended December 31, 1993 and the six months ended June 30, 1994, American Bank would have contributed 2.4% and 2.0%, respectively, of the net income of the combined companies. Assuming the consideration to be paid in the Merger for each share of American Bank Common Stock equals that number of shares of Hibernia Common Stock with a value of $38.93, American Bank's shareholders would own approximately 2.62% of the combined companies based on common shares outstanding on June 30, 1994.

    DILUTION ANALYSIS. Using estimates of future earnings prepared by American Bank management and analysts' estimates for Hibernia, Montgomery compared the calendar year 1994 estimated earnings per share of American Bank Common Stock and Hibernia Common Stock to the calendar year 1994 estimated earnings per share of the common stock of the pro forma combined companies. Based on such analysis and assuming the consideration to be paid in the Merger for each share of American Bank Common Stock equals that number of shares of Hibernia Common Stock with a value of $38.93, the proposed transaction would be dilutive to Hibernia's earnings per share in 1994, prior to projected revenue enhancements and cost savings, and accretive to American Bank's earnings per share.

    PRESENT VALUE ANALYSIS. In performing the present value analysis, Montgomery assumed that the Merger was consummated as of January 1, 1995 on the basis of an exchange ratio of 4.688 shares of Hibernia Common Stock for each share of American Bank Common Stock. This ratio was based upon the assumption that the consideration to be paid in the Merger for each share of American Bank Common Stock equals that number of shares of Hibernia Common Stock with a value of $38.93 and upon the trading price of Hibernia Common Stock as of September 15, 1994 of $8.38. In performing the analysis, Montgomery estimated the present value of the future streams of annual pre-tax dividend income that the combined company could produce over a five year period under various assumptions. Montgomery then estimated the terminal value of 4.688 shares of the combined company at the end of the five year period by applying various multiples (ranging from 8x to 12x) to the combined company's projected 1998 earnings. Montgomery then added the dividend stream to each of the terminal values and discounted the sums using a 10% discount rate. This present value analysis indicated a reference range of between $41.12 and $59.19 per 4.688 shares of Hibernia Common Stock. In comparison, Montgomery noted that if American Bank were to remain independent, based on the sum of the present value of the future stream of annual pre-tax dividend income that American Bank could produce over a five year period and certain terminal values derived from applying multiples ranging from 6x to 10x to American Bank's projected 1998 earnings, and discounting such sums using a 14% discount rate (reflecting the higher risks associated with remaining an independent community bank), the present value of one share of American Bank Common Stock ranged between $15.78 and $24.07.

    HISTORICAL COMMON STOCK PRICE. Montgomery reviewed the historical common stock prices of Hibernia compared to a bank industry proxy consisting of the 33 commercial banking companies followed by Montgomery and the Standard & Poor's 500.

    The summary set forth above does not purport to be a complete description of the presentation by Montgomery to American Bank's Board of Directors or of the analyses performed by Montgomery. The preparation of a fairness opinion is not necessarily susceptible to partial analysis or summary description. Montgomery believes that its analyses and the summary set forth above must be considered as a whole and that selecting a portion of its analyses and factors, without considering all analyses and factors, would create an incomplete view of the process underlying the analyses set forth in its presentation to American Bank's Board of Directors. In addition, Montgomery may have given certain analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be Montgomery's view of the actual value of American Bank or the combined companies. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis.

    In performing its analyses, Montgomery made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of American Bank or Hibernia. The analyses performed by Montgomery are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Montgomery's analysis of the fairness of the consideration to be received by American Bank's shareholders in the Merger and were provided to American Bank's Board of Directors in connection with the delivery of Montgomery's opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time or any time in the future. Montgomery used in its analyses various projections of future performance prepared by the management of American Bank. The projections are based on numerous variables and assumptions which are inherently unpredictable and must be considered not certain of occurrence as projected. Accordingly, actual results could vary significantly from those set forth in such projections.

    As described above, Montgomery's opinion and presentation to American Bank's Board of Directors were among the many factors taken into consideration by the Board in making its determination to approve the Agreement.

    Pursuant to the Engagement Letter, American Bank paid Montgomery a retainer fee of $25,000, which will be credited against any other fee to be paid to Montgomery under the Engagement Letter. If the Merger is consummated, Montgomery will be paid a fee equal to 1.5% of the total consideration involved in the Merger, but in no event less than $250,000. American Bank has also agreed to reimburse Montgomery for its reasonable out-of-pocket expenses in an amount not to exceed $15,000, excluding legal fees of up to $15,000 which American Bank also agreed to reimburse. American Bank has agreed to indemnify Montgomery, its affiliates, and their respective partners, directors, officers, agents, consultants, employees and controlling persons against certain liabilities, including liabilities under the federal securities laws. Neither Hibernia nor American Bank has paid Montgomery any other fees during the last two years.

    In the ordinary course of its business, Montgomery may trade equity securities of Hibernia for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

TERMS OF THE MERGER

    On the Effective Date, each outstanding share of American Bank Common Stock (other than shares held by dissenting shareholders) will be converted into 4.65 shares of Hibernia Common Stock, unless the Average Market Price of Hibernia Common Stock is less than $7.75 or is greater than $8.875. If the Average Market Price is less than $7.75, then each outstanding share of American Bank Common Stock (other than shares held by dissenting shareholders) will be exchanged for a number of shares of Hibernia Common Stock determined in accordance with the following formula: [$17,437,500 divided by the Average Market Price of Hibernia Common Stock] divided by 483,686. If the Average Market Price is more than $8.875, then each outstanding share of American Bank Common Stock (other than shares held by dissenting shareholders) will be exchanged for a number of shares of Hibernia Common Stock determined in accordance with the following formula: [$19,968,750 divided by the Average Market Price of Hibernia Common Stock] divided by 483,686. For this purpose, the Average Market Price of the Hibernia Common Stock will be the average of the high and low trading prices of the stock for the five business days prior to the last trading day immediately preceding the Closing Date. On January __, 1995, the actual closing price for a share of Hibernia Common Stock was $_____, the Average Market Price would have been $_____, and, if such date had been the day immediately preceding the Closing Date, each outstanding share of American Bank Common Stock (other than shares held by dissenting shareholders) would have been converted into 4.65 shares of Hibernia Common Stock.

    The Agreement provides for a reduction in the number of shares of Hibernia Common Stock to be exchanged in the Merger in the event certain expenses related to the Merger and incurred by American Bank, consisting primarily of legal and accounting fees, exceed $175,000 in the aggregate. In the event those fees exceed the amount specified, the excess will be reduced from the aggregate value of Hibernia Common Stock to be exchanged, which would result in the shareholders of American Bank receiving fewer shares of Hibernia Common Stock in the Merger than they would have otherwise received.

    If the Average Market Price is less than $7.75 per share, then the number of shares of Hibernia Common Stock to be exchanged in the Merger will be increased proportionately with the decrease in the Average Market Price below that level to ensure that an aggregate value of $17,437,500 of Hibernia Common Stock is exchanged in the Merger. Similarly, if the Average Market Price is more than $8.875 per share, then the number of shares of Hibernia

Common Stock to be exchanged in the Merger will be decreased proportionately with the increase in the Average Market Price above that level to ensure that an aggregate value of $19,968,750 of Hibernia Common Stock is exchanged in the Merger. However, if the Average Market Price is less than $8.875 and more than $7.75, the number of shares to be exchanged will remain constant, even if the Average Market Price fluctuates within that range.

    The following table shows the aggregate consideration and number of shares of Hibernia Common Stock to be issued in the Merger, assuming various market prices of Hibernia Common Stock.

Market Value      Aggregate
per share of    Consideration      Aggregate Shares
Hibernia         to be Exchanged     of Hibernia
Common Stock         ($$)          to be Exchanged
- --------------  --------------     ----------------

$7.50             $17,437,500          2,325,000

$7.75             $17,437,500          2,250,000

$8.00             $18,000,000          2,250,000

$8.50             $19,125,000          2,250,000

$8.75             $19,968,750          2,250,000

$9.00             $19,968,750          2,218,750

    The following table illustrates the effect of exceeding the expense limitation in each of the above scenarios, assuming expenses of $250,000 (which would be an excess of $75,000).


Market Value      Aggregate
per share of    Consideration      Aggregate Shares
Hibernia         to be Exchanged     of Hibernia
Common Stock         ($$)          to be Exchanged
- --------------  --------------     ________________

$7.50             $17,362,500          2,315,000

$7.75             $17,362,503          2,240,323

$8.00             $17,925,000          2,240,625

$8.50             $19,049,996          2,241,176

$8.75             $19,612,500          2,241,428

$9.00             $19,893,750          2,210,417

    Upon the effectiveness of the Merger, the conversion of shares of American Bank Common Stock into Hibernia Common Stock will occur without any action on the part of the holders thereof, and American Bank shareholders will automatically be entitled to all of the rights and privileges afforded to Hibernia shareholders as of such date. The exchange of American Bank stock certificates for certificates representing Hibernia Common Stock, however, will occur after the Effective Date of the Merger.

    SHAREHOLDERS OF AMERICAN BANK SHOULD NOT FORWARD THEIR STOCK CERTIFICATES TO AMERICAN BANK OR HIBERNIA AT THIS TIME. IF THE MERGER IS CONSUMMATED, AMERICAN BANK SHAREHOLDERS WILL RECEIVE INSTRUCTIONS REGARDING THE EXCHANGE OF THEIR CERTIFICATES FOR HIBERNIA COMMON STOCK.

    In lieu of the issuance of any fractional share of Hibernia Common Stock to which a holder of American Bank Common Stock may be entitled, each shareholder of American Bank, upon surrender of the certificate or certificates which immediately prior to the Effective Date represented American Bank Common Stock held by such shareholder, shall be entitled to receive a cash payment (without interest) equal to such fractional share multiplied by the Average Market Price of Hibernia Common Stock (as defined above).

    For a discussion of the rights of dissenting shareholders, see "PROPOSED MERGER -- Rights of Dissenting Shareholders."

SURRENDER AND EXCHANGE OF STOCK CERTIFICATES

    As soon as practicable after the Effective Date, the transfer agent of Hibernia, in its capacity as Exchange Agent, will mail all non-dissenting shareholders of American Bank a letter of transmittal, together with instructions for the exchange of their American Bank Common Stock certificates for certificates representing Hibernia Common Stock. Until so exchanged, each certificate representing American Bank Common Stock outstanding immediately prior to the Effective Date shall be deemed for all purposes to evidence ownership of the number of whole shares of Hibernia Common Stock into which such shares have been converted on the Effective Date. SHAREHOLDERS SHOULD NOT SEND THEIR AMERICAN BANK COMMON STOCK CERTIFICATES FOR SURRENDER UNTIL THEY RECEIVE FURTHER INSTRUCTIONS FROM THE EXCHANGE AGENT.

    American Bank shareholders who cannot locate their American Bank stock certificates are encouraged to contact Sharon B. Kell, Vice President and Cashier of American Bank, 22 Apple Street, Norco, Louisiana 70079-2214, telephone: (504) 764-7581 prior to the Special Meeting. New certificates will be issued to American Bank shareholders who cannot locate their certificates only if the shareholder executes an affidavit certifying that the certificate cannot be located and agreeing to indemnify American Bank and Hibernia (as its successor), against any claim that may be made against either of them by the owner of the lost certificate(s). American Bank or Hibernia (as its successor) may require a shareholder to post a bond in an amount sufficient to support the shareholder's indemnification obligation. SHAREHOLDERS WHO CANNOT LOCATE THEIR STOCK CERTIFICATES AND SHAREHOLDERS WHO HOLD CERTIFICATES IN NAMES OTHER THAN THEIR OWN ARE ENCOURAGED TO RESOLVE THOSE MATTERS PRIOR TO THE EFFECTIVE DATE OF THE MERGER IN ORDER TO AVOID DELAYS IN RECEIVING THEIR HIBERNIA COMMON STOCK IF THE MERGER IS APPROVED AND CONSUMMATED.

EMPLOYEE BENEFITS

    Hibernia has agreed that it will use its best efforts to provide (or cause to be provided by HNB) to all employees of American Bank who are employed as of the Effective Date and who become employees of Hibernia or HNB after the Merger, the same employee benefits as those offered by Hibernia and HNB to their employees, except that employees of American Bank will not be required to wait for any period in order to be eligible to participate in Hibernia's Flex Plan (including its medical and dental coverage). Employees of American Bank will not be denied health insurance coverage solely as a result of a pre-existing condition that existed on the Effective Date but did not exist on the date the employee commenced his or her employment with American Bank. Hibernia will also give American Bank employees who become Hibernia or HNB employees full credit for their years of service (for both eligibility, vesting and benefits) with American Bank for purposes of each of Hibernia's benefits plans. Hibernia has also agreed to pay or provide certain other benefits. As described more fully below, Hibernia will assume, as a result of the Merger,

American Bank's rights and obligations under an employment agreement between American Bank and Darryl J. Chauvin, President and Chief Executive Officer of American Bank. See "--Interests of Certain Persons in the Merger," below.

EXPENSES

    The Agreement provides that all expenses incurred in connection with the negotiation and execution of the Agreement and the consummation of the Merger will be borne by the party that incurred them, regardless whether the Merger is consummated.

REPRESENTATIONS AND WARRANTIES; CONDITIONS TO THE MERGER; WAIVER

    The Agreement contains representations and warranties by American Bank regarding, among other things, its organization, authority to enter into the Agreement, capitalization, properties, financial statements, pending and threatened litigation, contractual obligations and contingent liabilities. The Agreement also contains representations and warranties by Hibernia regarding, among other things, its organization and authority to enter into the Agreement, capitalization, financial statements and public reports. Except as otherwise provided in the Agreement, these representations and warranties will not survive the Effective Date.

    The obligations of Hibernia and American Bank to consummate the Merger are conditioned upon, among other things, approval of the Agreement by American Bank's shareholders; the receipt of necessary regulatory approvals, including the approval of the OCC; the receipt of an opinion to the effect that the Merger, when consummated in accordance with the terms of the Agreement, will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, that to the extent American Bank Common Stock is exchanged for Hibernia Common Stock, American Bank's shareholders will recognize no gain or loss for federal income tax purposes with respect to such exchange, and that the Louisiana income tax treatment of the Merger to such shareholders will be substantially the same as the federal income tax treatment of the Merger to such shareholders; the effectiveness under the Securities Act of a registration statement relating to the Hibernia Common Stock to be issued in connection with the Merger and the absence of a stop order suspending such effectiveness; the absence of an order, decree or injunction enjoining or prohibiting the consummation of the Merger; the receipt of all required state securities law permits or authorizations; the accuracy of the representations and warranties set forth in the Agreement as of the Closing Date; the listing of the Hibernia Common Stock to be issued in the Merger on the NYSE; the receipt of certain opinions of counsel; and, in the case of Hibernia, the absence of an event that would preclude the Merger from being accounted for as a pooling-of-interests.
In this regard, Hibernia may abandon the Merger if American Bank shareholders holding more than 10% of the outstanding

American Bank Common Stock exercise and perfect dissenters' rights.

    Except with respect to any required shareholder or regulatory approval, substantially all of the conditions to consummation of the Merger may be waived at any time by the party for whose benefit they were created, and the Agreement may be amended or supplemented at any time by written agreement of the parties, except that no such waiver, amendment or supplement executed after approval of the Agreement by American Bank's shareholders may reduce the Exchange Ratio or adversely affect the holders of American Bank Common Stock. In addition, any material change in the terms of the Agreement after the Special Meeting would require the approval of American Bank's shareholders.

REGULATORY AND OTHER APPROVALS

    HNB is regulated by the OCC, and the Merger consequently must be approved by the OCC before it may be effected. The OCC has approved the Merger.

    American Bank and Hibernia were required to wait at least 15 days after November 30, 1994 (the date of OCC approval) before consummating the Merger. During this 15-day period, the Department of Justice was entitled to object to the Merger on antitrust grounds. The Department of Justice did not object to the Merger during the statutory waiting period.

    The shares of Hibernia Common Stock offered pursuant to the Proxy Statement-Prospectus will be registered with the Commission and the state securities regulators in those states that require such registration. The shares also will be listed on the NYSE.

    The regulatory approvals sought in connection with the Merger may be obtained or denied prior to or after the Special Meeting. The vote on the Merger at the Special Meeting is not dependent or conditioned upon receipt of any such approvals prior to the Special Meeting. Even if the Merger is approved at the Special Meeting, it may not be consummated thereafter. Failure to receive the requisite regulatory approvals will result in a termination of the Agreement.

BUSINESS PENDING THE MERGER

    Under the terms of the Agreement, American Bank may not, without the prior written consent of Hibernia or as otherwise provided in the Agreement: (i) create or issue any additional shares of capital stock or any options or other rights to purchase or acquire shares of capital stock, redeem or repurchase any of its capital stock, or declare or pay any dividends on its capital stock; (ii) enter into employment contracts with directors, officers or employees or otherwise agree to increase the compensation of or pay any bonus to such persons except in accordance with existing policy; (iii) enter into or substantially modify any employee benefits plans; (iv) establish any automatic teller machines or branch or other banking offices; (v) make any capital expenditure(s) in excess of $100,000 (except that American Bank may pay any and all obligations related to the maintenance of equipment and other capital expenditures required to be paid under its EDP contract with Bank of St. John, so long as such expenditures do not exceed $200,000 in the aggregate); (vi) merge with any other company or bank or liquidate or otherwise dispose of its assets; or (vii) acquire another company or bank (except in connection with foreclosures of bona fide loan transactions). In addition, American Bank may not solicit bids or other transactions that would result in a merger of American Bank with an entity other than Hibernia or HNB.

EFFECTIVE DATE OF THE MERGER; TERMINATION

    After all conditions to consummation of the Merger have been satisfied or waived, the effective date of the Merger shall be the date and time that the Merger will become effective as of the date and time of the issuance by the Louisiana Secretary of State of a certificate of merger relating to the Merger (the "Effective Date").

    Prior to the Effective Date, the Agreement may be terminated by either party, whether before or after approval of the Agreement and the Merger by American Bank's shareholders: (i) in the event of a material breach by the other party of any representation, warranty or covenant which reflects a material adverse change in the financial condition, results of operations or business taken as a whole, of the breaching party, which cannot be or has not been cured within the period allowed by the Agreement, or which results in a material increase in the cost of the non-breaching party's performance of the Agreement; (ii) if any of the conditions precedent to the obligations of such party to consummate the Merger have not been satisfied, fulfilled or waived as of the Closing Date; (iii) if any application for any required OCC approval has been denied, and the time for all appeals of such denial has run; (iv) if the shareholders of American Bank fail to approve the Merger at the Special Meeting; or (v) in the event that the Merger is not consummated by April 30, 1995. The Agreement may be terminated by Hibernia if the holders of more than 10% of the outstanding shares of American Bank Common Stock exercise dissenters' rights, by either party if certain material adverse changes occur in respect of the other party, and by American Bank if the market price of Hibernia Common Stock does not satisfy certain ratios. The Agreement also may be terminated at any time by the mutual consent of the parties. In the event of termination, the Agreement becomes null and void, except that certain provisions thereof relating to expenses and confidentiality and the accuracy of information provided for inclusion in the Registration Statement of which this Proxy Statement-Prospectus is a part survive any such termination and any such termination does not relieve any breaching party from liability for any uncured breach of any covenant or agreement giving rise to such termination.

MANAGEMENT AND OPERATIONS AFTER THE MERGER

    On the Effective Date, American Bank will be merged with and into HNB and the separate existence of American Bank will cease. The offices of American Bank will operate as branch banking offices of HNB. The employees of American Bank on the Effective Date will become employees of HNB as of the Effective Date and will be employed on an "at will" basis thereafter, subject to any existing employment agreements or similar contractual obligations assumed by Hibernia or HNB.

    The Boards of Directors of Hibernia and HNB following the Merger shall consist of those persons serving as directors immediately prior thereto.
Certain information regarding the directors of Hibernia elected at its annual meeting of shareholders on April 26, 1994 is contained in documents incorporated herein by reference. See "AVAILABLE INFORMATION." The directors of American Bank will cease to serve as directors of American Bank as of the Effective Date. Some of these directors may serve on an advisory board of Hibernia after the Merger. See "PROPOSED MERGER --Interests of Certain Persons in the Merger."

CERTAIN DIFFERENCES IN RIGHTS OF SHAREHOLDERS

    If the shareholders of American Bank approve the Merger and the Merger is subsequently consummated, all shareholders of American Bank, other than any shareholders who exercise and perfect dissenters' rights, will become shareholders of Hibernia. As shareholders of Hibernia, their rights will be governed by and subject to Hibernia's Articles of Incorporation and Bylaws and the Louisiana Business Corporation Law, rather than American Bank's Articles of Incorporation and Bylaws and the Louisiana Banking Law. The following is a summary of the principal differences between the rights of shareholders of American Bank and Hibernia not described elsewhere in this Proxy Statement-Prospectus.

    LIQUIDITY OF STOCK. There currently is no ready market for the shares of American Bank Common Stock, and such a market is not likely to develop in the future. The shares of Hibernia Common Stock that will be issued in the Merger will be registered under applicable securities laws and may therefore be freely resold by persons who are not "affiliates" of American Bank or Hibernia. In addition, the Hibernia Common Stock is listed on the NYSE and actively traded on that exchange. Current quotes of the market price of Hibernia Common Stock are available from brokerage firms and other securities professionals, as well as other sources, and are published in major newspapers on a daily basis.

    REMOVAL OF DIRECTORS. Shareholders of Hibernia may remove a director for cause (defined as gross negligence or wilful misconduct) by the vote of a majority of the total voting power and may remove a director without cause by a vote of two-thirds of the total voting power. One or more directors of American Bank shall cease to be a director upon his or her failure, after election, to be the owner in his or her own rights of unpledged shares of American Bank of at least $1,000.00 par value and may be removed by the affirmative vote of a majority of the total voting power of American Bank at a meeting called for that purpose.

    AMENDMENT OF ARTICLES AND BYLAWS. Hibernia's Articles of Incorporation may be amended by a vote of a majority of the voting power present at any meeting called for that purpose. The Articles of Incorporation of American Bank may be amended by the affirmative vote of two-thirds of all outstanding stock represented, present and voted at a meeting called for that purpose, after thirty days notice.

    The Bylaws of Hibernia may be amended or repealed by a vote of two-thirds of the total voting power outstanding or by a vote of two-thirds of the "continuing directors" of the company, as defined in the Bylaws. A "continuing director" for this purpose is generally a director who was nominated for election by a majority of the existing directors. The Bylaws of American Bank may be amended by the Board of Directors and the shareholders, by a majority of the Directors and/or shareholders at a duly called meeting at which a quorum is present or represented.

    SPECIAL MEETINGS OF SHAREHOLDERS. Special meetings of the shareholders of Hibernia may be called by the Chairman of the Board, the President, the Chief Executive Officer or the Treasurer of Hibernia. In addition, shareholders holding one-fifth or more of the total voting power of Hibernia may request a special meeting of shareholders and, upon receipt of such request, the Secretary of Hibernia is required to call a special meeting of the shareholders. A special meeting of shareholders of American Bank may be called at any time by the President, the Board of Directors, or the President upon the written request of the holders of not less than fifty percent (50%) of all shares entitled to vote at such meeting.

    SHAREHOLDER PROPOSALS. Hibernia's Bylaws contain certain provisions expressly allowing shareholders to submit shareholder proposals and to nominate individuals for election as directors, under certain circumstances and provided the shareholder complies with all of the conditions set forth in those provisions. American Bank's Articles and Bylaws, contain no such provisions.

    CERTAIN TRANSFER RESTRICTIONS RELATING TO 5-PERCENT SHAREHOLDERS. Article IX of Hibernia's Articles of Incorporation restricts transfers of equity interests in Hibernia under certain circumstances. This restriction (the "5-Percent Restriction") is intended to protect Hibernia from certain transfers of equity interests which could have a material adverse effect on Hibernia's ability to use certain tax benefits to reduce its taxable income. Under the 5-Percent Restriction, if, before December 29, 1995, a shareholder transfers or agrees to transfer Hibernia stock or stock equivalents, the transfer will be prohibited and void to the extent that it would result under applicable Federal income tax rules in the identification of a new "5-percent shareholder" of Hibernia or an increase in the percentage stock ownership of any existing "5-percent shareholder" is increased.

     The 5-Percent Restriction does not apply to any transfer which has been approved in advance by the Board of Directors of Hibernia, or which is made in compliance with exceptions established from time to time by resolution of the Board of Directors. The Board of Directors may withhold its approval of a transfer only if, in its judgment, the transfer may result in any limitation on the use by Hibernia of its net operating loss carryforwards or built-in tax losses or other tax attributes. The Board of Directors may adopt further resolutions exempting additional transfers from the 5-Percent Restriction.

      The 5-Percent Restriction may adversely affect the marketability of the Hibernia Common Stock by discouraging potential investors from acquiring equity securities of Hibernia. However, since its adoption in September 1992, the 5-Percent Restriction does not appear to have had any such adverse affect on the marketability of the Hibernia Common Stock.

    While the 5-Percent Restriction may have the effect of impeding a shareholder's attempt to acquire a significant or controlling interest in Hibernia, the purpose of the 5-Percent Restriction is to preserve the tax benefits of Hibernia's previous losses, not to insulate management from change. Management of Hibernia believes the tax benefits outweigh any anti-takeover impact of the 5-Percent Restriction. Any anti-takeover effect of the 5-Percent Restriction will end with the termination of the 5-Percent Restriction on December 29, 1995.

    INDEMNIFICATION OF OFFICERS AND DIRECTORS. Hibernia's Articles of Incorporation provide for indemnification of officers and directors of the company under the circumstances permitted by Louisiana law. This indemnification provision requires indemnification, except as prohibited by law, of officers and directors of Hibernia or any of its wholly-owned subsidiaries against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding, whether civil or criminal, administrative or investigative (including any action by or in the right of Hibernia) by reason of the fact that the person served as an officer or director of Hibernia or one of its subsidiaries. Officers and directors may only be indemnified against expenses in cases brought by the officer or director against Hibernia if the action is a claim for indemnification, the officer or director prevails in the action, or indemnification is included in any settlement or is awarded by the court. The indemnification provision further requires Hibernia to advance defense costs to officers and directors in such suits and proceedings upon receipt of an undertaking to repay such expenses unless it is ultimately determined that the officer or director is entitled to indemnification as authorized by the Article.

    American Bank's Bylaws provide that American Bank shall indemnify its directors, officers, employees, and agents against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative (including any action by or in the right of American Bank), if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of American Bank, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In the case of actions by or in the right of American Bank, indemnification: (1) is limited to expenses (including attorneys' fees and amounts paid in settlement not exceeding, in the judgment of the Board of Directors of American Bank, the estimated expenses of litigating the action to conclusion) actually and reasonably incurred in connection with the defense or settlement of such action, and (2) will not be made in respect of any claim, issue or matter as to which the person seeking indemnification has been adjudged liable to American Bank for negligence or misconduct in the performance of his duty to American Bank, unless and only to the extent the court determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which the court deems proper. Additionally, American Bank's Bylaws authorize American Bank to purchase insurance against its indemnification obligations.

    ISSUANCE OF PREFERRED STOCK. Hibernia's articles of incorporation authorize the issuance of up to 100 million shares of preferred stock on such terms and conditions as may be determined by the Board of Hibernia from time to time, commonly referred to as "blank check preferred". Hibernia may therefore issue such stock at any time and from time to time as it deems appropriate. American Bank's articles of association do not authorize the issuance of blank check preferred stock.

    APPLICATION OF CERTAIN LOUISIANA STATUTES. As a Louisiana corporation, Hibernia is subject to all of the rights and obligations set forth in the LBCL, including, but not limited to, the application of certain statutes designed to deter hostile bids for control of Louisiana corporations by limiting the voting rights of shareholders in some circumstances and requiring, absent compliance with certain extraordinary voting provisions, that all shareholders be paid the same price in the event of a merger not negotiated by management of a Louisiana company. American Bank is not subject to these provisions of the LBCL because it is not a "corporation" within the meaning of the LBCL.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

    INDEMNIFICATION OF AMERICAN BANK DIRECTORS. The terms of the Agreement include certain provisions that protect the officers and directors of American Bank from and against liability for actions arising while they served in those capacities for American Bank. The Agreement provides for indemnification of such persons to the same extent as they would have been indemnified under the Articles of Association and Bylaws of HNB in effect on September 19, 1994, except that the Agreement limits HNB's aggregate liability for such indemnification to $5 million and requires each officer and director eligible for such indemnification to execute a joinder agreement in which each such person agrees to cooperate with HNB in any litigation or proceeding giving rise to a claim of indemnification and to permit HNB to participate in and, at its option assume the defense of, such litigation or proceeding.

    The Agreement also provides for indemnification of American Bank's officers, directors and certain affiliates from and against liability arising under the Securities Act or otherwise if such liability arises out of or is based on an untrue statement or omission of a material fact required to be stated in the Registration Statement, including this Proxy Statement-Prospectus, or in any amendment or supplement thereto, or necessary to make the statements made in any of the foregoing not misleading. This indemnification does not apply to statements made in reliance on information furnished to Hibernia by American Bank for use in the Registration Statement, including this Proxy Statement-Prospectus.

    SEVERANCE AND RETENTION BENEFITS. Certain severance plans and retention agreements were adopted by American Bank in 1994 to encourage its employees and senior management to continue their employment with American Bank in the context of ongoing merger discussions between American Bank and certain non-affiliated financial institutions as described elsewhere herein.

    Pursuant to such severance plans and retention agreements, employees of American Bank who work at least 30 hours per week and have been employed by American Bank for at least six months will receive severance and retention benefits based upon years of service and level of compensation if they remain in the employ of American Bank until the date of the Merger and either are not offered employment by Hibernia or HNB following the Merger, are offered employment with Hibernia or HNB that is not "comparable employment" (as defined in the severance plans) to such employee's position with American Bank immediately prior to the Merger, or are terminated by Hibernia or HNB following the Merger other than "for cause" (as defined in the severance plans). If the Merger is consummated and the other conditions of the severance plan and retention agreement applicable to American Bank's executive officers are satisfied, each executive officer of American Bank (other than Darryl J. Chauvin, American Bank's President and Chief Executive Officer) will receive severance and retention benefits equal to between 18 and 30 months of such officer's total compensation on a monthly basis for 1994; provided, however, that the aggregate severance and retention payment to any employee of American Bank cannot exceed such severance benefits as are payable to Mr. Chauvin pursuant to his employment agreement, the severance terms of which are described below.

    In addition, Mr. Chauvin currently has an employment agreement with American Bank that provides for certain severance payments if Mr. Chauvin is terminated or voluntarily resigns his employment within the thirty days immediately following a "Change of Control" of American Bank (such term, as defined in such agreement, includes the Merger). As a result, if the Merger is consummated and he is terminated or voluntarily resigns his employment within the first thirty days following consummation of the Merger, Mr. Chauvin will be entitled to a severance payment equal to his full base salary at regular intervals for the thirty-six months following his termination or resignation, and a bonus equal to the average of the annual incentive compensation received by Mr. Chauvin during each of the five years immediately preceding his termination or resignation, which bonus shall be payable at the conclusion of each succeeding year that ends during the thirty-six months following his termination or resignation.

    ADVISORY BOARD OF DIRECTORS. As of the Effective Date, the directors of American Bank will no longer hold their positions as directors. American Bank's rights and obligations under Mr. Chauvin's employment contract will be assumed by Hibernia upon consummation of the Merger. In addition, Hibernia maintains a city advisory board of directors in the Baton Rouge region of Louisiana on which some or all of the directors of American Bank and its subsidiaries may serve.


MATERIAL TAX CONSEQUENCES

    The following is a summary description of the material federal income tax consequences of the Merger; it is not intended to be a complete description of the federal income tax consequences of the Merger. Tax laws are complex, and each shareholder's individual circumstances may affect the tax consequences to such shareholder. In addition, no information is provided with respect to the tax consequences of the Merger under applicable state, local or other tax laws. Each shareholder is therefore urged to consult a tax advisor regarding the tax consequences of the Merger to him or her.

    Consummation of the Merger is conditioned upon the receipt of an opinion to the effect that the Merger, when consummated in accordance with the terms of the Agreement, will constitute a reorganization within the meaning of Section 368(a) of the Code, and that the exchange of American Bank Common Stock for Hibernia Common Stock will not give rise to the recognition of gain or loss for federal income tax purposes to American Bank's shareholders with respect to such exchange. See "PROPOSED MERGER --Representations and Warranties; Conditions to the Merger; Waiver."

    If the Merger constitutes a reorganization within the meaning of Section 368(a) of the Code: (i) no gain or loss will be recognized by American Bank, Hibernia or HNB by reason of the Merger; (ii) a shareholder of American Bank will not recognize any gain or loss for federal income tax purposes to the extent Hibernia Common Stock is received in the Merger in exchange for American Bank Common Stock; (iii) the tax basis in the Hibernia Common Stock received by a shareholder of American Bank will be the same as the tax basis in the American Bank Common Stock surrendered in exchange therefor; and (iv) the holding period, for federal income tax purposes, for Hibernia Common Stock received in exchange for American Bank Common Stock will include the period during which the shareholder held the American Bank Common Stock surrendered in the exchange, provided that the American Bank Common Stock was held as a capital asset at the Effective Date.

    Cash received in lieu of fractional shares of Hibernia Common Stock will be treated as if the fractional shares were distributed as part of the exchange and then were redeemed by Hibernia. These cash payments may result in the recognition of gain or loss, depending upon the shareholder's basis in the shares of American Bank Common Stock exchanged. Any gain or loss recognized will generally be a capital gain or loss if the American Bank Common Stock held by the shareholder was a capital asset.

    The Louisiana income tax treatment of the Merger to the shareholders of American Bank should be substantially the same as the federal income tax treatment to the shareholders of American Bank described above. Shareholders residing in states other than Louisiana are encouraged to consult their tax advisors regarding the state income tax implications of the Merger to them.

    The parties have received the opinion of Ernst & Young LLP, certified public accountants, to the effect that the Merger, if consummated in accordance with the terms of the Agreement, will constitute a reorganization for purposes of
Section 368(a) of the Code and will have the tax effects described in this section. A copy of the opinion of Ernst & Young LLP in this regard is attached hereto as Appendix D. As noted in the opinion, the opinion is based upon certain representations and assumptions described therein. Shareholders of American Bank are urged to review the full text of the opinion of Ernst & Young LLP attached hereto as Appendix D with regard to the tax consequences of the Merger to them.

    For information regarding the federal income tax consequences of cash payments received by dissenting shareholders, see "PROPOSED MERGER -- Rights of Dissenting Shareholders."

RESALE OF HIBERNIA COMMON STOCK

    The shares of Hibernia Common Stock issuable to shareholders of American Bank upon consummation of the Merger have been registered under the Securities Act. It is a condition to closing of the Merger that all shares of Hibernia Common Stock issued in connection with the Merger be approved for listing, upon official notice of issuance, on the NYSE. Such shares may be traded freely by those shareholders not deemed to be affiliates of American Bank as that term is defined under the Securities Act. The term "affiliate" generally means each person who controls, or is a member of a group that controls, or who is under common control with, American Bank, and for purposes hereof could be deemed to include all executive officers, directors and 10% shareholders of American Bank.

    Hibernia Common Stock received and beneficially owned by those shareholders who are deemed to be affiliates of American Bank may be resold without registration as provided by Rule 145, or as otherwise permitted, under the Securities Act. Such affiliates, provided they are not affiliates of Hibernia Corporation, may publicly resell Hibernia Common Stock received by them in the Merger subject to certain limitations, principally as to the manner of sale, during the two years following the Effective Date. After the two-year period, such affiliates may resell their shares without restriction. In addition, shares of Hibernia Common Stock issued to affiliates of American Bank in the Merger will not be transferable until financial statements pertaining to at least 30 days of post-Merger combined operations of Hibernia and American Bank have been published, in order to satisfy certain requirements of the Commission relating to pooling-of-interests accounting treatment.

    The Agreement provides that American Bank will use its best efforts to identify those persons who may be deemed to be affiliates of American Bank and to cause each person so identified to deliver to Hibernia a written agreement providing that such person will not dispose of American Bank Common Stock or Hibernia Common Stock received in the Merger except in compliance with the Securities Act, the rules and regulations promulgated thereunder and the Commission's rules relating to pooling-of-interests accounting treatment. In addition, Hibernia intends to place stop transfer instructions with its transfer agent regarding Hibernia

Common Stock issued to affiliates of American Bank.

RIGHTS OF DISSENTING SHAREHOLDERS

    Under the applicable federal laws governing mergers involving national banks such as HNB, each shareholder of American Bank who complies with the provisions of Section 376 of the Louisiana Banking Law, La. R.S. 6:376, may dissent from the Merger and be paid the fair cash value of his shares of American Bank Common Stock as of the Effective Date, determined as described below.

    To exercise the right of dissent, a shareholder must file with American Bank, prior to the Special Meeting, a written objection to the Merger and must vote his shares against the Merger. Notices of dissent should be addressed to Sharon B. Kell, Vice President and Cashier, American Bank, 22 Apple Street, Norco, Louisiana 70079-2214.

    If the Merger is effected, American Bank will send a notice to each shareholder who filed an objection and voted his shares against the Merger to such shareholder's last address on American Bank's records. Within twenty (20) days after the mailing of such notice, but not thereafter, the shareholder may file with American Bank a demand in writing for the fair cash value of his shares as of the day before the Special Meeting. Such demand must contain the value of the shares demanded and a post office address to which a reply may be sent. At the same time, such shareholder must deposit in escrow in a bank or trust company located in St. Charles Parish, Louisiana the certificates representing his shares on the sole condition that such shares shall be delivered to American Bank upon payment of the fair cash value in accordance with the Louisiana Banking Law. Together with the shareholders' demand, such shareholder shall deliver to American Bank the written acknowledgment of the escrow bank or trust company that such bank or trust company holds the shareholder's certificates.

    Unless the objection, demand, and acknowledgment described above are made and delivered by the shareholder within the period described above, the shareholder shall be conclusively presumed to have acquiesced to the Merger.

    If American Bank disagrees with the value requested by a shareholder it shall, within twenty (20) days, notify the shareholder of the value that American Bank will agree to pay if any payment should be held to be due; otherwise American Bank shall be liable for and pay the value demanded by the shareholder. In the case of a disagreement as to the fair cash value, the shareholder may file suit in the district court in the parish in which American Bank or HNB is domiciled. The court will determine if payment is due, and, if so, the fair cash value to be paid to the shareholder. If American Bank, in its notice of disagreement, has offered to pay the dissatisfied shareholder an amount in cash deemed by it to be the fair cash value, and shall have deposited such amount in the registry of the court, then, if the amount ultimately awarded (exclusive of interest and costs) is more than the amount so offered, the costs of the proceeding will be paid by American Bank or HNB, as the case may be; otherwise, the costs of the proceeding shall be paid by the dissatisfied shareholder.

    THE FOREGOING SUMMARY OF THE PROVISIONS OF THE LOUISIANA BANKING LAW RELATING TO DISSENTERS' RIGHTS IS NECESSARILY INCOMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO EXCERPTS FROM THE FEDERAL AND STATE BANKING LAWS SET FORTH HEREIN AS APPENDIX C.

    Shareholders of American Bank who exercise and perfect dissenters' rights and who receive cash for their shares of American Bank Common Stock will generally be subject to federal and state income tax on all or a portion of the amount of cash received. Furthermore, if the Merger is effected, the cash paid to dissenting shareholders may be more or less than the value of the Hibernia Common Stock issued to those shareholders of American Bank who voted in favor of the Merger. The receipt of cash for shares will be treated as a complete redemption of the shareholder's interest in the stock and, depending on the individual shareholder's circumstances, may result in a capital gain to him.
The tax opinion rendered by Ernst & Young LLP and attached hereto as Appendix D addresses the payments to dissenting shareholders and states that those payments are not covered by the opinion and therefore are not exempt from federal or state income tax. Shareholders desiring to dissent from the Merger are urged to consult their tax advisors with regard to the tax implications to them of exercising dissenters' rights.

    SHAREHOLDERS OF AMERICAN BANK DESIRING TO EXERCISE DISSENTERS' RIGHTS SHOULD BE AWARE THAT THE EXERCISE OF DISSENTERS' RIGHTS BY ANY SHAREHOLDER MAY RESULT IN THE MERGER FAILING TO QUALIFY AS A POOLING OF INTERESTS. IN THAT EVENT, HIBERNIA WOULD HAVE THE RIGHT TO TERMINATE THE AGREEMENT AND, IF HIBERNIA EXERCISED THAT RIGHT, THE MERGER WOULD NOT OCCUR. SEE "--ACCOUNTING TREATMENT," BELOW.

DIVIDEND REINVESTMENT PLAN

    Hibernia Corporation maintains a Dividend Reinvestment Plan through which shareholders of Hibernia who participate in the plan may reinvest dividends in Hibernia Common Stock. Shares are purchased for participants in the plan at their market value as determined by the market price of the stock as listed on the NYSE. The plan also permits participants to purchase additional shares with cash at the then-current market price. All shares purchased through the plan are held in a separate account for each participant maintained by Hibernia's transfer agent. Shareholders who participate in the Dividend Reinvestment Plan purchase shares through the plan without paying brokerage commissions or other costs ordinarily associated with open market purchases of stock. It is anticipated that the Dividend Reinvestment Plan will continue after the Effective Date and that shareholders of American Bank who become shareholders of Hibernia will have the same opportunity to participate in the plan as other shareholders of Hibernia.

ACCOUNTING TREATMENT

    It is anticipated that the Merger will be accounted for as a "pooling-of-interests" transaction. In order for the Merger to qualify for pooling-of-interests accounting treatment, 90% or more of the outstanding American Bank Common Stock must be exchanged for Hibernia Common Stock. Consequently, the amount of American Bank Common Stock that will not be exchanged cannot exceed 10% of its shares outstanding.

    Included in the 10% calculation for this purpose are (i) any shares held by Hibernia or its affiliates, (ii) any fractional shares that are cashed out in the Merger, (iii) certain treasury shares of American Bank, and (iv) shares as to which dissenters' rights have been exercised and perfected. As of the date of this Proxy Statement-Prospectus, it appears that the 10% limitation may be exceeded if any shareholder of American Bank exercises dissenters' rights, as Hibernia acquired over 9% of American Bank's Common Stock as a result of its merger with First Continental Bancshares and the terms of the Merger provide for cash to be exchanged for fractional shares.

     Also, in order for the pooling-of-interests accounting method to apply, "affiliates" of American Bank cannot reduce their holdings of Hibernia Common Stock received in the Merger for a period beginning 30 days prior to the Effective Date and ending upon the publication of at least 30 days of post-Merger combined operations of American Bank and Hibernia. Persons believed by American Bank to be "affiliates" have agreed to comply with these restrictions.

    American Bank has agreed to use its best efforts to permit the transaction to be accounted for as a pooling-of-interests. Hibernia is not obligated to consummate the Merger if the Merger does not qualify for pooling-of-interests accounting treatment.

                       CERTAIN REGULATORY CONSIDERATIONS

GENERAL

    As a bank holding company, Hibernia is subject to the regulation and supervision of the Board of Governors of the Federal Reserve System ("Federal Reserve Board"). Under the BHCA, bank holding companies may not directly or indirectly acquire the ownership or control of more than 5% of the voting shares or substantially all of the assets of any company, including a bank, without the prior approval of the Federal Reserve Board. In addition, bank holding companies are generally prohibited from engaging under the BHCA in nonbanking activities, subject to certain exceptions.

    Hibernia's banking subsidiary, HNB, is subject to supervision and examination by applicable federal and state banking agencies. HNB is a national banking association subject to the regulation and supervision of the OCC. HNB is also subject to various requirements and restrictions under federal and state law, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be granted and the interest that may be charged thereon and limitations on the types of investments that may be made and the types of services that may be offered. Various consumer laws and regulations also affect the operations of HNB. In addition to the impact of regulation, commercial banks are affected significantly by the actions of the Federal Reserve Board as it attempts to control the money supply and credit availability in order to influence the economy.

PAYMENT OF DIVIDENDS

    Hibernia generally depends upon payment of dividends by HNB in order to pay dividends to its shareholders and to meet its other needs for cash to pay expenses. Hibernia derives substantially all of its income from the payment of dividends by HNB, and its ability to pay dividends is affected by the ability of HNB to pay dividends. HNB is subject to various statutory restrictions on its ability to pay dividends to Hibernia. Under such restrictions, the amount available for payment of dividends to Hibernia by HNB was approximately $61 million at December 31, 1993. In addition, the OCC has the authority to prohibit any national bank from engaging in an unsafe or unsound practice, and the OCC has indicated its view that it generally would be an unsafe and unsound practice to pay dividends except out of current operating earnings. The ability of HNB to pay dividends in the future is presently, and could be further, influenced by bank regulatory policies or agreements and by capital guidelines. Additional information in this regard is contained in documents incorporated by reference herein. See "AVAILABLE INFORMATION."

    In addition, consistent with its policy regarding bank holding companies serving as a source of strength for their subsidiary banks, the Federal Reserve Board has stated that, as a matter of prudent banking, a bank holding company generally should not maintain a rate of cash dividends unless its net income available to common stockholders has been sufficient to fully fund the dividends, and the prospective rate of earnings retention appears to be consistent with the holding company's capital needs, asset quality and overall financial condition.

RESTRICTIONS ON EXTENSIONS OF CREDIT

    HNB is subject to restrictions imposed by federal law on the ability of any national bank to extend credit to affiliates, including Hibernia, to purchase the assets thereof, to issue a guarantee, acceptance or letter of credit on their behalf (including an endorsement or standby letter of credit) or to purchase or invest in the stock or securities thereof or to take such stock or securities as collateral for loans to any borrower. Such extensions of credit and issuances generally must be secured by eligible collateral and are generally limited to 15% of HNB's capital and surplus.

CERTAIN INFORMATION CONCERNING AMERICAN BANK

DESCRIPTION OF THE BUSINESS

    American Bank, a Louisiana state bank organized in 1964, provides full-service consumer and commercial banking services in Norco, Louisiana and surrounding areas of St. Charles Parish, Louisiana, through its main banking office at 22 Apple Street, Norco, Louisiana, and four full service branches located in Boutte, Destrehan, Hahnville and Luling, Louisiana. Deposits of American Bank are insured by the Federal Deposit Insurance Corporation ("FDIC") up to applicable legal limits. American Bank offers an array of deposit services, including demand accounts, NOW accounts, certificates of deposit, and money market accounts, and provides safe deposit boxes, night depository, individual retirement accounts, and drive-in banking services. American Bank's lending activities consist principally of real estate, consumer, and commercial loans. At September 30, 1994, American Bank had total deposits of approximately $82.2 million, total assets of approximately $92.7 million, and shareholders' equity of approximately $9.3 million.

    American Bank's deposits represent a cross-section of the area's economy and there is no material concentration of deposits from any single customer or group of customers. No significant portion of American Bank's loans is concentrated within a single industry or group of related industries. There are no material seasonal factors that would have an adverse effect on American Bank.

COMPETITION

    American Bank's general market area is the Greater New Orleans Metropolitan Area, which has an approximate population of 1,200,000 and in which there are numerous banks and other financial institutions. American Bank's primary market area, St. Charles Parish, has a current population of approximately 42,000.

    Competition among banks for loan customers is generally governed by such factors as loan terms, including interest charges, restrictions on borrowers and compensating balances, and other services offered by such banks. American Bank competes with numerous other commercial banks, savings and loan associations and credit unions for customer deposits, as well as with a broad range of financial institutions in consumer and commercial lending activities. In addition to thrift institutions, other businesses in the financial services industry compete with American Bank for retail and commercial deposit funds and for retail and commercial loan business. Competition for loans and deposits is intense among the financial institutions in the area.

    At present, several holding companies with greater resources than those of American Bank have acquired banks or established branches in American Bank's market area and are continuing to do so. The size of these institutions allows certain economies of scale that permit their operation on a narrower profit margin than would be appropriate for American Bank.

PROPERTY

    The executive office of American Bank, located at 22 Apple Street, Norco, Louisiana, is owned by American Bank and is not subject to a mortgage. American Bank also owns the building and land where its Boutte, Destrehan and Luling branches are located. American Bank leases the building and land where its Hahnville branch is located and the offices in which its New Orleans loan production office is located, under leases that expire in August and June 1995, respectively. The lease agreement relating to the Hahnville branch is subject to a single renewal option for an additional two-year term. None of the properties owned by American Bank is subject to a mortgage.

EMPLOYEES

    American Bank has approximately 60 full-time and 13 part-time employees and considers its relationship with its employees to be good. None of American Bank's employees are subject to a collective bargaining agreement.

MARKET PRICES AND DIVIDENDS

    MARKET PRICES. American Bank Common Stock is not traded on any exchange or in any other established public trading market. There are no bid or asked prices available for American Bank Common Stock.

    At December 30, 1994, there were 508 shareholders of Bank.

    CASH DIVIDENDS. American Bank declared a cash dividend on Bank Common Stock of $.10 per share during the fiscal year ended December 31, 1993 and did not declare a dividend during the fiscal year ended December 31, 1992. American Bank has agreed in the Agreement that it will not make, declare, set aside or pay any dividend prior to the Effective Date of the Merger without the written consent of Hibernia.

    American Bank's payment of dividends is subject to certain legal restrictions applicable to all Louisiana state banks. The prior approval of the Louisiana Commissioner of Financial Institutions (the "Commissioner") is required if the total of all dividends declared in any one year will exceed the sum of American Bank's net profits of that year and net profits of the immediately preceding year. Additionally, dividends may not be declared or paid by a Louisiana state bank unless the bank has unimpaired surplus equal to 50% of the outstanding capital stock of the bank, and no dividend payment may reduce the bank's unimpaired surplus below 50%. At September 30, 1994, American Bank had approximately $3.6 million available for the payment of dividends without prior approval of the Commissioner.

LEGAL PROCEEDINGS

    American Bank normally is a party to and has pending routine litigation arising from its regular business activities of furnishing financial services, including providing credit and collecting secured and unsecured indebtedness. In some instances, such litigation involves claims or counterclaims against American Bank. As of September 30, 1994, American Bank did not have any litigation pending other than ordinary routine litigation incidental to its business that was not material in amount in respect of American Bank's assets.

SECURITY OWNERSHIP OF PRINCIPAL SHAREHOLDERS.   Except for the American Bank
Common Stock, American Bank has no other class of voting securities issued or outstanding. The following table provides information concerning all persons known to American Bank to be beneficial owners, directly or indirectly, of more than 5% of the outstanding shares of American Bank Common Stock, as of the Record Date. Unless otherwise noted, the named persons own the shares directly and have sole voting and investment power with respect to the shares indicated.

                             Number of
Name and Address           Shares Owned     Percent
of Beneficial Owner        Beneficially    of Class
- ------------------------  ---------------  ---------
Hibernia Corporation            47,763(1)      9.87%
313 Carondelet Street
New Orleans, LA  70130
Gerald H. Smith                120,527(2)     24.92%
P.O. Box 131405
Houston, TX  77219
R. Preston Wailes               61,915(3)     12.80%
1528 Nashville Avenue
New Orleans, LA  70115

- ----------------------------------------------------

*   Less than one percent of class

(1) Includes 1,100 shares held of record by Hibernia and 46,663 shares held of record by HNB.

(2) Includes 98,305 shares held of record by Mr. Smith and 22,222 shares held of record by Mr. Smith as trustee for Elizabeth Smith.

(3) Includes 4,432 shares held of record by Mr. Wailes and 57,483 shares held of record by Martha P. Wailes, Mr. Wailes' wife, as to which shares Mr. Wailes disclaims beneficial ownership.


     OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS OF AMERICAN BANK. The following table provides information concerning the shares of American Bank Common Stock beneficially owned, directly or indirectly, by each director and executive officer of American Bank, and all directors and executive officers as a group, as of the Record Date. Unless otherwise noted, the named persons have sole voting and investment power with respect to the shares indicated.

                               Number of
                             Shares Owned     Percent
Name of Beneficial Owner     Beneficially    of Class
- --------------------------  ---------------  ---------
Elton A. Arceneaux, Jr.           13,663(1)      2.82%
Larry Babin                        1,040            *
Darryl J. Chauvin                  1,200            *
Manuel V. Dugas                    2,024            *
Steven F. Griffith, Sr.            1,000            *
E.L. Holmes                        6,164(2)      1.27%


                               Number of
                             Shares Owned     Percent
Name of Beneficial Owner     Beneficially    of Class
- --------------------------  ---------------  ---------
A.J. Migliore                      2,990(3)         *
R. Preston Wailes                 61,915(4)     12.80%
R.C. Zeringue                      2,332(5)         *
All Directors and                 92,328        19.09%
 Executive Officers
 as a Group (10 persons)

- ------------------------------------------------------

*    Less than one percent of class

(1) Includes 7,599 shares held of record by Mr. Arceneaux. Also includes 120 shares held of record by Linda P. Arceneaux, Mr. Arceneaux's wife, 2,474 shares held of record by Ms. Arceneaux and Anna C. Arceneaux, 838 shares held of record by Ms. Arceneaux and Charisse Webb for Elise Webb, 837 shares held of record by Ms. Arceneaux and Charisse Webb for Travis Webb, 838 shares held of record by Ms. Arceneaux and Randal Arceneaux for Daniel Arceneaux, 837 shares held of record by Ms. Arceneaux and Randal Arceneaux for Adam Arceneaux, and 120 shares held of record by Ms. Arceneaux as trustee for the Jonathan Adam Arceneaux Trust, as to which shares Mr. Arceneaux disclaims beneficial ownership.

(2) Includes 1,000 shares held of record by Mr. Holmes and 5,164 shares held of record by Mr. Holmes and Mary Holmes, Mr. Holmes' wife.

(3) Includes 1,080 shares held of record by Mr. Migliore and 1,910 shares held of record by Mr. Migliore and Martha Migliore, Mr. Migliore's wife.

(4) Includes 4,432 shares held of record by Mr. Wailes and 57,483 shares held of record by Martha P. Wailes, Mr. Wailes' wife, as to which shares Mr. Wailes disclaims beneficial ownership.

(5) Includes 1,082 shares held of record by Mr. Zeringue and 1,100 shares held of record by Mr. Zeringue and Mary Jane Zeringue, Mr. Zeringue's wife. Also includes 100 shares in two equal lots held of record by Ms. Zeringue as agent for Kevin Zeringue and Lannie C. Zeringue, 40 shares held of record by Ms. Zeringue as agent for Corey J. Zeringue, and 10 shares held of record by Ms. Zeringue as agent for Christy Ann Zeringue, as to which shares Mr. Zeringue disclaims beneficial ownership.

                     AMERICAN BANK MANAGEMENT'S DISCUSSION
                      AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

OVERVIEW

     American Bank reported net income of $2,339,000 for the nine months ended September 30, 1994, which represents a 130% increase from the net income of $1,017,000 for the comparable period in 1993. Net income per share was $4.83 for the nine months ended September 30, 1994 and $2.10 for the same period in 1993. American Bank's net income for 1993 was $1,261,000, a 26% increase from 1992 net income of $1,001,000. Net income per share was $2.60 in 1993 and $2.07 in 1992.

     The primary reasons for the improvement in net income during the first nine months of 1994 over the first nine months of 1993 were a recovery on August 1, 1994 of a charged-off investment by American Bank in the 12% Mandatory Convertible Subordinated Debentures due 1996 (the "FCB Debentures") of First Continental Bancshares, Inc. ("FCB") and a negative provision for loan losses of $370,000. Additionally, American Bank received approximately $152,000 upon the conversion of FCB preferred stock owned by American Bank into Hibernia Common Stock, representing cash in the amount of undeclared and accumulated dividends on the FCB preferred stock, with interest, upon the merger of FCB with and into Hibernia (the "FCB Merger"), which became effective on August 1, 1994. American Bank received total cash proceeds of $1,346,000 on redemption of the FCB Debentures, representing the principal amount of the FCB Debentures held by American Bank, all accrued and unpaid interest, and a redemption premium, all of which is included in pre-tax income for the nine month period ended September 30, 1994. Absent the recovery on the FCB Debentures and the gain associated with the conversion of FCB preferred stock owned by American Bank in the FCB Merger, American Bank would have recorded net income of $1,246,000 for the nine months ended September 30, 1994, which represents a 22.5% increase over the same period last year.

     The improvement in net income over the two years ended December 31, 1993 was principally attributable to increases in average earning assets and lower interest costs. Net income for 1993 also included $50,000 ($.10 per share) of income related to the adoption by American Bank of a new accounting standard for income taxes.

     Improving loan quality and lower net charge-offs resulted in the negative provision for loan losses during the first nine months of 1994, compared to no provision during 1993 or 1992. Net interest income during the first nine months of 1994 increased $191,000 to $3,924,000, which represents a 3.7% increase over the same period of 1993. Net interest income in 1993 increased 10.2% from 1992, from $4,320,000 to $4,762,000. The primary reasons for the increase from the first nine months of 1993 to the comparable period in 1994 were increases in average earning assets and lower interest costs. The increase from 1992 to 1993 is principally attributable to volume change.

     At September 30, 1994, American Bank had total assets and deposits of $92,699,000 and $82,244,000, respectively, which represented decreases of 1.5% and 4.7%, respectively, from amounts reported at December 31, 1993. Loans, net of the reserve for possible loan losses, were $53,647,000 at September 30, 1994, an increase of 3.8% from the amount reported at the end of 1993. The decrease in assets as of September 30, 1994 when compared to December 31, 1993 is principally due to a decline in public fund deposits, offset by increases in American Bank's investments and loans. American Bank's total assets and deposits are historically higher at year-end as the result of deposits of public funds received from local taxing authorities.

     The following table sets forth certain information regarding American Bank's results of operations for the periods indicated.

                                          NINE MONTHS
                                             ENDED                  YEAR ENDED
                                         SEPTEMBER 30,             DECEMBER 31,
                                    ------------------------  -----------------------

                                       1994         1993         1993         1992
                                    -----------  -----------  -----------  ----------

                                     (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Net income                              $2,339       $1,017       $1,261      $1,001
Net income per share*                   $ 4.83       $ 2.10       $ 2.60      $ 2.07
Return on average assets                  2.48%        1.17%        1.45%       1.19%
Return on average equity                 28.98%       15.11%       18.30%      17.36%
Average equity to average assets          8.56%        7.73%        7.93%       6.86%
Dividend pay-out ratio                       -            -         3.85%          -

 * Per share data are based upon a weighted average number of shares outstanding of 483,686.

          A more detailed review of American Bank's financial condition and results of operations for the years ended December 31, 1993 and 1992 and the nine months ended September 30, 1994 and 1993 follows. This discussion and analysis should be read in conjunction with American Bank's financial statements and the notes thereto appearing elsewhere in this Proxy Statement-Prospectus.

RESULTS OF OPERATIONS

NET INTEREST INCOME.

          The principal component of American Bank's net earnings is net interest income, which is the difference between interest and fees earned on interest-earning assets and interest paid on deposits and borrowed funds. Net interest income, when expressed as a percentage of total average interest-earning assets, is referred to as net interest margin. Net interest income for the nine months ended September 30, 1994 increased to $3,924,000 from $3,733,000 recorded for the comparable period in 1993, an increase of 5.1%.

1993 net interest income of $4,762,000 represents an increase of $442,000, or 10.2%, from net interest income of $4,320,000 reported for the year ended December 31, 1992. The improvements in 1994 and 1993 were primarily the result of increases in average earning assets and lower interest costs.

          Average interest-earning assets were $84,985,000 for the nine months ended September 30, 1994, $78,139,000 for 1993 and $73,469,000 for 1992.
Interest-earning assets were up significantly in 1994 due to strong loan demand. Average loans, the Company's highest yielding assets, rose 21.6% from 1992 to 1993 and 13.3% from 1993 to September 30, 1994. Net interest margin decreased 2 basis points to 5.64% for the nine months ended September 30, 1994 from 5.66% recorded for 1993. 1993 net interest margin represented a 15 basis point increase from 1992 net interest margin of 5.51%.

          American Bank's net interest income is affected by the change in the amount and mix of interest-earning assets and interest-bearing liabilities, and by changes in yields earned on assets and rates paid on deposits and other borrowed funds. The following table sets forth certain information concerning average interest-earning assets and interest-bearing liabilities and the yields and rates thereon for the periods presented. Average balances are computed using daily average balances.

                                   NINE MONTHS ENDED
                                  SEPTEMBER 30, 1994            YEAR ENDED DECEMBER 31, 1993        YEAR ENDED DECEMBER 31, 1992
                             -----------------------------   ----------------------------------  ----------------------------------
                                         INTEREST  AVERAGE               INTEREST      AVERAGE                INTEREST     AVERAGE
                              AVERAGE   INCOME/    YIELD/    AVERAGE     INCOME/      YIELD/      AVERAGE     INCOME/      YIELD/
                              BALANCE   EXPENSE     RATE     BALANCE     EXPENSE       RATE       BALANCE     EXPENSE       RATE
                             ---------  --------  --------  ---------  -----------  -----------  ---------  -----------  ----------
                                                                    (DOLLARS IN THOUSANDS)
INTEREST-EARNING ASSETS:
 Loans                         $52,994    $3,620     9.11%    $46,777       $4,358        9.32%    $38,468       $4,080      10.61%
 Interest-bearing deposits
   with financial                  166         4     3.47%        189            6        3.27%         89            4       4.30%
    institutions                25,211     1,176     6.22%     26,948        1,777        6.59%     30,159        2,250       7.46%
 Investment securities           6,614       179     3.56%      4,225          125        2.95%      4,753          159       3.35%
 Federal funds sold            -------    ------              -------       ------                 -------       ------
  Total interest-earning                             7.81%                                8.02%                               8.84%
    assets                     $84,985    $4,979              $78,139       $6,266                 $73,469       $6,493
                               -------    ------              -------       ------                 -------       ------

INTEREST-BEARING
 LIABILITIES:
Deposits:                      $12,667    $  205     2.17%    $12,949       $  306        2.36%    $13,081       $  396       3.03%
 Money market demand
 Savings and other              28,685       453     2.10%     25,175          570        2.26%     23,904          672       2.81%
  interest-                     29,053    $  721     3.30%    $27,621       $  965        3.49%    $29,084       $1,375       4.73%
   bearing demand              -------    ------              -------       ------                 -------       ------
 Time deposits

  Total interest-bearing
    liabilities                $70,405    $1,379     2.62%    $65,745       $1,841        2.80%    $66,069       $2,443       3.70%
                               -------    ------              -------       ------                 -------       ------

Net interest income                       $3,600                            $4,425                               $4,050
                                          ------                            ------                               ------
Net interest margin                                  5.64%                                5.66%                               5.51%

   The following table sets forth changes in interest income and interest expense for each major category of interest-earning assets and interest-bearing liabilities and the amount of change attributable to volume change and rate change for the periods indicated. The change in interest income due to both volume change and rate change has been allocated to volume change.



                                    YEARS ENDED DECEMBER 31, 1993 AND 1992         YEARS ENDED DECEMBER 31, 1992 AND 1991
                                     INCREASE (DECREASE) DUE TO CHANGES IN         INCREASE (DECREASE) DUE TO CHANGES IN
                                   -----------------------------------------  -------------------------------------------------
                                                                    NET                                             NET
                                      VOLUME          RATE         CHANGE     VOLUME          RATE                CHANGE
                                   -------------  ------------  ------------  -------  -------------------  -------------------

                                                                     (DOLLARS IN THOUSANDS)

INTEREST-EARNING ASSETS:
 Loans                                    $ 572         $(293)        $ 279     $201              $   (19)             $   182
 Interest-bearing deposits with
   financial institutions                     3            (1)            2        -                   (2)                  (2)
 Investment securities                     (211)         (262)         (473)     133                 (233)                (100)
 Federal funds sold                         (15)          (20)          (35)      35                  (86)                 (51)
                                          -----         -----         -----     ----              -------              -------
  Total                                   $ 349         $(576)        $(227)    $369              $  (340)             $    29
                                          =====         =====         =====     ====              =======              =======
INTEREST-BEARING LIABILITIES:
 Money market demand                      $  (3)        $ (88)        $ (91)    $ 43              $  (231)             $  (188)
 Savings and other interest-
   bearing deposits                          29          (131)         (102)      77                 (442)                (365)
 Time deposits                              (50)         (361)         (411)     (49)                (566)                (615)
 Federal funds purchased                      -             -             -        -                    -                    -
                                          -----         -----         -----     ----              -------              -------
  Total                                   $ (24)        $(580)        $(604)    $ 71              $(1,239)             $(1,168)
                                          =====         =====         =====     ====              =======              =======
 Interest differential                    $ 373         $   4         $ 377     $298              $   899              $ 1,197

PROVISION FOR LOAN LOSSES.

  The provision for loan losses is the periodic charge to earnings for potential losses in the loan portfolio. The amounts provided for loan losses are determined by management after evaluations of the loan portfolio. This evaluation process requires that management apply various judgments, assumptions and estimates concerning the impact certain factors may have on amounts provided. Factors considered by management in its evaluation process include known and inherent losses in the loan portfolio, the current economic environment, the composition of and risk in the loan portfolio, prior loss experience and underlying collateral values. While management considers the amounts provided through September 30, 1994 to be adequate, subsequent changes in these factors and related assumptions may warrant significant adjustments in amounts provided, based on conditions prevailing at the time. In addition, various regulatory agencies, as an integral part of the examination process, review American Bank's allowance for loan losses. Such agencies may require American Bank to make additions to the allowance based on their judgments of information available to them at the time of their examinations.

  The provision for loan losses for the nine months ended September 30, 1994 and 1993 was $(370,000) and $-0-, respectively. No provision for loan losses was made for the years ended December 31, 1993 and 1992. Fewer nonperforming loans and lower net charge-offs resulted in the negative provision for loan losses in 1994. A continuation of negative provisions is unlikely, although any provision in the fourth quarter of 1994 is not expected to be significant.

NON-INTEREST INCOME.

  Non-interest income, excluding securities transactions, was $829,000 for the nine months ended September 30, 1994, compared to $650,000 for the comparable period of 1993. Non-interest income, excluding securities transactions, was $1,180,000 for the year ended December 31, 1993, compared to $1,326,000 for 1992. The increase in non-interest income from September 30, 1993 to the comparable period in 1994 was attributable primarily to the receipt of $152,000 in accumulated and unpaid dividends, and interest thereon, on FCB preferred stock owned by American Bank, upon the conversion of such FCB preferred stock in the FCB Merger, and increased commissions on the sale of credit life insurance. The decrease in non-interest income from 1992 to 1993 was due principally to decreases in income booked on Owned Real Estate and credit life insurance commissions.

NON-INTEREST EXPENSE.

  Non-interest expense for the nine months ended September 30, 1994 and 1993 was $3,007,000 and $2,994,000, respectively, a .43% increase. Non-interest expense for the year ended December 31, 1993 decreased $79,000, or 1.83%, from 1992.
The decrease in non-interest expense during these periods was attributable principally to decreased loan collection and ORE expense.

INCOME TAXES.

  American Bank's provision for income taxes was $1,123,000 for the nine months ended September 30, 1994, compared to $438,000 for the nine months ended September 30, 1993. Such provision was $508,000 for 1993 compared to $422,000 for 1992. The increase from the first nine months of 1993 to the comparable period of 1994 was due principally to the increase in pre-tax income associated with the recovery on the FCB Debentures. The increase from 1992 to 1993 was due primarily to an increase in pre-tax income from 1992 to 1993 of $296,000 and an increase in the marginal federal income tax rate from 34% to 35%.

  American Bank adopted a new standard for accounting for income taxes effective January 1, 1993. Under Statement of Financial Accounting Standards No. 109 ("SFAS 109") deferred income taxes are provided for by the liability method.
The effect of adopting SFAS 109 was a one-time increase in the deferred tax asset by $50,000, which is reflected in American Bank's Statement of Income for 1993 as the cumulative effect of an accounting change.

FINANCIAL CONDITION

  The following table sets forth the Company's average assets, liabilities and shareholders' equity and the percentage distribution of these items for the periods indicated.


                                                               YEAR ENDED DECEMBER 31,
                                   NINE MONTHS ENDED   ---------------------------------------
                                  SEPTEMBER 30, 1994          1993                 1992
                                  ------------------   -------------------  ------------------
                                   AVERAGE              AVERAGE             AVERAGE
                                   BALANCE   PERCENT    BALANCE   PERCENT   BALANCE   PERCENT
                                  ---------  --------  ---------  --------  --------  --------
                                                    (DOLLARS IN THOUSANDS)
ASSETS:
Cash and due from banks             $ 2,107     2.26%   $  2,185     2.51%   $ 2,267     2.69%
Interest-bearing deposits with
  financial institutions                166      .18%        189      .22%        89      .11%
Investment securities                25,211    27.05%     26,948    31.02%    30,159    35.85%
Federal funds sold                    6,614     7.10%      4,225     4.86%     4,753     5.65%
Loans (net of allowance for
  credit losses)                     52,994    56.88%     46,777    53.85%    38,468    45.73%
Other assets                          6,082     6.53%      6,549     7.54%     8,384     9.97%
                                    -------   ------    --------   ------    -------   ------
     Total assets
                                    $93,174   100.00%   $ 86,873   100.00%   $84,120   100.00%
                                    =======   ======    ========   ======    =======   ======
LIABILITIES AND SHAREHOLDERS'
  EQUITY:
Demand deposits                     $14,595    15.67%   $13, 061    15.03%   $11,301    13.43%
Interest-bearing deposits            70,405    75.56%     65,745    75.68%    66,069    78.54%
Other liabilities                       105      .11%      1,175     1.35%       983     1.17%
                                    -------   ------    --------   ------    -------   ------
     Total liabilities               85,105    91.34%     79,981    92.06%    78,353    93.14%
Shareholders' equity                  8,069     8.66%      6,892     7.94%     5,767     6.86%
                                    -------   ------    --------   ------    -------   ------
    Total liabilities and
        shareholders' equity
                                    $93,174   100.00%   $ 86,873   100.00%   $84,120   100.00%
                                    =======   ======    ========   ======    =======   ======

TOTAL ASSETS.

  At September 30, 1994, total assets were approximately $92,699,000, compared to $94,138,000 at December 31, 1993 and $86,282,000 at December 31, 1992. Total
average assets for the nine months ended September 30, 1994 were $93,174,000, an increase of 7.25%, from the $86,873,000 average for the year ended December 31, 1993. The increases in average assets during the first nine months of 1994 and the year ended December 31, 1993 reflect increased loan demand, partially offset by a decline in investment securities from 1992 to 1993. The mix of average assets during the first nine months of 1994 and the year ended December 31, 1993 represent shifts from investment securities to loans and Federal funds sold, and American Bank's ability during these periods to increase its loan portfolio as interest-bearing deposits increased.

INVESTMENT SECURITIES.

  At September 30, 1994, American Bank's investment securities portfolio aggregated $27,740,000, an increase of $7,354,000 from the $20,386,000 reported at December 31, 1993, which reflects a decrease of $5,795,000 from the $26,181,000 reported at December 31, 1992.

  The following table sets forth the composition of American Bank's investment portfolio at the end of each period presented.

                                SEPTEMBER 30,      DECEMBER 31,
                                -------------   ------------------
                                     1994         1993      1992
                                -------------   --------  --------
                                        (DOLLARS IN THOUSANDS)
U.S. Treasuries                     $ 7,448     $ 5,009   $ 4,979
U.S. Government agencies              1,502       1,506     2,910
Municipal securities                  2,921         917         -
Government Guaranteed
  Mortgage Backed Securities          7,560       7,006     8,572
Government Guaranteed &
  Private Issue CMO's                 8,309       5,948     9,720
                                    -------     -------   -------
    Total
                                    $27,740     $20,386   $26,181
                                    =======     =======   =======

          Effective January 1, 1994, American Bank adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"), which requires the classification of securities into one of three categories: Trading, Available-for-Sale, or Held-to-Maturity. Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates this classification periodically. Trading account securities are held for resale in anticipation of short-term market movements. American Bank has not engaged in trading activities related to any of its investment securities and has no securities classified as Trading. Debt securities are classified as held-to-maturity when American Bank has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost. Securities not classified as trading or held-to-maturity are classified as available-for-sale. Available-for-sale securities are stated at fair value, with unrealized gains and losses, net of tax, reported in a separate component of shareholders' equity. American Bank may sell these securities in response to liquidity demands. Available-for-Sale securities also may be used as a means of adjusting the interest rate sensitivity of American Bank's balance sheet through sale and reinvestment.

          The following table presents selected contractual maturity data for the investment securities in American Bank's portfolio at September 30, 1994.

                                                 AFTER ONE YEAR     AFTER FIVE YEARS
                            ONE YEAR OR LESS   THROUGH FIVE YEARS   THROUGH 10 YEARS    AFTER 10 YEARS
                            -----------------  -------------------  -----------------  ----------------
                             AMOUNT    YIELD    AMOUNT     YIELD     AMOUNT    YIELD    AMOUNT   YIELD
                            --------  -------  ---------  --------  --------  -------  --------  ------
                                                      (DOLLARS IN THOUSANDS)
U.S. Treasuries               $1,999    6.03%     $5,449     5.53%  $      -           $      -
U.S. Government agencies           -                 500     5.33%     1,003    7.70%         -
Municipal securities               -                   -               1,260    6.99%     1,662   8.37%
Government Guaranteed
  Mortgage Backed
  Securities                       -                 743     7.25%     2,765              4,052   7.24%
Government Guaranteed &                                                         7.49%
  Private Issue CMO's              -                 592     4.71%     1,924    7.47%     5,791   6.20%
                              ------              ------              ------            -------
Total                         $1,999              $7,284              $6,952            $11,505
                              ======              ======              ======            =======

  The following table presents selected contractual maturity data for the investment securities in American Bank's portfolio at December 31, 1993.

                                                 AFTER ONE YEAR     AFTER FIVE YEARS
                            ONE YEAR OR LESS   THROUGH FIVE YEARS   THROUGH 10 YEARS   AFTER 10 YEARS
                            -----------------  -------------------  -----------------  ---------------
                             AMOUNT    YIELD    AMOUNT     YIELD     AMOUNT    YIELD   AMOUNT   YIELD
                            --------  -------  ---------  --------  --------  -------  -------  ------
                                                     (DOLLARS IN THOUSANDS)
U.S. Treasuries               $2,000    5.53%     $3,009     5.83%  $      -           $     -
U.S. Government agencies           -                 500     5.32%     1,006    7.39%        -
Municipal securities               -                   -                 917    7.07%        -
Government Guaranteed
  Mortgage Backed
  Securities                       -               1,102     7.86%       553    8.85%    5,351   8.73%
Government Guaranteed &
  Private Issue CMO's              -                 367     5.21%     1,941    6.75%    3,640   6.55%
                              ------              ------              ------            ------
Total                         $2,000              $4,978              $4,417            $8,991
                              ======              ======              ======            ======

  See Note 2 to American Bank's Financial Statements appearing elsewhere in this Proxy Statement-Prospectus for information concerning the amortized cost and estimated fair values of American Bank's investment securities at December 31, 1993 and 1992.

LOANS.

  American Bank engages in real estate lending through real estate construction and mortgage loans, and commercial and consumer lending. The lending activities of American Bank are guided by the basic lending policy established by its Board of Directors. Each loan is evaluated based on, among other things, character and leverage capacity of the borrower, capital and investment in a particular property, if applicable, cash flow, collateral, market conditions for the borrower's business or project and prevailing economic trends and conditions.

  The following table sets forth the type and amount of loans outstanding as of the dates indicated:

                           SEPTEMBER 30,       DECEMBER 31,
                           --------------  --------------------
                                1994         1993       1992
                           --------------  ---------  ---------
                                 (DOLLARS IN THOUSANDS)
Commercial/Industrial          $ 5,449     $ 5,686    $ 5,053
Commercial Real Estate          18,249      16,823     12,896
Residential Real Estate         26,337      25,341     18,247
Consumer/Installment             4,296       4,679      5,154
Unearned Discount                   (2)         (3)       (10)
Other                               33          63         47
                               -------     -------    -------
Total loans                    $54,362     $52,589    $41,387
                               =======     =======    =======

          Except as otherwise set forth in the table above, as of September 30, 1994, American Bank did not have any concentration of loans in any particular industry exceeding 10% of total outstanding loans. A concentration is defined as amounts loaned to a multiple number of borrowers engaged in similar activities, which would cause them to be similarly impacted by economic or other conditions, where the amount exceeds 10% of total outstanding loans.

          At September 30, 1994, loans were $54,362,000, as compared to $52,589,000 at December 31, 1993 and $41,387,000 at December 31, 1992. Average
loans have increased over these periods as well, from $38,468,000 and $46,777,000, respectively, for 1992 and 1993, to $52,994,000 for the nine months ended September 30, 1994. These increases in the amount of outstanding loans are attributable principally to increased loan demand in the market served by American Bank as the local economy strengthened. American Bank's average loan to deposit ratio was 53.9% during the first nine months of 1994 as compared to 47.9% and 63.2% during 1993 and 1992, respectively. The increases are primarily the product of increased loan demand.

          At September 30, 1994, residential real estate, commercial real estate and commercial/industrial loans comprised approximately 48%, 34% and 10% respectively, of total outstanding loans. This compares to 48%, 32% and 11% categorized as residential real estate, commercial real estate and commercial/industrial loans, respectively, at December 31, 1993 and 44%, 31% and 12% categorized as residential real estate, commercial real estate and commercial/industrial loans, respectively, at December 31, 1992.

          The following table provides information concerning loan portfolio maturity as of December 31, 1993. Loan portfolio maturity by type of loan as presented in the table above is not readily available.

                          (Dollars in thousands)

ONE YEAR OR LESS
     Floating interest rate            $ 1,682
     Fixed interest rate                 6,724
AFTER ONE YEAR THROUGH FIVE YEARS:
     Floating interest rate              4,525
     Fixed interest rate                10,457
AFTER FIVE YEARS:
     Floating interest rate              6,384
     Fixed interest rate                22,817
                                       -------
TOTAL                                  $52,589
                                       =======

NONACCRUAL, PAST DUE AND MODIFIED LOANS.

          The performance of American Bank's loan portfolio is evaluated regularly by Senior Management and the Board of Directors. Interest on loans is accrued monthly as earned. A loan is generally placed on nonaccrual status when principal or interest is past due 90 days or more, except when management determines the loan remains likely to be fully collectible. Upon being placed on nonaccrual status, the accrual of income from a loan is discontinued and previously accrued but unpaid interest is reversed against income. Each loan that is 90 days or more past due is evaluated to determine its collectibility and the adequacy of its collateral.

          The following table sets forth the amount of American Bank's nonperforming loans (nonaccrual loans and loans past due 90 days or more and still accruing interest) and loans with modified terms as of the dates indicated:

                                              SEPTEMBER 30,      DECEMBER 31,
                                              -------------  --------------------
                                                  1994         1993       1992
                                              -------------  ---------  ---------
Nonaccrual loans                                   $124,028   $818,000   $478,000
Loans past due 90 days or more and
  still accruing interest                            86,854     51,197    141,000
Renegotiated debt, still accruing interest                -    317,000    783,000

          As a percent of total loans, loans past due 90 days or more and not on nonaccrual status were .16% at September 30, 1994, compared to .10% and .34% of total loans at December 31, 1993 and 1992. Nonaccrual loans were .23% of total loans at September 30, 1994, 1.56% at year-end 1993 and 1.15% at year-end 1992. Loans with modified terms represented 0% of total loans at September 30, 1994, compared to .60% and 1.89% respectively, at December 31, 1993 and 1992. If loans classified as nonperforming at September 30, 1994 and year-end 1993 and 1992 had performed in accordance with their original terms, interest income would not have increased by material amounts. Income recognized on nonaccrual loans was not material during these periods.

          At September 30, 1994, American Bank had three loans in the amount of $124,028 on nonaccrual status, each of which is secured by real estate. One of these loans, in the amount of $6,764, subsequently has become current and returned to accrual status.

          As of September 30, 1994, American Bank was not aware of any other loans where known information about possible credit problems of the borrower caused management to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms. American Bank's primary regulators and internal auditors review the loan portfolio as part of their regular examinations and their assessment of specific credits, based on information available to them at the time of their examination, may affect the level of American Bank's non-performing loans. Additionally, the loan portfolio is regularly monitored by Senior Management and the Board. Accordingly, there can be no assurance that other loans will not be placed on nonaccrual, become 90 days or more past due, or have terms modified in the future.

          In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" ("SFAS 114"). This standard requires the measurement of certain impaired loans based on the present value of expected future cash flows discounted at the loan's effective interest rate. Adoption of this new standard is required for fiscal years beginning after December 15, 1994.

American Bank will adopt this statement beginning January 1, 1995. The effect of adopting SFAS 114 on American Bank's financial statements has not yet been determined, but is not expected to be material.

ALLOWANCE FOR LOAN LOSSES.

          A certain degree of risk is inherent in the extension of credit. Management has credit policies in place to monitor and attempt to control the level of loan losses and nonperforming loans. One product of American Bank's credit risk management is the maintenance of the allowance for loan losses at a level considered by management to be adequate to absorb estimated known and inherent losses in the existing portfolio, including commitments and standby letters of credit. The allowance for loan losses is established through charges to operations in the form of provisions for loan losses.

          The allowance is based upon a regular review of current economic conditions, which might affect a borrower's ability to pay, underlying collateral values, risk in and the composition of the loan portfolio, prior loss experience and industry averages. In addition, American Bank's primary regulators, as an integral part of their examination process, periodically review American Bank's allowance for loan losses and may recommend additions to the allowance based on their assessment of information available to them at the time of their examination. Loans that are deemed to be uncollectible are charged-off and deducted from the allowance. The provision for loan losses and recoveries on loans previously charged-off are added to the allowance.

          The following table sets forth American Bank's loan loss experience and certain information relating to its allowance for loan losses as of the dates and for the periods indicated.

                                          NINE MONTHS ENDED
                                            SEPTEMBER 30,      YEAR ENDED DECEMBER 31,
                                          ------------------  -------------------------
                                                 1994             1993         1992
                                          ------------------  ------------  -----------
                                                     (DOLLARS IN THOUSANDS)
Average net loans outstanding                    $52,994        $46,777       $38,468
Balance of allowance for credit losses
  at beginning of period                             885          1,215         1,245
Charge offs:
     Commercial loans                                (14)          (327)         (107)
     Consumer loans                                   (9)           (13)          (15)
Recoveries                                           223              9            92
                                                 -------        -------       -------
Net recoveries (charge-offs)                         200           (331)          (30)
                                                 -------        -------       -------
Provisions charged to expense                       (370)             -             -
                                                 -------        -------       -------
Balance of allowance for credit losses
  at end of period                               $   715        $   885       $ 1,215
                                                 =======        =======       =======
Ratio of net charge-offs to average
  loans outstanding                                 (.38)%         0.71%         0.10%

          The allowance for loan losses was $715,000 or 1.32% of average loans, $885,000 or 1.89% of average loans, and $1,215,000 or 3.16% of average loans at September 30, 1994, December 31, 1993 and December 31, 1992, respectively. Net charged-off loans during this period were $(200,000) during the first nine months of 1994, compared to $331,000 and $40,000 in 1993 and 1992, respectively. The allowance for credit losses should not be interpreted as an indication of future charge-off trends.

          Management believes that the allowance for loan losses at September 30, 1994 was adequate to absorb the known and inherent risks in the loan portfolio at that time. However, no assurance can be given that future changes in economic conditions that might adversely affect American Bank's principal market area, borrowers or collateral values, and other circumstances will not result in increased losses in American Bank's loan portfolio in the future.

          Although American Bank does not normally allocate the allowance for loan losses to specific loan categories, an allocation has been made for purposes of this discussion as set forth below. The following table sets forth the approximate dollar amount of the allowance for loan losses allocable to the stated loan categories, and the percent of total loans in each such category for the periods presented.


               NINE MONTHS ENDED
                 SEPTEMBER 30,          YEAR ENDED DECEMBER 31,
               ------------------  ---------------------------------
                      1994              1993              1992
               ------------------  ---------------  ----------------
                ALLOW.     LOAN    ALLOW.   LOAN    ALLOW.    LOAN
               --------  --------  ------  -------  -------  -------
                               (DOLLARS IN THOUSANDS)
Commercial         $ 70    43.59%    $120   42.80%   $  241   43.36%
Real Estate           1    48.45%       4   48.18%        7   44.08%
Installment           1     7.96%       8    9.02%       31   12.56%
Unallocated         643               753               936
                   ----   ------     ----  ------    ------  ------
                   $715   100.00%    $885  100.00%   $1,215  100.00%
                   ====   ======     ====  ======    ======  ======

   The allocation of the allowance for loan losses should not be interpreted as an indication of future credit trends or that losses will occur in these amounts or proportions. Furthermore, the portion allocated to each loan category is not the total amount available for future losses that might occur within such categories, since even on the above basis there is a substantial unallocated portion of the allowance, and the total allowance is a general allowance applicable to the entire portfolio.

   In determining the adequacy of the allowance for credit losses, management considers such factors as known problem loans, evaluations made by bank regulatory agencies and an independent firm retained to perform loan reviews, assessment of economic conditions, concentrations and other appropriate data in order to identify the risks in the portfolio. The adequacy of the allowance is evaluated by applying a combination of specific reserves and a percentage formula for graded loans and at least 1% of ungraded commercial and installment loans. If, following a review of the allowance, the allowance is determined to be inadequate or excessive, the amount of the allowance is adjusted accordingly.

DEPOSITS.

   Deposits are the primary source of funding for American Bank's earning assets. Total deposits at September 30, 1994 and at the end of 1993 and 1992 were approximately $82,244,000, $86,218,000, and $78,983,000, respectively.
Time certificates of deposit of $100,000 or more, which were approximately $4,115,000 at September 30, 1994 and $3,969,000 at December 31, 1993, had
remaining maturities as follows:

                                                 SEPTEMBER 30, 1994    DECEMBER 31, 1993
                                                 -------------------  -------------------
MATURING WITHIN:                                           (DOLLARS IN THOUSANDS)
     Three months or less                              $ 3,001              $ 2,858
     Over three months to six months                       618                  499
     Over six months to twelve months                      269                  300
     Over twelve months                                    227                  312
                                                       -------              -------
          Total                                        $ 4,115              $ 3,969
                                                       =======              =======

     Average deposit balances are summarized for the periods indicated:

                                    NINE MONTHS ENDED
                                      SEPTEMBER 30,              YEAR ENDED DECEMBER 31,
                                    ------------------   ---------------------------------------
                                               AVERAGE              AVERAGE              AVERAGE
                                     1994       RATE      1993       RATE      1992       RATE
                                    -------    -------   -------    -------   -------    -------
                                                      (DOLLARS IN THOUSANDS)
Demand deposits                     $14,595     0.00%    $13,061     0.00%    $11,301     0.00%
Money market demand                  12,667     2.62%     12,949     2.36%     13,081     3.03%
Savings and other interest-
   bearing demand deposits           28,685     2.10%     25,175     2.26%     23,904     2.81%
Time Deposits                        29,053     3.30%     27,621     3.49%     29,084     4.73%
                                    -------              -------              -------
   Total                            $85,000     2.60%    $78,806     2.80%    $77,370     3.70%
                                    =======              =======              =======

   At September 30, 1994 and December 31, 1993, American Bank had no brokered deposits.

INTEREST RATE SENSITIVITY.

   Interest rate risk is the potential impact of changes in interest rates on net interest income and results from disparities in repricing opportunities of assets and liabilities over a period of time. Management estimates the effects of changing interest rates and various balance sheet strategies on the level of net interest income. Management may alter the mix of floating- and fixed-rate assets and liabilities, change pricing schedules, and adjust maturities through sales and purchases of securities available for sale as a means of limiting interest rate risk.

   The degree of interest rate sensitivity is not equal for all types of assets and liabilities. American Bank's experience has indicated that the repricing of interest-bearing demand, savings and money market accounts does not move with the same magnitude as general market rates. Additionally, these deposit categories, along with non-interest demand, have historically been stable sources of funds to American Bank, which indicates a much longer implicit maturity than their contractual availability. American Bank's cumulative gap to total assets at September 30, 1994 was 2.55% within the three-month period. A positive gap implies that earnings would increase in a rising interest rate environment and decrease in a falling interest rate environment.

LIQUIDITY.

   American Bank seeks to manage its liquidity position to attempt to ensure that sufficient funds are available to meet customers' needs for borrowing and deposit withdrawals. Liquidity is derived from both the asset and liability sides of the balance sheet. Asset liquidity arises from the ability to convert assets to cash and self-liquidation or maturity of assets. Liquid asset balances include cash, interest-bearing deposits with financial institutions, short-term investments and federal funds sold. Liability liquidity arises from a diversity of funding sources as well as from the ability of American Bank to attract deposits of varying maturities. If American Bank were limited to only one source of funding or all its deposits had the same maturity, its liquidity position would be adversely impacted.

   American Bank's funding source is primarily its deposit base which is comprised of interest-bearing and noninterest-bearing accounts, augmented through federal funds purchased, securities sold under repurchase agreements and other short-term borrowings, which are interest-bearing. American Bank's non-interest bearing demand deposits are, by their very nature, subject to withdrawal upon demand. Declines in one form of funding source require American Bank to obtain funds from another source. If American Bank were to experience a decline in noninterest-bearing demand deposits and was to have a significant increase in loan volume without a commensurate increase in such deposits, it would utilize alternative sources of funds, probably at higher cost, to maintain its liquidity and to meet its loan funding needs. This would place downward pressure on American Bank's net interest margin and might have a negative impact on American Bank's liquidity position.

   American Bank's liquidity expressed as a percentage of net liquid assets to net liabilities was 28.55% and 36.72% at September 30, 1994 and December 31, 1993, respectively. The decreased percentage at September 30, 1994 was due to American Bank's adoption of SFAS 115, effective January 1, 1994. Under SFAS 115, securities classified as held-to-maturity are not included in net liquid assets.

CAPITAL ADEQUACY.

   At September 30, 1994, American Bank's total shareholders' equity was $9,278,000, an increase of 26.1% from $7,355,000 at December 31, 1993. Book value per common share is presented in the table below.

                               SEPTEMBER 30,        DECEMBER 31,
                               -------------  ------------------------
                                   1994            1993         1992
                               -------------  --------------  --------
                             (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
Shares outstanding                   484             484         484
Shareholders' equity              $9,278          $7,355      $6,142
Book value per common share       $19.17          $15.20      $12.69

          Adequate levels of capital are necessary over time to sustain growth and absorb losses. In the case of banks and bank holding companies, capital levels must also meet minimum regulatory requirements. All risk-based and other capital ratios improved from year-end 1992 to 1993 and from year-end 1993 to September 30, 1994, and remain well above regulatory minimums. At September 30, 1994, Tier I capital was 19.14% of risk-weighted assets and total capital was 20.40% of risk-weighted assets, compared to the regulatory minimums of 4.0% and 8.0%, respectively. American Bank's regulatory leverage ratio, which compares Tier I capital to adjusted total assets, was 10.49% at September 30, 1994, compared to the regulatory minimum of 4.0%. Under present regulations, American Bank was classified as "well-capitalized" based upon its capital ratios at September 30, 1994 and December 31, 1993 and 1992. The following table sets forth American Bank's risk based capital and capital ratios at September 30, 1994 and year-end 1993 and 1992.

                                                                                   REGULATORY
                                               SEPTEMBER 30,     DECEMBER 31,       MINIMUM
                                               -------------  ------------------  -----------
                                                1994           1993       1992
                                               -------        -------    -------
                                                     (DOLLARS IN THOUSANDS)
Capital:
 Tier I                                         $ 9,694       $ 7,353    $ 6,187
 Tier II                                            634           664        599
                                                -------       -------    -------

 Total capital                                  $10,328       $ 8,017    $ 6,786

Risk-weighted assets                            $50,634       $52,878    $47,299
Ratios:
 Tier I capital to risk-weighted assets           19.14%        13.91%     13.08%       4.0%
 Tier II capital to risk-weighted assets           1.25%         1.26%      1.27%         -
   Total capital to risk-weighted assets          20.40%        15.16%     14.35%       8.0%
 Leverage Ratio                                   10.49%         8.32%      7.09%       4.0%

 VALIDITY OF SHARES

          The validity of the shares of Hibernia Common Stock offered hereby has been passed upon for Hibernia by Patricia C. Meringer, Associate Counsel and Secretary of Hibernia. As of the date of this Proxy Statement-Prospectus, Ms. Meringer owned no shares of Hibernia Common Stock and held options to purchase 15,716 shares of Hibernia Common Stock, which options are not currently exercisable.

                                    EXPERTS

          The consolidated financial statements of Hibernia incorporated in this Proxy Statement-Prospectus by reference from Hibernia's Annual Report on Form 10-K for the year ended December 31, 1993 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated herein by reference, and have been so incorporated by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing. The consolidated financial statements referred to above have been restated in a Current Report on Form 8-K to give effect to four mergers consummated during the third quarter of 1994 and accounted for as poolings of interests.

          The consolidated financial statements of Hibernia for the year ended December 31, 1993, restated to give effect to four mergers consummated during the third quarter of 1994 and accounted for as poolings of interests, incorporated in this Proxy Statement-Prospectus by reference from Hibernia's Current Report on Form 8-K dated October 11, 1994 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference, which is based in part on the reports of the following independent auditors -- Arthur Andersen LLP; KPMG Peat Marwick LLP; Roger C. Parker; and Castaing, Hussey & Lolan. The consolidated financial statements referred to in this paragraph incorporated by reference in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

          The audited consolidated financial statements of American Bank as of December 31, 1993 and 1992 and for each of the years in the two-year period ended December 31, 1993 contained in this Proxy Statement-Prospectus have been audited by Arthur Andersen LLP, certified public accountants, as set forth in their report contained therein, and have been included herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS
                                       OF
                                 AMERICAN BANK

                                                 Page
                                                 ----

Report of Independent Public Accountant........  F-2

Balance Sheets as of
     December 31, 1993 and 1992
     and September 30, 1994....................  F-3

Statements of Income for
     the Years Ended December 31, 1993
     and 1992 and the Nine
     Months ended September 30, 1994 and 1993..  F-5

Statements of Shareholders'
     Equity for the Years Ended
     December 31, 1993 and 1992
     and the Nine Months ended
     September 30, 1994........................  F-6

Statements of Cash Flows for
     the Years Ended December 31, 1993
     and 1992 and the Nine
     Months ended September 30, 1994 and 1993..  F-7

Notes to Financial Statements..................  F-8

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Shareholders and Board of Directors of American Bank:

We have audited the accompanying balance sheets of American Bank (a Louisiana corporation) as of December 31, 1993 and 1992, and the related statements of income, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Bank as of December 31, 1993 and 1992, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

As discussed in Note 5 to the financial statements, the Bank changed its method of accounting for income taxes as of January 1, 1993.


                                                            Arthur Andersen LLP



New Orleans, Louisiana,
April 15, 1994

                                 BALANCE SHEETS
                                 --------------

                        AS OF DECEMBER 31, 1993 AND 1992
                        --------------------------------
                             AND SEPTEMBER 30, 1994
                             ----------------------

                             (Dollars in Thousands)


                                     ASSETS
                                     ------



                                             (Unaudited)
                                            September 30,
                                                 1994         1993       1992
                                            --------------  ---------  ---------
CASH AND DUE FROM BANKS                           $ 4,373    $ 4,286    $ 5,206
FEDERAL FUNDS SOLD                                  3,400     13,400      8,600
INTEREST BEARING DEPOSITS IN
  OTHER BANKS                                         128        157         77
INVESTMENTS (Market value of $20,893
  in 1993 and $26,948 in 1992)                     27,740     20,386     26,181
     Net Unrealized Loss                             (629)         _          _
LOANS                                              54,362     52,589     41,387
                                                     (715)      (885)    (1,215)
 Less: Reserve for possible loan losses          -------    -------    -------
                                                   53,647     51,704     40,172
Net loans                                           2,537      2,738      2,709
BANK PREMISES AND EQUIPMENT                           394        815      2,633
OTHER REAL ESTATE, net                                554        482        526
ACCRUED INTEREST RECEIVABLE                           555        170        178
                                                  -------    -------    -------
OTHER ASSETS                                      $92,699    $94,138    $86,282
                                                  =======    =======    =======
       Total assets



   The accompanying notes are an integral part of these financial statements.

                                 BALANCE SHEETS
                                 --------------

                        AS OF DECEMBER 31, 1993 AND 1992
                        --------------------------------
                             AND SEPTEMBER 30, 1994
                             ----------------------

          (Dollars in Thousands, Except Par Value and per Share Data)



                      LIABILITIES AND SHAREHOLDERS' EQUITY
                      ------------------------------------



                                                         (Unaudited)
                                                        September 30,
                                                             1994         1993      1992
                                                        --------------  --------  --------
DEPOSITS:
 Non-interest bearing                                         $13,948    $18,158   $13,340
 Interest bearing                                              68,296     68,060    65,643
                                                              -------    -------   -------
  Total deposits                                               82,244     86,218    78,983
ACCRUED INTEREST AND OTHER                                      1,177        565     1,157
 LIABILITIES                                                  -------    -------   -------
                                                               83,421     86,783    80,140
  Total liabilities                                           -------    -------   -------
COMMITMENTS AND CONTINGENCIES                                       -          -         -
SHAREHOLDERS' EQUITY:
 Common stock, $1 par value, 1,000,000 shares
   authorized, 484,000 shares issued and outstanding              484        484       484
Surplus                                                         3,516      3,516     3,516
Undivided profits                                               5,278      3,355     2,142
                                                              -------    -------   -------
  Total shareholders' equity                                    9,278      7,355     6,142
                                                              -------    -------   -------
  Total liabilities and shareholders' equity                  $92,699    $94,138   $86,282
                                                              =======    =======   =======


   The accompanying notes are an integral part of these financial statements.

                              STATEMENTS OF INCOME
                              --------------------

                 FOR THE YEARS ENDED DECEMBER 31, 1993 AND 1992
                 ----------------------------------------------
             AND THE NINE MONTHS ENDED SEPTEMBER 30, 1994 AND 1993
             -----------------------------------------------------

                 (Dollars in Thousands, Except Per Share Data)

                                                               (Unaudited)
                                                               Nine Months
                                                           Ended September 30,    Year Ended December 31,
                                                          ---------------------  -------------------------
                                                             1994       1993         1993         1992
                                                          ----------  ---------  ------------  -----------
INTEREST INCOME:
  Interest and fees on loans                                $ 3,972     $3,755        $4,705       $4,360
  Interest on investments-
    United States Treasury and agencies                         347        474           586          763
    Mortgage-backed securities                                  754        933         1,170        1,487
    Other investments                                            75         11            21            -
  Interest on Federal funds sold                                179         95           125          159
  Interest on deposits with other banks                           4          4             6            4
                                                            -------     ------        ------       ------
      Total interest income                                   5,331      5,272         6,613        6,773
                                                            -------     ------        ------       ------
INTEREST ON DEPOSITS                                          1,407      1,539         1,851        2,453
                                                            -------     ------        ------       ------
NET INTEREST INCOME                                           3,924      3,733         4,762        4,320
PROVISION FOR POSSIBLE LOAN LOSSES                             (370)         -             -            -
                                                            -------     ------        ------       ------
NET INTEREST INCOME AFTER PROVISION
  FOR POSSIBLE LOAN LOSSES
                                                              4,294      3,733         4,762        4,320
                                                            -------     ------        ------       ------
NON-INTEREST INCOME:
  Service charges on deposit accounts                           473        484           625          672
  Other income                                                  356        166           555          654
                                                            -------     ------        ------       ------
      Total non-interest income                                 829        650         1,180        1,326
                                                            -------     ------        ------       ------
GAIN ON SALE OF SECURITIES                                    1,346          5             5           84
                                                            -------     ------        ------       ------
NON-INTEREST EXPENSE:
  Salaries and employee benefits                              1,329      1,313         1,559        1,379
  Occupancy expense                                             226        215           285          258
  Other operating expense                                     1,452      1,466         2,384        2,670
                                                            -------     ------        ------       ------
      Total non-interest expense                              3,007      2,994         4,228        4,307
                                                            -------     ------        ------       ------
INCOME BEFORE INCOME TAXES                                    3,462      1,394         1,719        1,423
PROVISION FOR INCOME TAXES:
  Current                                                    (1,123)      (438)         (347)        (422)
  Deferred                                                        -          -          (161)           -
                                                            -------     ------        ------       ------
INCOME BEFORE CUMULATIVE EFFECT OF
  ACCOUNTING CHANGE                                           2,339        956         1,211        1,001
                                                            -------     ------        ------       ------
CUMULATIVE EFFECT OF ACCOUNTING CHANGE                            -         61            50            -
                                                            -------     ------        ------       ------
NET INCOME                                                  $ 2,339     $1,017        $1,261       $1,001
                                                            =======     ======        ======       ======
EARNINGS PER SHARE:
  Income before cumulative effect of accounting change        $4.83      $1.98         $2.50        $2.07
  Cumulative effect of accounting change                          -       0.12          0.10            -
                                                            -------     ------        ------       ------
  Net income per share                                        $4.83      $2.10         $2.60        $2.07
                                                            =======     ======        ======       ======

   The accompanying notes are an integral part of these financial statements.

                       STATEMENTS OF SHAREHOLDERS' EQUITY
                       ----------------------------------

                 FOR THE YEARS ENDED DECEMBER 31, 1993 AND 1992
                 ----------------------------------------------
                  AND THE NINE MONTHS ENDED SEPTEMBER 30, 1994
                  --------------------------------------------

                 (Dollars in Thousands, Except per Share Data)



                                               Common Stock
                                             ---------------              Undivided
                                              Shares   Amount   Surplus    Profits
                                             -------   ------   -------   ---------
BALANCE, December 31, 1991                    484,000   $484     $3,516     $1,141
 Net income                                         -      -          -      1,001
                                              -------   ----     ------     ------
BALANCE, December 31, 1992                    484,000    484      3,516      2,142
                                              -------   ----     ------     ------
 Net income                                         -      -          -      1,261
 Dividends declared
   ($0.10 per share)                                -      -          -        (48)
                                              -------   ----     ------     ------
BALANCE, December 31, 1993                    484,000    484      3,516      3,355
                                              -------   ----     ------     ------
 Net income through September 30, 1994/*/           -      -          -      2,339
 Net change in investment securities          -------   ----     ------     ------
   market valuation - net of tax*
                                                    -      -          -       (416)
                                              -------   ----     ------     ------
BALANCE, September 30, 1994*                  484,000   $484     $3,516     $5,278
                                              =======   ====     ======     ======

- ---------------------

*  Unaudited information

   The accompanying notes are an integral part of these financial statements

                            STATEMENTS OF CASH FLOWS
                            ------------------------

                 FOR THE YEARS ENDED DECEMBER 31, 1993 AND 1992
                 ----------------------------------------------
             AND THE NINE MONTHS ENDED SEPTEMBER 30, 1994 AND 1993
             -----------------------------------------------------

                             (Dollars in Thousands)

                                                               (Unaudited)
                                                               Nine Months
                                                            Ended September 30,  Year Ended December 31,
                                                           --------------------  ---------------------
                                                             1994       1993        1993       1992
                                                           ---------  ---------  ----------  ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                               $  2,339   $  1,017    $  1,261    $ 1,001
  Adjustments to reconcile net income to
    net operating cash flows-
    Depreciation                                                256        170         227        209
    Provision for other real estate losses                        -        355         555        911
    Gains on sales of other real estate                         (48)      (147)       (151)      (105)
    Decrease in accrued interest receivable and other           (67)      (123)         52        123
     assets
    (Decrease) increase in accrued interest payable             402       (368)       (592)       406
      and other liabilities                                  (1,346)        (5)         (5)       (84)
    Gain on sale of securities
    Net accretion of discount or amortization of                 18          5           3         45
     premium                                               --------   --------    --------    -------
      on investments
      Net operating cash flows                             $  1,554   $    904       1,350      2,506
                                                           --------   --------    --------    -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of investment securities                        (12,602)    (8,602)     (8,663)    (7,792)
  Proceeds from maturities of investment securities           5,161      9,252      11,960     13,433
  Proceeds from sales of investment securities                  500      2,500       2,500        614
  Net cash increase in loans                                 (1,095)   (10,156)    (11,452)    (4,868)
  Increase in Federal funds sold                             10,000      6,600      (4,800)    (5,600)
  Additions to bank premises and equipment                      (25)      (247)       (256)      (315)
  Proceeds from sales of other real estate                      541      1,299       1,334      1,253
  (Increase) decrease in interest bearing deposits with
    other banks                                                  29   $    (81)        (80)         7
                                                           --------   --------    --------    -------
      Net investing cash flows                             $  2,509   $    565      (9,457)    (3,268)
                                                           --------   --------    --------    -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase in non-interest bearing deposits                  (4,267)      (701)      4,818      1,861
  Increase in interest bearing deposits other than
    certificates of deposit                                  (2,200)      (463)      4,323      2,689
  Decrease in certificates of deposit                         2,491     (1,752)     (1,906)    (1,976)
  Dividends paid                                                  -          -         (48)         -
                                                           --------   --------    --------    -------
      Net financing cash flows                             $ (3,976)  $ (2,916)      7,187      2,574
                                                           --------   --------    --------    -------
NET INCREASE (DECREASE) IN CASH AND
  DUE FROM BANKS                                                 87     (1,447)       (920)     1,812
CASH AND DUE FROM BANKS AT BEGINNING                          4,286      5,206       5,206      3,394
 OF YEAR                                                   --------   --------    --------    -------
CASH AND DUE FROM BANKS AT END OF YEAR                     $  4,373   $  3,759    $  4,286    $ 5,206
                                                           ========   ========    ========    =======
CASH INTEREST EXPENSE PAID                                 $  1,350   $  1,485    $  1,897    $ 2,595
                                                           ========   ========    ========    =======
CASH INCOME TAXES PAID                                     $    821   $    785    $    860    $    25
                                                           ========   ========    ========    =======

   The accompanying notes are an integral part of these financial statements.

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                           DECEMBER 31, 1993 AND 1992
                           --------------------------

                 (Dollars in Thousands, Except per Share Data)


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
    ------------------------------------------

The accounting principles and reporting policies of the Bank conform with generally accepted accounting principles. The more significant accounting policies used in preparing the financial statements are summarized below.

Certain reclassifications have been made to the prior period financial information in order to conform to current year presentation.

Investment Securities
- ---------------------

Securities purchased for the investment portfolio are those securities in which the bank has the intent and ability to hold on a long-term basis or until maturity and are stated at cost, adjusted for amortization of premiums and accretion of discounts. Market value for securities is determined from quoted prices or quoted prices of similar securities of comparable risk and maturity where no quoted market price exists.

Securities to be held for indefinite periods of time and not on a long-term basis or until maturity are classified as securities held for resale and are accounted for at the lower of cost or market. During 1993, the Bank sold $2,500 of its securities resulting in gross realized gains of $5 and no gross realized losses. During 1992, the Bank sold $530 of its securities resulting in gross realized gains of $84 and no gross realized losses. As of December 31, 1993 there were no securities held for resale.

In May, 1993, the Financial Accounting Standards Board (FASB) issued Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This standard addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. Adoption of the new standard is required for fiscal years beginning after December 15, 1993. The Bank will adopt this statement on January 1, 1994. After reviewing the investment portfolio, the Bank intends to classify investments with book value of $11,464 as "Available for Sale" which will have an effect of increasing stockholders' equity to the extent market value of the securities exceeds book value on January 1, 1994, net of tax. As of December 31, 1993, this effect would be a $129 increase in stockholders' equity, net of tax. Under current regulatory guidelines (which are subject to change), this effect is excluded from regulatory capital. In deciding which securities to classify as "Available for Sale" as of January 1, 1994, management followed SFAS No. 115 criteria and considered securities which may be sold in the future in response to changes in interest rates, liquidity requirements and other factors. The Bank does not engage in trading activities related to any of its investment securities.

Interest earned on investment securities is included in interest income. Amortization of premiums and accretion of discounts are computed using the interest method. The adjusted cost of the specific security sold is used to compute the gain or loss on the sale of an investment security. Such gains and losses are shown separately as a component of other income in the statements of income.

Loans
- -----

Loans are stated at the principal balance outstanding less unearned discount on consumer loans. Interest on loans, other than consumer loans, is recognized as income based on the principal balance outstanding. Interest on certain consumer loans is recognized as income over the term of the loan using the sum-of-the-months-digits method, which approximates the interest method. Loans are placed on non-accrual status when, in the opinion of management, there exists sufficient uncertainty as to the collectibility of the contractual interest. Income is recorded on a cash basis for non-accrual loans.

Provision and Reserve for Possible Loan Losses
- ----------------------------------------------

The provision for possible loan losses charged to operating expense is determined by management based on a review of the Bank's past loan loss experience and an evaluation of the quality of the current loan portfolio. The reserve for possible loan losses is based upon estimates, and ultimate losses may vary from the current estimates. These estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the period in which they become known.

Bank Premises and Equipment
- ---------------------------

Bank premises and equipment are stated at cost, less accumulated depreciation. Depreciation expense is computed primarily on a straight-line basis over the estimated useful lives of the depreciable assets. Maintenance and repairs are charged to operating expense, and gains or losses on dispositions are reflected currently in the statement of income.

Income Taxes
- ------------

Income taxes are accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, which was adopted by the Bank on January 1, 1993. Under this statement, deferred income taxes are provided for by the liability method (Note 5).

Other Real Estate
- -----------------

Real estate and other assets acquired through foreclosure are stated at the lower of the loan balance or fair value (less estimated costs to sell) of the asset. The initial excess of the loan balance over the fair value of the asset is charged to the reserve for possible loan losses. Subsequent declines in value of the assets below their carrying values are reflected in earnings in the period the decline is noted. During 1992, management established a reserve for possible declines in value of other real estate and to provide for estimated disposal costs. The reserve was approximately $100 and $281 at December 31, 1993 and 1992, respectively. Revenues and expenses associated with owning and operating other real estate and gains and losses on disposition of such assets are recorded in income in the period incurred. Writedowns of other real estate of $555 and $911 in 1993 and 1992, respectively, were included in other operating expense in the accompanying financial statements.

Earnings Per Share
- ------------------

Earnings per share is computed using the weighted average number of shares outstanding of 484,000 shares during each of the periods.

New Financial Accounting Standards
- ----------------------------------

In December 1990 the FASB issued SFAS No. 106. This statement, which is effective for fiscal years beginning after December 15, 1994, requires recognition of estimated future post retirement costs over employees' periods of service. The Bank offers no post-retirement benefits to its employees. SFAS No. 107, issued by the FASB during 1991, requires disclosure of fair value information for financial instruments. The Bank is not required to adopt this statement until the year ended December 31, 1995. SFAS No. 114, issued by the FASB during 1993, changes accounting for impaired loans. The Bank is not required to adopt this statement until January 1, 1995.

Regulatory Matters
- ------------------

During 1993, the Bank was released from an Order to Cease and Desist by the Federal Deposit Insurance Corporation (FDIC) which had been in place since 1989.

2.    INVESTMENT SECURITIES:
      ----------------------
The amortized cost and estimated market value of investment securities at December 31, were:

                                                1993
                                ------------------------------------
                                               Gross
                                             Unrealized
                                  Book    ---------------    Market
                                 Value    Gains    Losses    Value
                                --------  -----    ------   --------

U.S. Treasury                    $ 5,009     $ 89  $         $ 5,098
U.S. Government agencies:                               -
  Mortgage-backed securities       7,006      317     (23)     7,300
  Collateral mortgage              5,948       92     (33)     6,007
   obligations                     2,423       67      (2)     2,488
Other                            -------     ----    ----    -------
          Total                  $20,386     $565    $(58)   $20,893
                                 =======     ====    ====    =======


                                                1992
                                 -----------------------------------
                                               Gross
                                            Unrealized
                                  Book    ---------------    Market
                                 Value    Gains    Losses    Value
                                 ------   -----    ------    -------

U.S. Treasury                    $ 4,979     $148  $    -    $ 5,127
U.S. Government agencies:
  Mortgage-backed securities       8,572      395     (27)     8,940
  Collateral mortgage              9,720      180     (31)     9,869
   obligations                     2,910      102       -      3,012
Other                            -------     ----    ----    -------

          Total                  $26,181     $825    $(58)   $26,948
                                 =======     ====    ====    =======


The amortized cost and estimated market value of investment securities at December 31, 1993, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                        Book     Market
                                      --------  --------
Due in 1 year or less                  $ 2,000   $ 2,013
Due after 1 year through 5 years         3,509     3,583
Due after 5 years through 10 years       1,923     1,990
                                       -------   -------
         Subtotal                        7,432     7,586
Mortgage-backed securities,
 including                              12,954    13,307
  collateral mortgage obligations      -------   -------
         Total                         $20,386   $20,893
                                       =======   =======

The Bank's mortgage-backed securities and collateral mortgage obligations consist of ownership interests in pools of residential mortgages guaranteed by U.S. Government agencies with contract maturities ranging from approximately 3 to 34 years; however, the underlying mortgages are subject to significant prepayments, primarily when the contractual interest rates exceed the current market rates on similar mortgages. Based on current prepayment assumptions, the estimated average remaining life of fixed rate mortgage-backed securities and collateral mortgage obligations is approximately 4 years at December 31, 1993.

Investment securities with book values of $14,197 and $21,344 at December 31, 1993 and 1992, respectively, were pledged to secure public funds and for other purposes.

The Bank holds a $750 investment in debentures of an affiliated bank representing 12% mandatory convertible subordinated debentures of First Continental Bancshares, Inc. (FCB). The debentures were issued in 1986 and mature in 1996 with principal payment to be made with 78 shares of FCB common stock per thousand in debenture face value. There is no active market for these debentures or for the common stock into which they convert. During 1988 and 1989, a reserve equal to the cost of these debentures was recorded due to FCB's default on its then senior debt. During December, 1993, FCB and Hibernia Corporation (Hibernia) entered into a definitive agreement to merge. Under the terms of the agreement, Hibernia will redeem all of the outstanding principal and accrued interest related to FCB's outstanding debentures. The transaction is subject, among other things, to approval by FCB shareholders and certain regulatory bodies. The transaction is expected to close before the end of 1994.

The debenture agreement requires a redemption price of 105% and 103% if redeemed during the twelve month period ending November 15, 1994 and 1995, respectively. Therefore, the Bank will receive $750 of principal, all outstanding accrued interest, which approximated $503 as of December 31, 1993, and a premium of $38 if the transaction is closed before November 15, 1994.

As discussed above, the Bank has assigned no value to the FCB debentures and related accrued interest in the accompanying financial statements; therefore, the Bank will recognize income when it collects the principal, accrued interest, and related premium upon closing of the merger transaction.

3.   LOANS AND RESERVE FOR POSSIBLE LOAN LOSSES:
     ------------------------------------------

The composition of the loan portfolio at December 31, was as follows:

                                1993       1992
                              ---------  ---------
  Commercial and               $ 5,686    $ 5,053
   industrial                   25,341     18,247
  Residential real estate       16,823     12,896
  Commercial real estate         4,679      5,154
  Consumer                          63         47
  Other                        -------    -------
  Gross loans                   52,592     41,397
  Less:  Unearned discount          (3)       (10)
                               -------    -------
     Total loans               $52,589    $41,387
                               =======    =======

The Bank evaluates the credit risk of each customer on an individual basis and, where deemed appropriate, collateral is obtained. Collateral varies by individual loan customer but may include accounts receivable, inventory, real estate, equipment, deposits, personal and government guarantees, and general security agreements. Access to collateral is dependent upon the type of collateral obtained. On an on-going basis, the Bank monitors its collateral and the collateral value related to the loan balance outstanding.

Non-performing and underperforming loans at December 31, were as follows:

                                                     1993     1992
                                                    -------  -------
Loans:
 90 days or more past due, but still accruing        $   51   $  141
  interest                                              317      783
 Renegotiated loans which are not on non-accrual        818      478
 Non-accrual loans                                   ------   ------
  Total non-performing and underperforming           $1,186   $1,402
   loans                                             ======   ======

Income recognized on the cash basis for non-accrual loans in 1993 and 1992 totaled $77 and

$130, respectively. If the accrual of interest on non-accrual loans had not been suspended, the income recorded would have been approximately $79 and $75 in 1993 and 1992, respectively.

In the opinion of management, progress has been made in its credit risk management process, and only normal risk and loss potential remain in the loan portfolio. Consequently, the Bank does not anticipate significant increases in the level of non-performing assets in the foreseeable future. The current level of non-performing assets is not anticipated to have a significant adverse effect on the results of operations of the Bank.

The Bank's provision for possible loan losses charged to expense is determined in accordance with the policy described in Note 1. Transactions in the reserve for possible loan losses during 1993 and 1992 were as follows:


                                               1993      1992
                                             --------  --------
  Balance, beginning of year                  $1,215    $1,245
  Provision                                        -         -
  Losses charged to the reserve                 (339)     (122)
  Recoveries of loans previously charged-          9        92
   off                                        ------    ------
  Balance, end of year                        $  885    $1,215
                                              ======    ======


4.   BANK PREMISES AND EQUIPMENT:
     ---------------------------

Bank premises and equipment, stated at cost less accumulated depreciation, were as follows at December 31:

                                      1993      1992
                                    --------  --------
  Land                              $   768   $   768
  Buildings                           2,707     2,429
  Furniture, fixtures and             1,788     1,820
   equipment                        -------   -------
                                      5,263     5,017

  Less- Accumulated depreciation     (2,525)   (2,308)
                                    -------   -------
                                    $ 2,738   $ 2,709
                                    =======   =======

Depreciation included in occupancy expense totaled $227 in 1993 and $209 in 1992.

5.           FEDERAL INCOME TAXES:
             --------------------

Effective January 1, 1993, the Bank adopted SFAS No. 109, "Accounting for Income Taxes." The effect of adopting this statement was to increase the deferred tax asset by $50, which is reflected in the statement of income as the cumulative effect of an accounting change. Net deferred tax assets/(liabilities), which are included in other assets/(liabilities) in the balance sheets, were approximately $(23) and $88 as of December 31, 1993 and 1992, respectively. The components of the net deferred tax liability as of December 31, 1993 were as follows:

  Deferred tax assets:
     Reserve for possible loan losses    $  12
     Other real estate                     562
     Other                                  18
                                         -----
                                         $ 592
                                         -----
  Deferred tax liabilities:
     Bank premises and equipment          (576)
     Investments                           (39)
                                         -----
                                          (615)
                                         -----
       Net deferred tax liability        $ (23)
                                         =====


Under SFAS No. 109, a valuation allowance must be established against deferred tax assets if, based on all available evidence, it is more likely than not that some or all of the assets will not be realized. Based on income taxes paid during the available carryback period, a valuation allowance is not required as of December 31, 1993. Also, there are no regulatory capital restrictions related to the Bank's deferred tax assets as of December 31, 1993.

The following schedule reconciles the statutory Federal income tax rate to the effective tax rate for the years ended December 31, 1993 and 1992:

                                   1993   1992
                                   -----  -----
     Statutory tax rate            34.0%  34.0%
     Tax exempt interest income    (2.9)  (4.4)
     Non-deductible expenses        0.3    0.4
     Other                         (1.8)  (0.3)
                                   ----   ----
     Effective tax rate            29.6%  29.7%
                                   ====   ====

6.    RELATED PARTY TRANSACTIONS:
      --------------------------

In the ordinary course of business, the Bank makes loans to its directors, officers and principal shareholders. These loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other customers, and do not involve more than normal risk of collectibility or present other unfavorable features. Loans made to directors, officers and principal shareholders, including their family members and companies in which they have a significant ownership interest, are summarized as follows:

       Balance, December 31, 1992    $ 809
       Additions and new loans         197
       Repayments                     (255)
                                     -----
       Other                            (4)
                                     -----
       Balance, December 31, 1993    $ 747
                                     =====

In addition, the Bank has a number of banking relationships with other banks which have certain significant shareholders and directors in common. The most significant of these relationships relates to loan participations purchased from and sold to these banks. Participations purchased from related banks amounted to approximately $1,984 and $1,383 and participations sold totaled $2,758 and $1,867 at December 31, 1993 and 1992, respectively.

At December 31, 1993 and 1992, the Bank also had approximately $60 and $82, respectively, of deposits in related banks.

Certain data processing services are performed for the Bank by a related bank. Fees under this agreement (included in other operating expenses) were $399 and $374 in 1993 and 1992, respectively.

Certain loan processing services are performed by the Bank for a related bank. The Bank billed the related bank $284 and $201 for the years ended December 31, 1993 and 1992, respectively, effectively reducing the costs of operating the loan processing center which are included in other operating expenses in the financial statements.

Certain loan review, internal audit and consulting services are performed for the Bank by related banks. Charges for these services are included in other operating expenses and totaled $19 and $18 in 1993 and 1992, respectively.

7.  COMMITMENTS AND CONTINGENCIES:
    -----------------------------

The Bank is involved in various litigation which is routine to the nature of its business. Management believes that resolution of these matters will not result in any material adverse effect on the financial statements.

The Bank is required to maintain cash on hand and non-interest bearing balances with correspondent banks to fulfill its regulatory reserve requirements. The average required reserve was approximately $557 and $473 in 1993 and 1992, respectively.

In the normal course of business, there are various outstanding commitments to extend credit which are not reflected in the financial statements. At December 31, 1993 and 1992, outstanding commitments under standby letters of credit were approximately $567 and $447, respectively.

Additionally, in the normal course of business, there are various other commitments and contingent liabilities which are not reflected in the financial statements. Loan commitments are single-purpose commitments to lend which will be funded and reduced according to specific repayment schedules. Most of these commitments have maturities of less than one year. Total loan commitments outstanding at December 31, 1993 were approximately $3,763. Lines of credit are commitments to lend up to a specified amount for a period not to exceed one year. Amounts outstanding under lines of credit fluctuate because they are generally used to finance short-term, seasonal working capital needs of the borrower. Total unfunded lines of credit outstanding as of December 31, 1993 were approximately $2,518.

The Bank uses the same credit policies in making commitments and issuing standby letters of credit as it does for on-balance-sheet instruments. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit is based on management's credit evaluation of the counterparty. Collateral held varies but may include certificates of deposit, accounts receivable, inventory, property, plant and equipment, and income-producing properties. There are no commitments which present an unusual risk to the Bank, and no material losses are anticipated as a result of these transactions.

The principal source of liquidity for the Bank is core deposits. The Bank has none of its deposits brokered or purchased in the national market. At December 31, 1993, 6% of the Bank's interest-bearing deposits were equal to or exceeded $100. In management's opinion, funding and liquidity at the Bank is adequate to meet its current financial commitments.

8.         EMPLOYEE BENEFIT PLANS:
           ----------------------

Effective January 1, 1988, the Bank adopted a defined contribution savings plan for its employees. Under the terms of the plan, the Bank shall make a matching contribution of no less than 40% of the first 3% of the employee's compensation contributed. For 1993 and 1992, the Bank matched 40% of the first 4% and 3%, respectively, of employee contributions representing contributions of $18 and $12, respectively. In addition, the employer may make a discretionary contribution as authorized by the Board of Directors. The Bank made discretionary contributions of 60% of employee contributions for 1993 and 1992, resulting in contributions of $28 and $17, respectively.

                                   APPENDIX A


                          AGREEMENT AND PLAN OF MERGER
                                       OF
                             AMERICAN BANK OF NORCO
                                 WITH AND INTO
                             HIBERNIA NATIONAL BANK


     AGREEMENT AND PLAN OF MERGER dated as of September 19, 1994 (this "Agreement"), adopted and made between and among American Bank, a banking association organized and existing under the laws of the State of Louisiana ("American Bank"), Hibernia National Bank ("HNB") and Hibernia Corporation ("Hibernia").

     American Bank is a Louisiana banking association duly organized and existing under the laws of the State of Louisiana and has its registered office at 22 Apple Street, Norco, Louisiana 70079-2214. The presently authorized capital stock of American Bank consists solely of 1,000,000 shares of common stock of the par value of $1.00 each ("American Bank Common Stock") and 500 shares of preferred stock of the par value of $1,000 each ("American Bank Preferred Stock"). As of June 30, 1994, 484,000 shares of American Bank Common Stock had been issued, 484,000 shares of American Bank Common Stock were outstanding, and no shares of American Bank Common Stock were held in American Bank's treasury. As of June 30, 1994, no shares of American Bank Preferred Stock had been issued or were outstanding. All outstanding shares of American Bank Common Stock have been duly issued and are validly outstanding, fully paid and nonassessable. The foregoing are the only voting securities of American Bank authorized, issued, or outstanding, and there are no existing options, warrants, calls, or commitments of any kind obligating American Bank to issue any share of its capital stock or any other security of which it is or will be the issuer. None of the shares of American Bank's capital stock has been issued in violation of preemptive rights of shareholders.

     Hibernia is a corporation duly organized and existing under the laws of the State of Louisiana; has its registered office at 313 Carondelet Street, New Orleans, Louisiana 70130; and is a bank holding company within the meaning of the Bank Holding Company Act. Hibernia owns all of the issued and outstanding shares of capital stock of HNB. The presently authorized capital stock of Hibernia is 300,000,000 shares, consisting of 100,000,000 shares of preferred stock, no par value, and 200,000,000 shares of Class A voting common stock, no par value (the Class A voting common stock being referred to hereinafter as "Hibernia Common Stock"). As of June 30, 1994, no shares of Hibernia's preferred stock were outstanding, 83,717,760 shares of Hibernia Common Stock were outstanding, and no shares of Hibernia Common Stock were held in Hibernia's treasury. All outstanding shares of Hibernia Common Stock have been duly issued and are validly outstanding, fully paid and nonassessable. The foregoing are the only voting securities of

Hibernia authorized, issued or outstanding and there are no existing options, warrants, calls or commitments of any kind obligating Hibernia to issue any share of its capital stock or any other security of which it is or will be the issuer, except that Hibernia has authorized or reserved 1,718,707 shares of Hibernia Common Stock for issuance under its 1987 Stock Option Plan, pursuant to which options covering 1,557,491 shares of Hibernia Common Stock were outstanding as of June 30, 1994, 3,660,087 (as adjusted) shares of Hibernia Common Stock for issuance under its 1992 Long-Term Incentive Plan, pursuant to which options covering 2,505,055 shares of Hibernia Common Stock were outstanding as of June 30, 1994, 1,000,000 shares of Hibernia Common Stock for issuance under its 1993 Director Stock Option Plan, pursuant to which options covering 155,000 shares of Hibernia Common Stock are outstanding on the date hereof and 574,147 shares of Hibernia Common Stock are available for issuance pursuant to Hibernia's Dividend Reinvestment and Stock Purchase Plan. Mergers that have been consummated with Commercial Bancshares, Inc., Bastrop National Bank, First Bancorp of Louisiana, Inc. and First Continental Bancshares, Inc. will result in the issuance of an aggregate of approximately 13,021,494 shares. Pending mergers with Pioneer Bancshares Corporation and First State Bank and Trust Company of Bogalusa will result in the issuance of approximately 11.9 million shares of Hibernia Common Stock. None of the shares of Hibernia's capital stock has been issued in violation of preemptive rights of shareholders.

     HNB is a national banking association organized and existing under the laws of the United States of America having its principal registered office at 313 Carondelet Street, New Orleans, Louisiana 70130. All of the issued and outstanding shares of capital stock of HNB are owned by Hibernia. HNB is (i) an "insured bank" as defined in the Federal Deposit Insurance Act and applicable regulations thereunder, and (ii) has been duly organized and is validly existing as a national bank under the laws of the United States, and has full authority to conduct its business as and where currently conducted.

     The Boards of Directors of American Bank, HNB and Hibernia have duly approved this Agreement and have authorized the execution hereof by their respective undersigned officers. American Bank has directed that this Agreement be submitted to a vote of its shareholders in accordance with 12 U.S.C. Section 215a, et seq. (the "Bank Merger Act") and the terms of this Agreement.

     In consideration of their mutual promises and obligations, the parties hereto adopt and make this Agreement for the merger of American Bank with and into HNB and prescribe the terms and conditions of such merger and the mode of carrying it into effect, which shall be as follows:

      1. The Merger. On the Effective Date (as defined in Section 14 hereof), American Bank shall be merged with and into HNB under the Articles of Association of HNB, pursuant to the provisions of, and with the effect provided in, 12 U.S.C. Section 215a, et seq. (the "Bank Merger Act") (the "Merger") and the Merger Agreement in substantially the form of Exhibit 1 hereto (the "Merger Agreement").

      2. Hibernia Capital Stock. The shares of the capital stock of Hibernia issued and outstanding immediately prior to the Effective Date shall, on the Effective Date, continue to be issued and outstanding.

      3.  American Bank Common Stock.

      3.1.  Conversion.  On the Effective Date and subject to the provisions of
Section 3.7 hereof,

      (a) the transfer books of American Bank shall be closed and all records relating thereto promptly forwarded to Hibernia;

      (b) each share of American Bank Common Stock issued and outstanding immediately prior to the Effective Date, other than (i) shares as to which dissenters' rights have been perfected and not withdrawn or otherwise forfeited under the Bank Merger Act and (ii) shares owned beneficially by Hibernia or its subsidiaries, shall, by virtue of the Merger automatically and without any action on the part of the holder thereof, become and be converted into the number of shares of Hibernia Common Stock that equals the Exchange Rate set forth in Section 3.8 hereof;

      (c) holders of certificates which represent shares of American Bank Common Stock outstanding immediately prior to the Effective Date (hereinafter called "Old Certificates") shall cease to be, and shall have no rights as, shareholders of American Bank;

      (d) each share of American Bank Common Stock held in the treasury of American Bank or owned beneficially by Hibernia or any of its subsidiaries shall be cancelled; and

      (e) Old Certificates shall be exchangeable by the holders thereof in the manner provided in the transmittal materials described below for new certificates for the number of whole shares of Hibernia Common Stock to which such holders shall be entitled in accordance with the Exchange Rate set forth in
Section 3.8 and a check representing cash paid in lieu of fractional shares as provided in Section 3.2 hereof.

      3.2. Fractional Shares. Each holder of Old Certificates who would otherwise have been entitled to receive a fraction of a share of Hibernia Common Stock (after taking into account all shares of American Bank Common Stock represented by the Old

Certificates then delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share multiplied by the Average Market Price (as defined in Section 3.8 below) of Hibernia Common Stock, or, if the Hibernia Common Stock is not then so reported, the average of the fair market values of one share of Hibernia Common Stock on the five business days preceding the Effective Date determined pursuant to such reasonable method as the Board of Directors of Hibernia may adopt in good faith for such purpose, and no such holder shall be entitled to dividends, voting rights or any other right of shareholders in respect of any fractional share.

     3.3. Transmittal Materials. As promptly as practicable after the Effective Date, Hibernia shall send or cause to be sent to each former shareholder of record of American Bank transmittal materials for use in exchanging Old Certificates for certificates representing Hibernia Common Stock and a check representing cash paid in lieu of fractional shares, if any. The letter of transmittal will contain instructions with respect to the surrender of Old Certificates and the distribution of certificates representing Hibernia Common Stock. If any certificate for shares of Hibernia Common Stock is to be issued in a name other than that in which an Old Certificate surrendered for exchange is issued, the Old Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and the person requesting such exchange shall affix any requisite stock transfer tax stamps to the Old Certificate surrendered or provide funds for their purchase or establish to the satisfaction of the exchange agent to be appointed by Hibernia in connection with such exchange (the "Exchange Agent") that such taxes are not payable.

     3.4. Rights as Shareholders. Former shareholders of American Bank will be able to vote after the Effective Date at any meeting of Hibernia shareholders or pursuant to any written consent procedure the number of whole shares of Hibernia Common Stock into which their shares of American Bank Common Stock are converted, regardless of whether they have exchanged their Old Certificates. Whenever a dividend is declared by Hibernia on Hibernia Common Stock after the Effective Date, the declaration shall include dividends on all shares issuable hereunder, but no shareholder will be entitled to receive his distribution of such dividends until physical exchange of his Old Certificates shall have been effected. Upon physical exchange of his Old Certificates, any such person shall be entitled to receive from Hibernia an amount equal to all dividends (without interest thereon and less the amount of taxes, if any, that may have been withheld, imposed or paid thereon) declared, and for which the payment has occurred, on the shares represented thereby.

     3.5. Cancellation of Old Certificates. On and after the Effective Date there shall be no transfers on the stock transfer books of American Bank of the shares of American Bank Common Stock which were issued and outstanding immediately prior to the Effective Date. If, after the Effective Date, Old Certificates are properly presented to Hibernia, they shall be cancelled and exchanged for certificates representing shares of Hibernia Common Stock and a check representing cash paid in lieu of fractional shares as herein provided. Any other provision of this Agreement notwithstanding, neither the Exchange Agent nor any party hereto shall be liable to a holder of American Bank Common Stock for any amount paid or property delivered in good faith to a public official pursuant to any applicable abandoned property, escheat, or similar law.

     3.6. Property Transfers. From time to time, as and when requested by Hibernia and to the extent permitted by law, the officers and directors of American Bank last in office shall execute and deliver such deeds and other instruments and shall take or cause to be taken such further or other actions as shall be necessary in order to vest or perfect in or to confirm of record or otherwise to HNB title to, and possession of, all the property, interests, assets, rights, privileges, immunities, powers, franchises, and authorities of American Bank, and otherwise to carry out the purposes of this Agreement.

     3.7. Dissenters' Shares. Shares of American Bank Common Stock held by any holder having rights of a dissenting shareholder as provided in 12 U.S.C.
Section 215a, et seq., who shall have properly objected to the Merger and who shall have properly demanded payment on his stock in accordance with and subject to the provisions of 12 U.S.C. Section 215a, et seq. shall not be converted as provided in Section 3.1 hereof until such time as such holder shall have failed to perfect, or shall have effectively lost, his right to appraisal of and payment for his shares of American Bank Common Stock, at which time such shares shall be converted as provided in Section 3.1 hereof.

     3.8.  Exchange Rate.

     (a) Except as provided in paragraphs (b) and (c) below in this Section 3.8, the Exchange Rate shall be the number that is obtained by dividing 2,250,000 by the total number of issued and outstanding shares of American Bank Common Stock on the Closing Date.

     (b) In the event the Average Market Price of Hibernia Common Stock (as defined below) is less than $7.75, the Exchange Rate shall be calculated as follows: [$17,437,500 divided by the Average Market Price of Hibernia Common Stock] divided by 484,000 (the number of issued and outstanding shares of American Bank Common Stock)]. In the event the Average Market Price of Hibernia Common Stock (as defined below) is greater than $8.875, the Exchange Rate shall be calculated as follows: [$19,968,750 divided by the Average Market Price of Hibernia Common Stock] divided by 484,000 (the number of issued and outstanding shares of American Bank Common Stock)]. Notwithstanding anything in this Section 3 to the contrary, if, after the date of this Agreement and prior to the Effective Time, (i) Hibernia shall announce that it has entered into an agreement, understanding or arrangement to merge, consolidate or otherwise participate in a business combination as a result of which Hibernia or HNB is to be merged or consolidated with, or to exchange in excess of 50% of its shares of outstanding common stock with, or sell all or substantially all of its assets to, a person, entity, or group (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934) which is not an affiliate of Hibernia or HNB (a "Person") which agreement, understanding or arrangement has not been terminated as of the tenth trading prior to the Closing Date, and, as a result of such transaction, less than a majority of the combined voting power of the then-outstanding securities of such Person immediately after such transaction is held in the aggregate by the holders of shares of Hibernia immediately prior to such transaction, or (ii) a Person has acquired, or commenced a public offer that has not been withdrawn or otherwise terminated as of the tenth trading day prior to the Closing Date, to acquire control of Hibernia, through share ownership or otherwise, then in either case described in (i) or (ii) of this provision, this paragraph (b) shall be inapplicable and the Exchange Rate shall be determined pursuant to paragraph
(a) of Section 3.8.

     (c)   Notwithstanding any provision hereof to the contrary, including
Section 19 hereof, if the aggregate professional fees, including fees of counsel and accountants, including expense reimbursements to such professionals, but excluding fees of Montgomery Securities, incurred by American Bank in connection with the Merger exceed $175,000, then (i) the number of shares of Hibernia Common Stock to be issued in the Merger shall be reduced by the number of shares resulting from application of the following formula (if the Exchange Rate is calculated pursuant to paragraph (a) of this Section 3.8): (x - $175,000) divided by Average Market Price of Hibernia Common Stock where x = the actual aggregate professional fees and expenses incurred by American Bank, and (ii) in the event the Exchange Rate is calculated pursuant to paragraph (b) of this
Section 3.8, the aggregate dollar amount of consideration to be paid in the form of Hibernia Common Stock shall be reduced by the amount by which the actual aggregate professional fees and expenses incurred by American Bank in connection with the Merger exceeds $175,000.

     (d) For purposes of this Agreement, the Average Market Price of Hibernia Common Stock on the Closing Date shall be the average of the mean of the high and low prices of one share of Hibernia Common Stock for the five business days preceding the last trading day immediately prior to the Closing Date as reported in The Wall Street Journal.

      4. Articles of Incorporation; Bylaws. The Articles of Incorporation and Bylaws of Hibernia in force immediately prior to the Effective Date shall on and after the Effective Date continue to be the Articles of Incorporation and Bylaws of Hibernia, respectively, unless altered, amended or repealed in accordance with applicable law.

      5. Employees. Hibernia shall use its best efforts to cause to be provided as soon as practicable after the Effective Date for the employees of American Bank immediately prior to the Effective Date the employee benefits then made available to employees of Hibernia and its subsidiaries, subject to the terms and conditions under which those employee benefits are made available to such employees; provided, however, that for purposes of determining the eligibility of an employee of American Bank to receive, and the benefits to which such employee shall be entitled, under Hibernia's benefits plans after the Effective Date, any period of employment of such employee with American Bank shall be deemed equivalent to having been employed for that same period by Hibernia and/or its subsidiaries, (and employees of American Bank will not be denied health insurance coverage solely as a result of a pre-existing condition that existed on the Effective Date but did not exist on the date the employee commenced his or her employment with American Bank) and provided, however, that if Hibernia determines in good faith that it cannot merge any benefit plan of American Bank into a comparable benefit plan of Hibernia or HNB without creating material potential liability for Hibernia's or HNB's plan, then Hibernia shall be entitled to freeze the existing benefit plan of American Bank and prohibit participation by former employees of American Bank in Hibernia's plan for the period of time required by applicable law to ensure that Hibernia's and HNB's benefit plans are not deemed to be successor plans of the American Bank plan in question.

      6. Negative Covenants. From the date hereof until the Effective Date, or until the termination of this Agreement, American Bank covenants and agrees that it will not do, or agree to commit to do, without the prior written consent of Hibernia, any of the following:

     (a) make, declare, set aside or pay any dividend or declare or make any distribution on, or directly or indirectly combine, redeem, purchase or otherwise acquire, any shares of American Bank Common Stock (other than in a fiduciary capacity);

     (b) authorize the creation or issuance of or issue any additional shares of its capital stock, or any options, calls, warrants, stock appreciation rights or commitments relating to its capital stock or any securities or obligations convertible into or exchangeable for, or giving any person any right to subscribe for or acquire from it, shares of its capital stock;

     (c) enter into any employment contracts with, increase the rate of compensation of, or except in accordance with the existing policy and past practice in the two years preceding such bonus, pay or agree to pay any bonus to, any of its directors, officers or employees; provided, however, that American Bank may make a discretionary 401(k) plan distribution with respect to fiscal year 1993 consistent in amount and timing with past practice in the previous two years, so long as the aggregate amount of such distribution does not exceed $32,000, and such amount is fully accrued prior to its payment;

     (d) enter into or substantially modify (except as may be required by applicable law) any pension, retirement, stock option, stock purchase, stock appreciation right, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or other employees;

     (e) other than as contemplated hereby, (i) carry on its business other than in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, including, but not limited to, recording any negative provision for loan losses, (ii) amend its Articles of Association or Bylaws,
(iii) establish or add any automatic teller machines or branch or other banking offices, (iv) make any capital expenditures in excess of $100,000 (except that American Bank may pay any and all obligations related to the maintenance of equipment and other capital expenditures required to be paid prior to the Effective Date under its EDP contract with Bank of St. John, so long as such expenditures do not exceed $200,000 in the aggregate) or (v) take any action that would materially adversely affect the ability of any party hereto to obtain the approvals necessary for consummation of the transactions contemplated hereby or that would materially and adversely affect American Bank's ability to perform its covenants and agreements hereunder;

     (f) except as otherwise provided herein, merge with any other corporation or bank or permit any other corporation or bank to merge into it or consolidate with any other corporation or bank; acquire control over any other firm, bank, corporation or organization or create any subsidiary (except in a fiduciary capacity or in connection with foreclosures in bona fide loan transactions); liquidate; or sell or dispose of any assets or acquire any assets, otherwise than in the ordinary course of its business consistent with its past practice; or

     (g) knowingly fail to comply with any laws, regulations, ordinances, or governmental actions applicable to it and to the conduct of its business in a manner significant, material and adverse to its business.

      7. Representations and Warranties of American Bank. American Bank hereby represents and warrants as follows:

     7.1. Recitals. The facts set forth in the preamble to this Agreement with respect to it are true and correct.

     7.2. Organization and Qualification. American Bank is a bank duly organized, validly existing, and in good standing under the laws of the State of Louisiana; has the corporate power and authority to carry on its business as it is now being conducted and to own, lease and operate its assets, properties and business; and has all requisite power and authority to execute and deliver this Agreement and perform its obligations hereunder.

     7.3. Ownership of Other Banks and Subsidiaries; Validity of Stock. American Bank does not own, directly or indirectly, 5 percent or more of the outstanding capital stock or other voting securities of any corporation, bank, or other organization. Attached hereto as Schedule 7.3 is a list of all direct and indirect subsidiaries of American Bank, the officers and directors of each and the business and purpose of each such subsidiary. The outstanding shares of capital stock of American Bank are validly issued and outstanding, fully paid and, except as may be affected by Louisiana Revised Statute Section 6:262, nonassessable.

     7.4. Corporate Authorization. The execution, delivery and performance of this Agreement have been authorized by American Bank's Board of Directors, and, subject to the approval of this Agreement by its shareholders in accordance with the Bank Merger Act, all corporate acts and other proceedings required for the due and valid authorization, execution, delivery and performance by American Bank of this Agreement and the consummation of the Merger have been validly and appropriately taken. Subject to such shareholder approval and to such regulatory approvals as are required by law, this Agreement is a legal, valid and binding obligation of American Bank, enforceable against American Bank in accordance with its terms, except that enforcement may be limited by bankruptcy, reorganization, insolvency and other similar laws and court decisions relating to or affecting the enforcement of creditors' rights generally and by general equitable principles or principles of Louisiana law that are similar to equitable principles in jurisdictions that recognize a distinction between law and equity.

     7.5. No Conflicts. Except as disclosed on Schedule 7.5 hereto, the execution and delivery of this Agreement by American Bank does not, and the consummation of the transactions contemplated hereby by it will not, constitute
(i) a breach or violation of, or a default under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of American Bank or to which American Bank is subject, which breach, violation or default would have a material adverse effect on the financial condition, properties, businesses or results of operations of American Bank or on the transactions contemplated hereby, (ii) to the knowledge of American Bank's executive officers, a breach or violation of, or a default under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of American Bank or to which American Bank is subject, or (iii) a breach or violation of, or a default under, the Articles of Association or Bylaws of American Bank; and the consummation of the transactions contemplated hereby will not require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license or the consent or approval of any other party to any such agreement, indenture or instrument, other than any required approvals of shareholders and applicable regulatory authorities.

     7.6. Financial Statements; Dividend Restrictions. American Bank has delivered to Hibernia prior to the execution of this Agreement true and correct copies of the following financial statements (collectively referred to herein as the "American Bank Financial Statements"): American Bank's Balance Sheets as of June 30, 1994 and 1993 (unaudited) and December 31, 1993, 1992 and 1991 (audited); Statements of Income and Changes in Stockholders' Equity and Statements of Cash Flows for the years ended December 31, 1993, 1992 and 1991 (audited), and Statements of Income for the three-month periods ended June 30,
1994 and 1993 (unaudited).   Each of the American Bank Financial Statements
(including the related notes) fairly presents the results of operations of American Bank for the respective periods covered thereby and the financial condition of American Bank as of the respective dates thereof (subject, in the case of unaudited statements, to year-end audit adjustments that will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein. Except as disclosed in the American Bank Financial Statements, including the notes thereto, or Schedule 7.6 hereto, and except as otherwise required by this Agreement, there are no restrictions in any note, indenture, agreement, statute or otherwise (except for statutes or regulations applicable to Louisiana corporations or state banks generally) precluding American Bank from paying dividends, in each case when, as and if declared by its Board of Directors.

     7.7. No Material Adverse Change. Since June 30, 1994, there has been no event or condition of any character (whether actual, or to the knowledge of American Bank's executive officers, threatened or contemplated) that has had or can reasonably be anticipated to have, or that, if concluded or sustained adversely to American Bank, would reasonably be anticipated to have, a material adverse effect on the financial condition, results of operations or business of American Bank, excluding changes in laws or regulations that affect banking institutions generally.

     7.8. Litigation and Proceedings. Except as set forth on Schedule 7.8 hereto, no litigation, proceeding or controversy before any court or governmental agency is pending against American Bank that in the opinion of its executive officers is likely to have a material adverse effect on the business, results of operations or financial condition of American Bank, and, to the knowledge of its executive officers, no such litigation, proceeding or controversy has been threatened or is contemplated. Except as disclosed on
Schedule 7.8 hereto, American Bank is not subject to any written agreement, memorandum, or order with or by any bank or bank holding company regulatory authority restricting its operations or requiring any material actions.

     7.9. Material Contracts. Except for this Agreement and arrangements made in the ordinary course of business or disclosed on Schedule 7.9 hereto, American Bank is not bound by any material contract to be performed after the date hereof that is not terminable by American Bank without penalty or liability on thirty days prior notice.

     7.10. Brokers' or Finders' Fees. No agent, broker, investment banker, investment or financial advisor or other person acting on behalf of American Bank or under their authority is entitled to any commission, broker's or finder's fee from any of the parties hereto in connection with any of the transactions contemplated by this Agreement except that American Bank has engaged Montgomery Securities in connection with the Merger and has agreed to compensate Montgomery Securities for such services. A copy of the agreement by which American Bank has engaged Montgomery Securities is attached hereto as
Exhibit 7.10 and contains all agreements between American Bank and Montgomery Securities relating to services in connection with the Merger and compensation therefor.

     7.11. Contingent Liabilities. Except as disclosed on Schedule 7.11 hereto or as reflected in the American Bank Financial Statements and except for unfunded loan commitments made in the ordinary course of business consistent with past practices, as of June 30, 1994, American Bank had no obligation or liability (contingent or otherwise) that was material, or that when combined with all similar obligations or liabilities would have been material, to American Bank, and there does not exist a set of circumstances resulting from transactions effected or events occurring prior to, on, or after June 30, 1994, or from any action omitted to be taken during such period that, to the knowledge of American Bank's executive officers, could reasonably be expected to result in any such material obligation or liability.

     7.12. Tax Liability. The amounts set up as liabilities for taxes in the American Bank Financial Statements are sufficient for the payment of all respective taxes (including, without limitation, federal, state, local, and foreign excise, franchise, property, payroll, income, capital stock, and sales and use taxes) accrued in accordance with GAAP and unpaid at the respective dates thereof.

     7.13. Material Obligations Paid. Since June 30, 1994, American Bank has not incurred or paid any obligation or liability that would be material to American Bank, except for obligations incurred or paid in connection with transactions by it in the ordinary course of its business consistent with its past practices.

     7.14. Tax Returns; Payment of Taxes. All federal, state, local, and foreign tax returns (including, without limitation, estimated tax returns, withholding tax returns with respect to employees, and FICA and FUTA returns) required to be filed by or on behalf of American Bank have been timely filed or requests for extensions have been timely filed and granted and have not expired for periods ending on or before December 31, 1992, and all returns filed are complete and accurate to the best information and belief of its executive officers; all taxes shown on filed returns have been paid. As of the date hereof, there is no audit, examination, deficiency or refund litigation or matter in controversy with respect to any taxes that might result in a determination materially adverse to American Bank except as reserved against in the American Bank Financial Statements. All taxes, interest, additions and penalties due with respect to completed and settled examinations or concluded litigation have been paid, and American Bank's reserves for bad debts at December 31, 1993, as filed with the Internal Revenue Service were not greater than the maximum amounts permitted under the provisions of Section 585 of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code").

     7.15. Loans. To the knowledge of its executive officers, each loan reflected as an asset of American Bank in the American Bank Financial Statements, as of June 30, 1994, or acquired since that date, is the legal, valid, and binding obligation of the obligor named therein, enforceable in accordance with its terms, and no loan is subject to any asserted defense, offset or counterclaim known to American Bank, except as disclosed in writing to Hibernia on or prior to the date hereof.

     7.16. Allowance for Loan Losses. The allowances for possible loan losses shown on the balance sheet of American Bank as of June 30, 1994 are adequate in all material respects under the requirements of GAAP to provide for possible losses, net of recoveries, relating to loans previously charged off, on loans outstanding (including accrued interest receivable) as of June 30, 1994, and each such allowance has been established in accordance with GAAP.

     7.17.  Title to Assets; Adequate Insurance Coverage.

     (a) As of June 30, 1994, American Bank had, and except with respect to assets disposed of for adequate consideration in the ordinary course of business since such date, now have, good and merchantable title to all real property and good and merchantable title to all other material properties and assets reflected in the American Bank Financial Statements, free and clear of all mortgages, liens, pledges, restrictions, security interests, charges and encumbrances of any nature except for (i) mortgages and encumbrances which secure indebtedness which is properly reflected in the American Bank Financial Statements or which secure deposits of public funds as required by law; (ii) liens for taxes accrued but not yet payable; (iii) liens arising as a matter of law in the ordinary course of business with respect to obligations incurred after June 30, 1994, provided that the obligations secured by such liens are not delinquent or are being contested in good faith; (iv) such imperfections of title and encumbrances, if any, as do not materially detract from the value or materially interfere with the present use of any of such properties or assets or the potential sale of any such owned properties or assets; and (v) capital leases and leases, if any, to third parties for fair and adequate consideration. American Bank owns, or has valid leasehold interests in, all material properties and assets, tangible or intangible, used in the conduct of its business. Any real property and other material assets held under lease by American Bank are held under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made of such property on the date hereof.

     (b) With respect to each lease of any real property or a material amount of personal property to which American Bank is a party, except for financing leases in which American Bank is lessor: (i) such lease is in full force and effect in accordance with its terms; (ii) all rents and other monetary amounts that have become due and payable thereunder have been paid; (iii) there exists no default or event, occurrence, condition or act which with the giving of notice, the lapse of time or the happening of any further event, occurrence, condition or act would become a default under such lease; and (iv) the Merger will not constitute a default or a cause for termination or modification of such lease.

     (c) American Bank has no legal obligation, absolute or contingent, to any other person to sell or otherwise dispose of any substantial part of its assets or to sell or dispose of any of its assets except in the ordinary course of business consistent with past practices.

     (d) To the knowledge of its executive officers, the policies of fire, theft, liability and other insurance maintained with respect to the assets or business of American Bank provide adequate coverage against loss.

     7.18. Employee Plans. To the knowledge of American Bank's executive officers, American Bank and all "employee benefit plans," as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), that cover one or more employees employed by American Bank:

     (i) is in compliance with all laws, regulations, reporting and licensing requirements and orders applicable to its business or to such plan or any of its employees (because of such employee's activities on behalf of it), the breach or violation of which could have a material adverse effect on such business; and

     (ii) has received no notification from any agency or department of federal, state or local government or the staff thereof asserting that any such entity is not in compliance with any of the statutes, regulations or ordinances that such governmental authority enforces, or threatening to revoke any license, franchise, permit or governmental authorization, and is subject to no agreement with any such governmental authority with respect to its assets or business.

     7.19. Copies of Employee Plans. Within ten days after the date hereof, American Bank will provide to Hibernia true, complete and accurate copies of all pension, retirement, stock purchase, stock bonus, stock ownership, stock option, savings, stock appreciation right or profit-sharing plans, any employment, deferred compensation, consultant, severance, bonus, or collective bargaining agreement or group insurance contract, or any other incentive, welfare, or employee benefit plan or agreement maintained by it for its employees or former employees.

     7.20. Plan Liability. Except for liabilities to the Pension Benefit Guaranty Corporation pursuant to Section 4007 of ERISA, all of which have been fully paid, and except for liabilities to the Internal Revenue Service under section 4971 of the Internal Revenue Code, all of which have been fully paid, American Bank has no liability to the Pension Benefit Guaranty Corporation or to the Internal Revenue Service with respect to any pension plan qualified under
Section 401 of the Internal Revenue Code.

     7.21. No Default. American Bank is not in default in any material respect under any contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party or by which its respective assets, business or operations may be bound or affected or under which it or its respective assets, business or operations receive benefits, and there has not occurred any event that with the lapse of time or the giving of notice or both would constitute such a default.

     7.22. Minutes. Prior to the date hereof, American Bank has made available to Hibernia for inspection, the minutes of meetings of American Bank's Board of Directors and all committees thereof held prior to the date hereof, which minutes are complete and correct in all respects and fully and fairly present the deliberations and actions of such Board and committees.

     7.23. Insurance Policies. Attached hereto as Schedule 7.23 is a schedule detailing all policies of fire, theft, public liability, and other insurance (including without limitation fidelity bonds and directors and officers liability insurance) maintained by American Bank at the date hereof. Except as disclosed on Schedule 7.23 hereto, American Bank has not received any notice of a premium increase or cancellation with respect to any of its insurance policies or bonds, and within the last three years, American Bank has not been refused any insurance coverage sought or applied for, and it has no reason to believe that existing insurance coverage cannot be renewed as and when the same shall expire, upon terms and conditions as favorable as those presently in effect, other than possible increases in premiums or unavailability of coverage that do not result from any extraordinary loss experience of American Bank.

     7.24. Investments. Except for pledges to secure public or trust deposits, none of the investments reflected in the American Bank Financial Statements under the heading "Investment Securities," and none of the investments made by American Bank since June 30, 1994, and none of the assets reflected in the American Bank Financial Statements under the heading "Cash and Due From Banks," is subject to any restriction, whether contractual or statutory, that materially impairs the ability of American Bank freely to dispose of such investment at any time. With respect to all repurchase agreements to which American Bank is a party, American Bank has a valid, perfected first lien or security interest in the government securities or other collateral securing each such repurchase agreement which equals or exceeds the amount of the debt secured by such collateral under such agreement.

     7.25. Environmental Matters. Neither American Bank nor, to the knowledge of its executive officers, any previous owner or operator of any properties at any time owned (including any properties owned as a result of foreclosure of a loan, whether still owned or subsequently resold) leased, or occupied by American Bank or used by American Bank in its business ("American Bank Properties") used, generated, treated, stored, or disposed of any hazardous waste, toxic substance, or similar materials on, under, or about American Bank Properties except in material compliance with all applicable federal, state, and local laws, rules, and regulations pertaining to air and water quality, hazardous waste, waste disposal, air emissions, and other environmental matters ("Environmental Laws"). American Bank has not received any notice of noncompliance with Environmental Laws, orders, or regulations of any governmental authorities relating to waste generated by any such party or otherwise or notice that any such party is liable or responsible for the remediation, removal, or clean-up of any site relating to American Bank Properties. American Bank has obtained all material permits, licenses and other authorizations that are required to be obtained by it under any applicable Environmental Law in connection with the operation of its business and ownership of American Bank Properties, and except as disclosed on Schedule 7.25 hereto, is in compliance in all material respects with all terms and conditions of such permits, licenses, and authorizations.

      8. Representations and Warranties of Hibernia. Hibernia hereby represents and warrants as follows:

     8.1. Recitals. The facts set forth in the preamble to this Agreement with respect to it are true and correct.

     8.2. Organization and Qualification. Hibernia is a corporation, and HNB is a national banking association, duly organized, validly existing and in good standing under the laws of the State of Louisiana and the United States of America, respectively. Each of Hibernia and HNB has the corporate power and authority to carry on its business as it is now being conducted and to own, lease and operate its assets, properties and business, and has all requisite power and authority to execute and deliver this Agreement and perform its obligations hereunder.

     8.3. Shares Fully Paid and Non Assessable. The outstanding shares of capital stock of Hibernia and HNB are validly issued and outstanding, fully paid and nonassessable (subject, in the case of HNB, to 12 U.S.C. Section 55) and all of such shares of HNB are owned directly or indirectly by Hibernia free and clear of all liens, claims, and encumbrances. The shares of Hibernia Common Stock to be issued in connection with the Merger pursuant to this Agreement will have been duly authorized and, when issued in accordance with the terms of this Agreement, will be validly issued, fully paid, and nonassessable.

     8.4. Due Authorization. The execution, delivery and performance of this Agreement have been authorized by Hibernia's and HNB's respective Boards of Directors, and, subject to the regulatory and other approvals required by
Section 12 hereof, all corporate acts and other proceedings required for the due and valid authorization, execution, delivery and performance by Hibernia and HNB of this Agreement and the consummation of the Merger have been validly and appropriately taken. Subject to receipt of the regulatory and other approvals required by Section 12 hereof, this Agreement is a legal, valid, and binding obligation of Hibernia and HNB enforceable against Hibernia and HNB, as the case may be, in accordance with its terms, except that enforcement may be limited by bankruptcy, insolvency, and other laws of general applicability relating to or affecting creditors' rights generally and by general equitable principles or principles of Louisiana law that are similar to equitable principles in jurisdictions that recognize a distinction between law and equity.

     8.5. No Conflicts. Except as disclosed on Schedule 8.5 hereto, the execution and delivery of this Agreement by Hibernia and HNB does not, and the consummation of the transactions contemplated hereby by it will not, constitute
(i) a breach or violation of, or a default under, any law, rule, or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture, or instrument of Hibernia or HNB or by which Hibernia or HNB is subject, which breach, violation or default would have a material adverse effect on the financial condition, properties, businesses, or results of operations of Hibernia and HNB taken as a whole or on the transactions contemplated hereby,
(ii) to the knowledge of Hibernia's executive officers, a breach or violation of, or a default under, any law, rule, or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture, or instrument of Hibernia or HNB or to which Hibernia or HNB is subject, or (iii) a breach or violation of, or a default under the Articles of Incorporation or Association or Bylaws of Hibernia, or of HNB, and the consummation of the transactions contemplated hereby will not require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license or the consent or approval of any other party to any such agreement, indenture, or instrument, other than any required approvals of shareholders and applicable regulatory authorities.

     8.6. Reports of Hibernia. As of their respective dates, none of its Annual Report on Form 10-K for the fiscal year ended December 31, 1993, its Quarterly Reports on Form 10-Q for the periods ended March 31, 1994 and June 30, 1994, and its proxy statement for its 1994 annual meeting of shareholders, each in the form (including exhibits) filed with the Securities and Exchange Commission (the "SEC") and its quarterly report to shareholders for the periods ended March 31, 1994 and June 30, 1994 (collectively, the "Hibernia Reports"), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. There is no fact or circumstance that, individually or in the aggregate, materially and adversely has affected or is so affecting, or, in the opinion of the executive officers of Hibernia, may reasonably be expected in the future to so affect, the business, financial condition, net worth, properties or results of operations of Hibernia and HNB, taken as a whole, that has not been disclosed in the Hibernia Reports. Each of the balance sheets in or incorporated by reference into the Hibernia Reports (including the related notes) fairly presents the financial position of the entity or entities to which it relates as of its date and each of the statements of income and stockholders' equity and statement of cash flows or equivalent statements in the Hibernia Reports (including any related notes and schedules) fairly presents the results of operations and changes in stockholders' equity, as the case may be, of the entity or entities to which it relates for the periods set forth therein (subject, in the case of unaudited statements, to year-end audit adjustments that will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein. Copies of the Hibernia Reports have been furnished to American Bank on or before the date hereof.

     8.7. No Material Adverse Change. Since June 30, 1994, there has been no event or condition of any character (whether actual, or to the knowledge of Hibernia or HNB, threatened or contemplated) that has had or can reasonably be anticipated to have, or that, if concluded or sustained adversely to Hibernia, would reasonably be anticipated to have, a material adverse effect on the financial condition, results of operations or business of Hibernia or HNB, excluding changes in laws or regulations that affect banking institutions generally.

     8.8. Loans. To the best knowledge of Hibernia's executive officers and the executive officers of HNB, each loan reflected as an asset of Hibernia in the unaudited consolidated balance sheet contained in Hibernia's quarterly report to shareholders for the period ended June 30, 1994, or acquired since that date, is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, and no loan is subject to any asserted defense, offset, or counterclaim known to Hibernia, except as disclosed on Schedule 8.8 hereto.

     8.9. Allowance for Loan Losses. The allowances for possible loan losses shown on the balance sheet of Hibernia as of June 30, 1994, are adequate in all material respects under the requirements of GAAP to provide for possible losses, net of recoveries, relating to loans previously charged off, on loans outstanding (including accrued interest receivable) as of June 30, 1994, and each such allowance has been established in accordance with GAAP.

     8.10. Litigation. Except as disclosed on Schedule 8.10 hereto, no litigation, proceeding or controversy before any court or governmental agency is pending that in the opinion of Hibernia's executive officers is likely to have a material adverse effect on the business, results of operations or financial condition of Hibernia and its subsidiaries taken as a whole, and, to the best knowledge of its executive officers, no such litigation, proceeding or controversy has been threatened or is contemplated. Except as disclosed on
Schedule 8.10, neither Hibernia nor HNB is subject to any written agreement, memorandum or order with or by any bank or bank holding company regulatory authority that materially restricts its operations or requires any material actions.

     8.11. Environmental Matters. Hibernia and HNB are in material compliance with all environmental laws and regulations applicable to them as to which failure to comply could be reasonably anticipated to result in a material adverse change in the financial condition of Hibernia or a material loss to Hibernia or HNB.

     8.12. Community Reinvestment Act Performance Evaluation. Attached hereto as Schedule 8.12 is copy of the Community Reinvestment Act Performance Evaluation presently in effect with respect to HNB.

     8.13. Restrictions on Operations or Dividends. There are no regulatory orders or agreements (except for statutes or regulations applicable to Louisiana corporations or national banks generally) restricting the operations of, or precluding the payment of dividends by, Hibernia or HNB.

      9. Agreements and Covenants. Hibernia, HNB and American Bank each hereby agrees and covenants to the other that:

     9.1. Shareholder Approvals. If required by applicable law, this Agreement shall be submitted to its respective shareholders at a special meeting called and held in accordance with applicable provisions of law (to be scheduled to the extent possible for the date of the shareholders' meeting for the other party hereto, if any) at which its shareholders shall be asked to consider and vote upon this Agreement and the transactions contemplated hereby.

     9.2. Actions Necessary to Complete Merger. It shall use its best efforts in good faith to take or cause to be taken all action necessary or desirable under this Agreement on its part as promptly as practicable so as to permit the consummation of this Agreement at the earliest possible date (including obtaining the consent or approval of each governmental authority and individual, partnership, corporation, association, or any other form of business or professional entity whose consent or approval is required for the consummation of the transactions contemplated hereby, requesting the delivery of appropriate opinions and letters from its counsel and recommending that this Agreement be approved by its shareholders) and cooperate fully with the other party hereto to that end; provided, however, that neither party shall be obligated to take or cause to be taken any action which is or creates a material burden on such party, except to the extent such actions are reasonably anticipated to be required in order to effect the Merger.

     9.3. Preparation of Registration Statement and Proxy Statement. It shall prepare as promptly as practicable jointly with the other party hereto a proxy statement to be mailed to the shareholders of each party the shareholders of which are to vote upon this Agreement in connection with the transactions contemplated hereby and to be part of a registration statement (the "Registration Statement") to be filed by Hibernia with the SEC pursuant to the Securities Act of 1933, as amended (the "1933 Act") with respect to the shares to be issued in the Merger. When the Registration Statement or any post-effective amendment thereto shall become effective, and at all times subsequent to such effectiveness, up to and including the time of the last shareholder meeting with respect to the transactions contemplated hereby, such Registration Statement and all amendments or supplements thereto, with respect to all information set forth therein furnished or to be furnished by Hibernia relating to Hibernia and by American Bank relating to American Bank, (i) will comply in all material respects with the provisions of the 1933 Act and the rules and regulations of the SEC thereunder and (ii) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading. Hibernia will advise American Bank promptly after it receives notice thereof of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of the qualification of the Hibernia Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

     9.4. Press Releases and Public Statements. Unless approved by Hibernia in advance, American Bank will not issue any press release, marketing or advertising material or other written statement for general circulation relating to the transactions contemplated hereby, except as otherwise required by law. The parties will cooperate in any public announcements directly related to the Merger; provided, however, that, in the event Hibernia determines to file a current report on Form 8-K that discloses only the substantive facts of a previously released press release, such filing may be made without prior consultation with American Bank so long as American Bank is furnished with a copy of such report within a reasonable time after its filing.

     9.5.  Material Developments; Access to Information.

     (i) In order to afford American Bank access to such information as it may reasonably deem necessary to perform its due diligence review with respect to Hibernia and HNB and its assets in connection with the Merger, Hibernia shall (and shall cause HNB to), (A) upon reasonable notice, afford American Bank and its officers, employees, counsel, accountants and other authorized representatives, during normal business hours throughout the period prior to the Effective Date and to the extent consistent with applicable law, access to its premises, properties, books and records, and to furnish American Bank and such representatives with such financial and operating data and other information of any kind respecting its business and properties as American Bank shall from time to time reasonably request to perform such review, (B) furnish American Bank with copies of all reports filed by Hibernia with the Securities and Exchange Commission ("SEC") throughout the period after the date hereof prior to the Effective Date promptly after such reports are so filed, and (C) promptly advise American Bank of the occurrence before the Effective Date of any event or condition of any character (whether actual or to the knowledge of Hibernia, threatened or contemplated) that has had or can reasonably be anticipated to have, or that, if concluded or sustained adversely to Hibernia, would reasonably be anticipated to have, a material adverse effect on the financial condition, results of operations or business of its consolidated group as a whole.

     (ii) In order to afford Hibernia access to such information as it may reasonably deem necessary to perform any due diligence review with respect to the assets of American Bank to be acquired as a result of the Merger, American Bank shall, upon reasonable notice, afford Hibernia and its officers, employees, counsel, accountants, and other authorized representatives access, during normal business hours throughout the period prior to the Effective Date, to all of the Bank's properties, books, contracts, commitments, loan files, litigation files, and records (including, but not limited to, the minutes of the Boards of Directors of American Bank and all committees thereof), and it shall, upon reasonable notice and to the extent consistent with applicable law, furnish promptly to Hibernia such information as Hibernia may reasonably request to perform such review.

     (iii) No investigation pursuant to this Section 9.5 shall affect or be deemed to modify any representation or warranty made by, or the conditions to the obligations to consummate the Merger of, either party to this Agreement.

     9.6. Prohibited Negotiations. Prior to the Effective Date, American Bank shall not solicit or encourage inquiries or proposals with respect to, furnish any information relating to, or participate in any negotiations or discussions concerning, any acquisition or purchase of all or a substantial portion of the assets of, or of a substantial equity interest in, American Bank or any business combination with American Bank other than as contemplated by this Agreement. American Bank shall instruct each officer, director, agent, or affiliate of it to refrain from doing any of the above, and American Bank will notify Hibernia promptly if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated with, American Bank; provided, however, that nothing contained in this section shall be deemed to prohibit any officer or director of American Bank from taking any action that, in the opinion of counsel to American Bank, is required by applicable law. In the event such opinion is rendered in writing, American Bank agrees to furnish a copy thereof to Hibernia promptly after its issuance.

     9.7. Affiliates. Prior to the Closing Date (as defined in Section 14 hereof), American Bank shall deliver to Hibernia a letter identifying all persons whom it believes to be "affiliates" of American Bank for purposes of Rule 145(c) or Rule 144 (as applicable) under the 1933 Act ("Affiliates"). American Bank shall use its best efforts to cause each person so identified to deliver to Hibernia prior to the Effective Date a written agreement in substantially the form of Exhibit 9.7 hereto providing, among other things,that such person will not dispose of Hibernia Common Stock received in the Merger except in compliance with the 1933 Act and the rules and regulations thereunder and except in accordance with Section 201.01 of the SEC's Codification of Financial Reporting Policies; provided, however, that American Bank shall have no such obligation to use its best efforts to cause any such identified person to deliver to Hibernia such agreement if such person may not lawfully execute such agreement.

     9.8. Adjustment for Changes in Outstanding Shares. In the event that prior to the Effective Date the outstanding shares of Hibernia Common Stock shall have been increased, decreased, or changed into or exchanged for a different number or kind of shares or securities by reorganization, recapitalization, reclassification, stock dividend, stock split, or other like changes in the Hibernia's capitalization, then an appropriate and proportionate adjustment shall be made in the number and kind of shares of Hibernia Common Stock to be thereafter delivered pursuant to Section 3.1 hereof. It is expressly understood and agreed, however, that any change in the outstanding shares of Hibernia resulting from (i) the consummation of a merger of an institution with and into Hibernia or HNB, whether or not such merger was pending on the date hereof, (ii) the exercise of stock options granted to employees or directors of Hibernia or HNB, or (iii) the exercise of any warrant or other right to receive Hibernia Common Stock described in the recitals to this Agreement, shall not result in the adjustment of the number of shares of Hibernia Common Stock to be issued in the Merger pursuant to this Section 9.8.

     9.9. Accounting Treatment. It shall use its best efforts to cause the Merger to qualify for pooling-of-interests accounting treatment to the extent factors affecting such treatment are within its control.

     9.10. Adoption of Accounting Policies. As soon as practicable after the satisfaction or waiver of all conditions to the Closing set forth in Section 12 of this Agreement and in any event prior to the Effective Date (unless this Agreement is terminated pursuant to Section 13 hereof), American Bank shall take any and all necessary or appropriate actions to adopt all Hibernia accounting procedures and policies (including without limitation those policies pertaining to charged-off and non-accrual assets); provided, however, that no such action taken by American Bank at the request of Hibernia or HNB pursuant to this Section shall be deemed to be, or be deemed to cause, a breach of any representation or warranty made by American Bank herein.

     9.11.  Indemnification of Directors and Officers of American Bank.

     (a) From and after the Effective Date of the Merger, HNB agrees to indemnify and hold harmless each person who, as of the date immediately prior to the Closing Date, served as an officer or director of American Bank and their respective heirs and estates (an "Indemnified Person") from and against all damages, liabilities, judgments and claims (and related expenses including, but not limited to, attorney's fees and amounts paid in settlement) based upon or arising from his capacity as an officer or director of American Bank, to the same extent as he would have been indemnified under the Articles of Association and/or Bylaws of HNB, as such documents were in effect on the date of this Agreement as if he were an officer or director of HNB at all relevant times (regardless whether such Articles or Bylaws are subsequently amended or repealed); provided, however, that the indemnification provided by this Section shall not apply to any claim against an Indemnified Person if such Indemnified Person knew of the existence of the claim and failed to make a good faith effort to require American Bank to notify its director and officer liability insurance carrier, if any, of the existence of such claim prior to the Closing Date.

     (b) The rights granted to the Indemnified Persons hereby shall be contractual rights inuring to the benefit of all Indemnified Persons and shall survive this Agreement and any merger, consolidation or reorganization of Hibernia or HNB.

     (c) The rights to indemnification granted by this Section 9.11 are subject to the following limitations: (i) the total aggregate indemnification to be provided by HNB pursuant to subsection 9.11(a) shall not exceed, as to all of the Indemnified Persons as a group, the sum of $5 million, and Hibernia shall have no responsibility to any Indemnified person for the manner in which such sum is allocated among that group (but nothing in this subsection is intended to prohibit the Indemnified Persons from seeking reallocation among themselves);
(ii) a director or officer who would otherwise be an Indemnified Person under this Section 9.11 shall not be entitled to the benefits hereof unless such director or officer has executed a Joinder Agreement (the "Joinder

Agreement") in the form of Exhibit 9.11 hereto; and (iii) amounts otherwise required to be paid by HNB to an Indemnified Person pursuant to this Section
9.11 shall be reduced by any amounts that such Indemnified Person recovers by virtue of the claim for which indemnification is sought.

     (d) HNB and Hibernia agree that the $5 million indemnification limit set forth in paragraph (c) of this Section 9.11 shall not apply to any damages, liabilities, judgments and claims (and related expenses, including but not limited to attorney's fees and amounts paid in settlement) insofar as (i) they arise out of or are based upon the matters for which indemnification is provided in Section 11.2 hereof, or (ii) they arise out of or are based upon actions or inaction of one or more Hibernia or HNB officers, directors or employees (other than the Indemnified Person) after the Effective Date.

     9.12 Covenant to Close. At such time as is deemed appropriate by the parties hereto or as otherwise set forth in this Agreement, and upon satisfaction or waiver of each of the conditions to Closing of the Merger, the parties agree to take such actions as are reasonably necessary or appropriate to effect the Closing and the Merger.

     9.13 Conduct of Business in Ordinary Course. American Bank shall conduct its business in the ordinary course as conducted on the date hereof, consistent with past practices, from the date hereof through the Closing Date, and shall use its best efforts to preserve its existing relationships with clients, customers, vendors and employees.

     9.14. Retention Agreements and Severance. To the extent not prohibited by applicable law or administrative or court order or decree, Hibernia agrees to assume and pay without modification or amendment all obligations of American Bank under those certain retention agreements and severance policies identified on Schedule 9.14 hereto; provided, however, that Hibernia shall not be obligated to pay severance to any individual (except R. Preston Wailes, with respect to whom this proviso shall not apply so long as his severance payment from American Bank does not exceed in the aggregate $125,400) to whom Hibernia paid severance in connection with its merger with First Continental Bancshares, Inc. and, provided further, however, that the parties hereto expressly acknowledge and agree that Hibernia may require employees of American Bank who are recipients of severance to execute a severance agreement, providing for confidentiality, release of liability, cooperation in litigation and related matters as a condition to such severance without breaching this provision or the terms of American Bank's severance policies and agreements.

     9.15. Voting of American Bank Shares. Hibernia and HNB agree that, in the event either of them owns any shares of American

Bank Common Stock as of the date of the American Bank shareholders' meeting, Hibernia or HNB, as the case may be, will vote such shares, or cause such shares to be voted, in favor of the Merger.

     10. Permits, Consents and Approvals. As promptly as practicable after the date hereof:

     (a) Hibernia shall submit an application to the Comptroller of the Currency (the "Comptroller") for approval of the transactions contemplated hereby in accordance with the provisions of the Bank Merger Act;

     (b) American Bank shall endeavor to have its Affiliates execute a written agreement in substantially the form of Exhibit 9.7 hereto; provided, however, that American Bank shall have no such obligation prior to the receipt by the Board of Directors of American Bank of the Fairness Opinion described in Section
12.13 hereof;  and

     (c) American Bank shall endeavor to have each of the directors of American Bank execute an Agreement in substantially the form of Exhibit 10(d) hereto; provided, however, that American Bank shall have no such obligation prior to the receipt by the Board of Directors of American Bank of the Fairness Opinion.

     11.  Confidentiality; Hold Harmless; Restriction on Acquisitions.

     11.1. Confidentiality. For a period of five years after the date hereof, the parties hereto acknowledge that each of them or their representatives or agents has engaged in, and may continue to engage in, certain due diligence reviews and examinations with respect to the other and that, in the course of such reviews and examination, has received or may receive in the future confidential or proprietary information. Hibernia and American Bank agree, on behalf of themselves, their respective officers, directors, employees, representatives and agents, that they will not use any information obtained pursuant to due diligence investigations for any purpose unrelated to the consummation of the transactions contemplated by this Agreement, and, if the Merger is not consummated, will hold all such information and documents in confidence unless and until such time as such information or documents otherwise become publicly available or as it is advised by counsel that any such information or document is required by law to be disclosed, in which event the party required to make such disclosure shall advise and consult with the other party reasonably in advance of such disclosure regarding the information proposed to be disclosed. In the event of the termination of this Agreement, Hibernia and American Bank shall, promptly upon request by the other party, either destroy or return any documents so obtained.

     11.2. Hold Harmless. Hibernia will indemnify and hold harmless American Bank, each of its directors and officers and each person, if any who controls American Bank within the meaning of the 1933 Act and their respective heirs and estates against any losses, claims, damages or liabilities, joint, several or solidary, to which they or any of them may become subject, under the 1933 Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, or in any amendment or supplement thereto, or arising out of or based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse each such person for any legal or other expenses reasonably incurred by such person in connection with investigating or defending any such action or claim; provided, however, that Hibernia shall not be liable in any such case to the extent that any such loss, claim, damage or liability (or action in respect thereof) arises out of or is based upon any untrue statement or alleged untrue statement or omission or alleged omission made in the Registration Statement or any such amendment or supplement in reliance upon and in conformity with information furnished to Hibernia by American Bank for use therein. Promptly after receipt by an indemnified party hereunder of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against Hibernia under this Section, notify Hibernia in writing of the commencement thereof. In case any such action shall be brought against any indemnified party and it shall notify Hibernia of the commencement thereof, Hibernia shall be entitled to participate therein, and to the extent that it shall wish, to assume the defense thereof, with counsel satisfactory to such indemnified party, and, after notice from Hibernia to such indemnified party of its election to so assume the defense thereof, Hibernia shall not be liable to such indemnified party under this Section 11.2 for any legal expenses of other counsel, except in the event of a conflict of interest and with Hibernia's consent, which consent will not be unreasonably withheld, or any other expenses subsequently incurred by such indemnified party.

     12.  Conditions.  The consummation of the Merger is conditioned upon:

     12.1. Shareholder Approval; Dissenters. Approval of this Agreement by the required vote of shareholders of American Bank and exercise and perfection of dissenters' rights pursuant to the Bank Merger Act by holders of American Bank Common Stock holding in the aggregate no more than 10% of the American Bank Common Stock outstanding on the Closing Date.

     12.2. OCC Approval. Procurement by Hibernia of the approval of the Comptroller of the Merger and any and all other transactions contemplated hereby.

     12.3. Other Approvals. Procurement of all other consents and approvals and satisfaction of all other requirements prescribed by law that are necessary to the consummation of the transactions contemplated by this Agreement.

     12.4. No Restraining Action. No litigation or proceeding initiated by any governmental authority shall be pending before any court or agency that shall present a claim to restrain, prohibit or invalidate the transactions contemplated hereby and neither Hibernia nor American Bank shall be prohibited by any order of any court or other governmental authority from consummating the transactions provided for in this Agreement.

     12.5. Opinion of Hibernia Counsel. American Bank and its directors shall have received an opinion, dated the Closing Date, of counsel for Hibernia, in substantially the form of Exhibit 12.5 hereto.

     12.6. Opinion of American Bank Counsel. Hibernia, its directors and its officers who sign the Registration Statement shall have received an opinion, dated the Closing Date, of McGlinchey Stafford Lang, A Law Corporation, for American Bank, in substantially the form of Exhibit 12.6 hereto.

     12.7. Representations, Warranties and Agreements of American Bank. Each of the representations, warranties, and agreements of American Bank contained herein in all material respects shall be true on, or complied with by, the Closing Date as if made on such date (or on the date when made in the case of any representation or warranty which specifically relates to an earlier date) and Hibernia shall have received a certificate signed by the Chairman of the Board and the President of American Bank, dated the Closing Date, to such effect; American Bank shall have furnished to Hibernia such other certificates as Hibernia shall reasonably request in connection with the Closing (as defined in Section 14 hereof), evidencing compliance with the terms hereof and its status, business and financial condition. American Bank shall have furnished Hibernia with such further documents or other materials as Hibernia shall have reasonably requested in connection with the transactions contemplated hereby.

     12.8. Representations, Warranties and Agreements of Hibernia. Each of the representations, warranties and agreements of Hibernia contained herein in all material respects shall be true on, or complied with by, the Closing Date as if made on such date (or the date when made in the case of any representations or warranty which specifically relates to an earlier date) and American Bank shall have received a certificate signed by the Chief

Executive Officer of Hibernia, dated the Closing Date, to such effect; Hibernia shall have furnished to American Bank such other certificates as American Bank shall reasonably request in connection with the Closing, evidencing compliance with the terms hereof and its status, business and financial condition.
Hibernia shall have furnished American Bank with such further documents or other materials as American Bank shall have reasonably requested in connection with the transactions contemplated hereby.

     12.9. Effective Registration Statement. The Registration Statement shall have become effective and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and American Bank shall have received a certificate to such effect from the officer of Hibernia designated as its agent for service on the cover page of the Registration Statement (which certificate may be to the knowledge of such officer).

     12.10. Blue Sky. Hibernia shall have received all state securities laws and "blue sky" permits and other authorizations, or qualified for or perfected exemptions therefrom, necessary to consummate the transactions contemplated hereby.

     12.11. Tax Opinion. Hibernia shall have engaged, and Hibernia and American Bank shall have received an opinion of, a nationally recognized public accounting firm, which opinion shall be satisfactory in form and substance to Hibernia and American Bank, to the effect that the Merger when consummated in accordance with the terms hereof will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, and that the exchange of American Bank Common Stock to the extent exchanged for Hibernia Common Stock will not give rise to gain or loss to the shareholders of American Bank with respect to such exchange and that the Louisiana income tax treatment to the shareholders of American Bank will be substantially the same as the federal income tax treatment to the shareholders of American Bank.

     12.12. Listing on New York Stock Exchange. The shares of Hibernia Common Stock issuable to the holders of American Bank Common Stock in the Merger shall have been approved for listing on the New York Stock Exchange, Inc. on or before the Closing Date, subject to official notice of issuance.

     12.13. Fairness Opinion. American Bank shall have received a letter from Montgomery Securities dated prior to the scheduled date of mailing of the Proxy Statement to its shareholders, which has not been withdrawn prior to the Closing Date, to the effect that the terms of the Merger are fair to its shareholders from a financial point of view.

     12.14. Assertion of Conditions. A failure to satisfy any of the requirements set forth in Section 12.5, 12.8, 12.12 or 12.13 shall only constitute conditions to consummation of the Merger if asserted by American Bank and a failure to satisfy any of the requirements set forth in Section 12.6, 12.7 or 12.10 shall only constitute conditions to consummation of the Merger if asserted by Hibernia.

     13. Termination. This Agreement may be terminated prior to the Closing Date, either before or after its approval by the shareholders of the parties hereto, in any of the following events:

     13.1. Mutual Consent. By the mutual consent of the parties hereto, if the Board of Directors of each party so determines.

     13.2. Breach of Representation, Warranty or Covenant. By either party hereto, in the event of a breach by the other party (a) of any covenant or agreement contained herein or (b) of any representation or warranty herein, if
(i) the facts constituting such breach reflect a material adverse change in the financial condition, results of operations or business taken as a whole, of the breaching party, which in either case cannot be or is not cured within 60 days after written notice of such breach is given to the party committing such breach, or (ii) in the event of a breach of a warranty or covenant, such breach results in a material increase in the cost of the non-breaching party's performance of this Agreement.

     13.3. Passage of Time; Inability to Satisfy Conditions. By either party hereto, in the event that (i) the Merger is not consummated by April 30, 1995, or (ii) any condition to Closing cannot be satisfied by April 30, 1995 and will not be waived by the party or parties entitled to waive it.

     13.4. Failure to Obtain Regulatory Approval. By either party hereto, at any time after the Comptroller has denied any application for any approval or clearance required to be obtained as a condition to the consummation of the Merger and the time period for all appeals or requests for reconsideration thereof has run.

     13.5. Failure to Obtain Shareholder Approval. By either party hereto, if the Merger is not approved by the required vote of shareholders of American Bank.

     13.6. Dissenters. By Hibernia, if holders of more than 10 percent of the outstanding American Bank Common Stock exercise statutory rights of dissent and appraisal pursuant to the Bank Merger Act.

     13.7. Material Adverse Change. By American Bank, if a material adverse change as described in Section 8.7 of this Agreement occurs, and by Hibernia, if a material adverse change as described in Section 7.7 hereof occurs, after the date hereof and prior to the Closing.

     13.8.  Use of Pooling-of-Interests Accounting Treatment.   By Hibernia, in
the event it shall determine that the facts and circumstances surrounding the Merger prohibit or materially jeopardize the treatment of the Merger as a pooling-of-interests for accounting purposes.

     13.9. Fairness Opinion. By American Bank, if it shall not have received a letter from Montgomery Securities dated within five days of the scheduled date of mailing of its proxy statement to its shareholders to the effect that the terms of the Merger are fair to its shareholders from a financial point of view.

     13.10. Price of Hibernia Common Stock. By American Bank, if both (a) the quotient of the Average Market Price of Hibernia Common Stock on the business day immediately preceding the Closing Date divided by the average of the mean of the high and low prices of one share of Hibernia Common Stock for the ten business days preceding the date of this Agreement, as reported in The Wall Street Journal, (the "Hibernia Quotient") is less than 0.8 and (b) the quotient of the average closing value of the Standard & Poors Regional Bank Index for the ten business days preceding the business day immediately preceding the Closing Date divided by the average closing value of the Standard & Poors Regional Bank Index for the ten business days preceding the date of this Agreement (the "S&P Quotient") exceeds the Hibernia Quotient by more than 0.1.

     14. Closing and Effective Date. The closing of the Merger (the "Closing") shall take place at the office of Hibernia at 313 Carondelet Street, New Orleans, Louisiana, at 11:00 a.m. local time, or at such other place or time as shall be mutually agreeable to the parties hereto, on the first business day occurring after the last to occur of: (i) the date that falls 30 days after the date of the order of the Comptroller approving the Merger of American Bank with and into HNB pursuant to the Bank Merger Act, or such later date within 60 days of such date as may be agreed upon between the parties hereto; (ii) the date that falls 5 days after the date on which the last meeting of shareholders called to approve this Agreement is held; or (iii) such other date chosen by the parties (the date and time of the Closing being referred to herein as the "Closing Date"). Immediately upon consummation of the Closing, or on such other later date as the parties hereto may agree, the Merger Agreement shall be certified, executed, acknowledged and delivered to the Office of the Comptroller for filing pursuant to and in accordance with the provisions of the Bank Merger Act and to the Louisiana Office of Financial Institutions. The Merger shall become effective as of the date and time set forth in the Merger Agreement (such date and time being referred to herein as the "Effective Date").

     15.  Survival and Termination of Representations, Warranties and Covenants.

     15.1. Except as otherwise provided in this Section 15, the representations, warranties and covenants contained in this Agreement shall terminate as of the earlier of the Effective Date or the termination of this Agreement. Upon termination of such representations, warranties and covenants, such provisions shall be of no further force or effect, and no party hereto shall have any legal right to redress, whether for breach of contract or otherwise, as a result of a breach of any such provision.

     15.2. The provisions and agreements set forth in Sections 3, 5, 9.11, 9.12, 9.14, 11 and 15 and the last sentence of Section 8.3 hereof shall survive the Closing, if the Closing occurs, for the benefit of the shareholders, directors and officers of American Bank who are the intended beneficiaries of such provisions.

     15.3. The provisions of Section 11 and liabilities for a breach of the provisions of Sections 9.2 or 9.12 shall survive the termination of this Agreement if this Agreement terminates without the Closing or the Merger having occurred, in which event liability for a breach of Section 9.2 or Section 9.12 shall survive the termination of the Agreement for a period of 180 days following the date on which the Agreement terminates. Nevertheless, no party to this Agreement shall have a legal right to redress or cause of action for a breach of Section 9.2 except in those circumstances in which such breach directly resulted in the termination of the Agreement.

     15.4. In consideration of the mutual benefits and agreements contained in this Agreement, each of the parties hereto, on behalf of itself and its successors and assigns, hereby irrevocably waives any right or cause of action which otherwise would survive in the absence of this Section 15.

     16. Amendment; Waivers. To the extent permitted under applicable law, prior to the Closing Date any provision of this Agreement may be amended or modified at any time, either before or after its approval by the shareholders of the parties hereto, (i) by an agreement in writing among the parties hereto approved by their respective Boards of Directors and executed in the same manner as this Agreement, and (ii) as provided in the Bank Merger Act. Except with respect to any required shareholder or regulatory approval, each party hereto, by written instrument signed by a duly authorized officer of such party, may at any time (whether before or after approval of this Agreement by the shareholders of Hibernia or American Bank) extend the time for the performance of any of the obligations or other acts of the other party hereto and may waive (i) any inaccuracies of the other party in the representations or warranties contained in this agreement or any document delivered pursuant hereto, (ii) compliance with any of the covenants, undertakings, or agreements of the other party, or satisfaction of any of the conditions precedent to its obligations, contained herein or (iii) the performance by the other party of any of its obligations set out herein or therein; provided that no such waiver executed after approval of this Agreement by the shareholders of Hibernia or American Bank shall change the number of shares of Hibernia Common Stock into which shares of American Bank Common Stock will be converted by the Merger.

     17. Execution in Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to constitute an original. Each such counterpart shall become effective when one counterpart has been signed by each party hereto.

     18. Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Louisiana applicable to agreements made and entirely to be performed within such State, except as federal law may be applicable.

     19. Expenses. Except as otherwise provided in this Agreement, each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby, including the fees, expenses and disbursements of its counsel and auditors, provided that printing expenses shall be borne by Hibernia.

     20. No Assignment. Prior to the Effective Date, neither party hereto may assign any of its rights or obligations under this Agreement to any other person without the prior written consent of the other party hereto, including any transfer or assignment by operation of law.

     21. Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally or sent by registered or certified mail, postage prepaid, to the Chief Executive Officer of each party hereto at the address of such party set forth in the preamble to this Agreement and shall be deemed to have been given as of the date so personally delivered or mailed. A copy of all notices or other communications directed to Hibernia or HNB shall be sent to:

     Hibernia National Bank
     313 Carondelet Street
     New Orleans, Louisiana  70130
     Attention: Patricia C. Meringer, Corporate Law and a copy of all notices or other communications directed to American Bank shall be sent to:

     McGlinchey Stafford Lang
     A Law Corporation
     2777 Stemmons Freeway
     Suite 925
     Dallas, Texas  75207
     Attention:  Alan Jacobs, Esq.

     22. Headings. The headings in this Agreement are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

     23. Entire Agreement. This Agreement and the Schedules and Exhibits hereto supersede any and all oral or written agreements and understandings heretofore made relating to the subject matter hereof and contain the entire agreement of the parties relating to the subject matter hereof. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto, and their respective successors. Nothing in this Agreement or in the Merger Agreement is intended to or shall be construed to confer upon or to give any person other than the parties hereto any rights, remedies, obligation or liabilities under or by reason of this Agreement except as expressly provided herein.

     IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed in counterparts by their duly authorized officers and their corporate seals to be hereunto affixed, all as of the day and year first above written.

                                  Hibernia Corporation


                                  ----------------------------------------
                                  Stephen A. Hansel
                                  President and Chief Executive
                                  Officer
Attest:


- ------------------------------
Patricia C. Meringer
Secretary

                                  Hibernia National Bank


                                  _______________________________________
                                  Stephen A. Hansel
                                  President and Chief Executive
                                  Officer

Attest:


- ------------------------------
Patricia C. Meringer
Secretary

                                  American Bank


                                  By:  _____________________________
                                       Darryl J. Chauvin
                                       President and Chief Executive
                                       Officer

Attest:


- ------------------------------
Sharon B. Kell
Assistant Secretary

                                  APPENDIX B
                   FORM OF OPINION OF MONTGOMERY SECURITIES

September 19, 1994

Members of the Board of Directors
American Bank
22 Apple Street
Norco, LA  70079


Gentlemen:

     We understand that American Bank, a Louisiana banking association (the "Company"), Hibernia Corporation, a Louisiana corporation ("Acquiror") and Hibernia National Bank, a wholly-owned subsidiary of Acquiror ("Acquisition Sub"), have entered into a Merged Agreement dated September 19, 1994 (the "Merger Agreement"), pursuant to which the Company will be merged with and into Acquisition Sub, which will be the surviving entity (the "Merger"). Pursuant to the Merger, as more fully described in the Merger Agreement, we understand that each outstanding share of the common stock, $1.00 par value per share, of the Company (the "Common Stock") will be converted into and exchangeable for that number of shares of the common stock, no par value per share, of Acquiror obtained by dividing 2,250,000 by the total number of issued and outstanding shares of Common Stock (subject to certain adjustments (the "Consideration").

     You have asked for our opinion as to whether the Consideration to be received by the shareholders of the Company pursuant to the Merger is fair to the shareholders of the Company from a financial point of view, as of the date hereof.

     In connection with our opinion, we have, among other things: (i) reviewed certain publicly available financial and other data with respect to the Company and Acquiror, including the consolidated financial statements for recent years and interim periods to date and certain other relevant financial and operating data relating to the Company and Acquiror made available to us from published sources and from the internal records of the Company; (ii) reviewed the Merger Agreement; (iii) reviewed certain historical market prices and trading volumes of Acquiror common stock as reported by the New York Stock Exchange; (iv) compared the Company and Acquiror from a financial point of view with certain other companies in the banking industry which we deemed to be relevant; (v) considered the financial terms, to the extent publicly available, of selected recent acquisitions of companies in the banking industry which we deemed to be comparable, in whole or in part, to the Merger; (vi) reviewed and discussed with representatives of the management of the Company and Acquiror certain information of a business and financial nature regarding the Company and Acquiror, furnished to us by them, including financial forecasts and related assumptions of the Company; (vii) made inquiries regarding and discussed the Merger and the Merger Agreement and other matters related thereto with the Company's counsel; and (viii) performed such other analyses and examinations as we have deemed appropriate.

     In connection with our review, we have assumed and relied upon the accuracy and completeness of the foregoing information with respect to the Company and Acquiror and we have not assumed responsibility for independent verification of such information. with respect to the financial forecasts for the Company provided to us by its management, we have assumed for purposes of our opinion that the forecasts have been reasonably prepared on bases reflecting the best available estimates and judgments of the Company's management at the time of preparation as to the future financial performance of the Company and that they provide a reasonable basis upon which we can form our opinion. We have also assumed that there have been no material changes in the Company's or Acquiror's assets, financial condition, results of operation, business or prospects since the respective dates of their last financial statements made available to us.
We have relied on advice of counsel to the Company as to legal matters with respect to the Company, the Merger and the Merger Agreement. We are not experts in the evaluation of loan portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and have assumed that such allowances for each of the Company and Acquiror are in the aggregate adequate to cover such losses. In addition, we have not assumed responsibility for reviewing any individual credit files or making an independent evaluation, appraisal or physical inspection of the assets or individual properties of the Company or Acquiror, nor have we been furnished with any such appraisals. Further, our opinion is based on economic, monetary and market conditions as in effect on, and the information made available to us as of, the date hereof.

     We have further assumed that the Merger will be consummated in accordance with the terms described in the Merger Agreement, without any further amendments thereto, and without waiver by the Company of any of the conditions to its obligations thereunder.

     Based upon the foregoing, and in reliance thereon, it is our opinion the Consideration to be received by the shareholders of the Company pursuant to the Merger is fair to such shareholders from a financial point of view, as of the date hereof.

     This opinion is furnished pursuant to our engagement letter, dated April 15, 1994, and is solely for the benefit of the Board of Directors of the Company. Except as provided in such engagement letter, this opinion may not be used or referred to by the Company, or quoted or disclosed to any person in any manner without our prior written consent. In furnished this opinion, we do not admit that we are experts within the meaning of the term "experts" as used in the Securities Act of 1933 and the rules and regulations promulgated thereunder. This opinion is not intended to be and shall not be deemed to be a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Merger.

                                  Very truly yours,


                                  MONTGOMERY SECURITIES

                                   APPENDIX C


                  SELECTED PROVISIONS OF FEDERAL AND STATE LAW
                           RELATING TO THE RIGHTS OF
                            DISSENTING SHAREHOLDERS

FEDERAL LAW (12 U.S.C. SECTION 215A)

(b)  Dissenting Shareholders

     If a merger shall be voted for at the called meetings by the necessary majorities of the shareholders of each association or State bank participating in the plan of merger, and thereafter the merger shall be approved by the Comptroller, any shareholder of any association or State bank to be merged into the receiving association who has voted against such merger at the meeting of the association or bank of which he is a stockholder, or has given notice in writing at or prior to such meeting to the presiding officer that he dissents from the plan of merger, shall be entitled to receive the value of the shares so help by him when such merger shall be approved by the Comptroller....

(d)  State Appraisal and Merger Law

     . . .The appraisal of such shares of stock in any State bank shall be determined in the manner prescribed by the law of the State in such cases, rather than as provided in this section, if such provision is made in the State law; and no such merger shall be in contravention of the law of the State under which such bank is incorporated. The provisions of this subsection shall apply only to shareholders of (and stock owned by them in) a bank or association being merged into the receiving association.

STATE LAW (LA. REV. STAT. 6: 376)

     A. If a state bank has, by vote of its stockholders, become a party to a merger...,then, ...a stockholder who voted against such action shall have the right to dissent.

     C. (1) Except as provided in the last sentence of this Subsection, any stockholder electing to exercise such right of dissent shall file with the bank, prior to or at the meeting of stockholders at which such proposed action is submitted to vote, a written objection to such proposed action and shall vote his shares against such action.

     (2) If such proposed action be taken by the required vote...,and the merger...authorized thereby be effected, the bank shall promptly thereafter give written notice thereof, by registered mail, to each stockholder who filed such written objection to and voted his shares against such action at such stockholder's last address on the bank's records.

     (3) Each such stockholder may, within twenty days after the mailing of such notice to him but not thereafter, file with the bank a demand in writing for the fair cash value of his shares as of the day before such vote was taken, provided that he state in such demand the value demanded and a post office address to which the reply of the bank may be sent and at the same time deposit in escrow in a bank or trust company located in the parish of the domicile of the bank the certificates representing his shares, duly endorsed and transferred to the escrow bank upon the sole condition that said certificates shall be delivered to the bank upon payment of the value of the shares determined in accordance with the provisions of this Section. With his demand, the stockholder shall deliver to the bank the written acknowledgment of such escrow bank or trust company with which such certificates have been deposited that it so holds his certificates of stock.

     (4) Unless the objection, demand, and acknowledgment aforesaid be made and delivered by the stockholder within the period described in this Subsection, he shall conclusively be presumed to have acquiesced in the action proposed or taken.

     D. If the bank does not agree to the value so stated and demanded...it shall, within twenty days after the receipt of such demand and acknowledgment, notify in writing the stockholder at the designated post office address of its disagreement and shall state in such notice the value it will agree to pay if any payment should be held to be due; otherwise, it shall be liable for and shall pay the dissatisfied stockholder the value demanded by him for his shares.

     E. (1) In case of disagreement as to such fair cash value or as to whether any payment is due after compliance by the parties with the provisions of Subsections C and D of this Section, the dissatisfied stockholder within sixty days after receipt of notice in writing of the bank's disagreement but not thereafter may file suite against the bank or the merged or consolidated bank, as the case may be, in the district court of the parish in which the bank or the merged or consolidated bank, as the case may be, is domiciled prayed the court to fix and decree the fair cash value of the dissatisfied stockholder's shares as of the day before the action complained of was taken, and the court shall, on such evidence as may be adduced in relation thereto, determine summarily whether any payment is due and, if so, such cash value, and render judgment accordingly.

     (2) Any stockholder entitled to file such a suit may, within such sixty-day period but not thereafter, intervene as a plaintiff in such a suit filed by another stockholder and recover therein judgment against the bank for the fair cash value of his shares. No order or decree shall be made by the court staying the proposed action, and any such action may be carried to completion notwithstanding any such suit.

     (3) Failure of the stockholder to bring suit or to intervene in such a suit within sixty days after receipt of notice of disagreement by the bank shall conclusively bind the stockholder:

     (a)  By the bank's statement that no payment is due; or

     (b) If the bank does not contend that no payment is due, to accept the value of his shares as fixed by the bank in its notice of disagreement.

     F. When the fair value of the shares has been agreed upon between the stockholder and the bank, or when the bank has become liable for the value demanded by the stockholder because of failure to give notice of disagreement and of the value it will pay, or when the stockholder has become bound to accept the value the bank agrees is due because of his failure to bring suit within sixty days after receipt of notice of the bank's disagreement, the action of the stockholder to recover such value must be brought within five years from the date the value was agreed upon or the liability of the bank became fixed.

     G. If the bank or the merged or consolidated bank, as the case may be, shall, in its notice of disagreement, have offered to pay the dissatisfied stockholder on demand an amount in cash deemed by it to be fair cash value of his shares, and if, on the institution of a suit by the dissatisfied stockholder claiming an amount in excess of the amount offered, the bank or the merged or consolidated bank, as the case may be, shall deposit in the registry of the court, there to remain until the final determination of the cause, the amount so offered; then, if the amount finally awarded such stockholder, exclusive of interest and costs, be more than the amount offered and deposited as aforesaid, the costs of the proceeding shall be taxed against the bank or the merged or consolidated bank, as the case may be, and judicial interest may be awarded against such bank only on the amount of the award in excess of the amount deposited in the registry of the court; otherwise, the costs of the proceeding shall be taxed against such stockholder.

     H. Upon filing a demand for the value of his shares, the stockholder shall cease to have any of the rights of a stockholder except the rights accorded by this Section. Such a demand may be withdrawn by the stockholder at any time before the bank gives notice of disagreement as provided in Subsection D of this Section. After such notice of disagreement is given, withdrawal of a notice of election shall require the written consent of the bank. If a notice of election is withdrawn, or the proposed corporate action is abandoned or rescinded, or a court should determine that the stockholder is not entitled to receive payment for his shares, or the stockholder should otherwise lose his dissenters' rights:

     (1)  He shall not have the right to receive payment for his shares;

     (2) His share certificates shall be returned to him and, on his request, new certificates shall be issued to him in exchange for the old ones endorsed to the bank; and

     (3) He shall be reinstated to all his rights as a stockholder as of the filing of his demand for value, including any intervening preemptive rights and the right to payment of any intervening dividend or other distribution, or, if any rights have expired or any such dividend or distribution other than in cash has been completed, in lieu thereof, at the election of the bank he shall receive the fair value thereof in cash as determined by the board as of the time of such expiration or completion, but without prejudice otherwise to any proceeding that may have been taken in the interim.

                                  APPENDIX D

                      FORM OF OPINION OF ERNST & YOUNG LLP
                         REGARDING CERTAIN TAX MATTERS




  December 31, 1994

  Hibernia Corporation
  313 Carondelet
  P.O. Box 61540
  New Orleans, Louisiana  70161

  American Bank
  22 Apple Street
  Norco, Louisiana 70079-2214

  Dear Sir or Madam:

  This letter is in response to your request that we provide you with our opinion concerning certain federal income tax consequences which would arise from consummation of the proposed merger of American Bank ("Bank") with and into Hibernia National Bank ("HNB"), a wholly-owned subsidiary of Hibernia Corporation ("Hibernia"). (Hereinafter, referred to as the "Merger.")

  In rendering this opinion, we have relied upon the facts, summarized below, as they have been presented to us orally by the management of Hibernia and verified, in the Statements of Facts and Representations dated December 31, 1994 provided by the respective managements of Bank, Hibernia, and HNB; in the Agreement and Plan of Merger made and entered into by and between Bank and Hibernia as of September 19, 1994 (the "Plan of Merger"); and in the
  Registration Statement (Form S-4), dated December    , 1994, filed with the
  Securities and Exchange Commission, as declared effective on December   , 1994
  and containing the Proxy Statement-Prospectus of Bank and Hibernia dated
  January   , 1995 ("Prospectus").  (These are sometimes hereinafter referred to collectively as "Documents.")

  You have represented to us that the facts contained in the Documents provide an accurate and complete description of the facts and circumstances concerning the proposed Merger. We have made no independent investigation of the factual matters and circumstances and, therefore, have relied upon the facts and representations in the Documents for purposes of this letter. Any changes to the facts or Documents may affect the conclusions stated herein.

  We understand that reference to Ernst & Young LLP and the form of our opinion is described in the Prospectus relating to the issuance of Hibernia Common Stock in connection with the proposed Merger and the special meeting of the Bank shareholders with respect thereto. We consent to such reference in the Prospectus under the captions, "Summary", "Conditions to Consummation of the Merger," and "Proposed Merger--Material Tax Consequences." We also understand that the form of this letter is included as an appendix to the Form S-4 Registration Statement. We consent to such inclusion.


  STATEMENT OF FACTS

  Bank is a state banking association organized under the laws of the State of Louisiana, engaged principally in the banking business. The presently authorized capital stock of Bank is 1,000,000 shares of common stock, par value $1.00 per share ("Bank Common Stock") and 500 shares of preferred stock, par value $1,000 per share ("Bank Preferred Stock"). As of the date hereof, 483,686 shares of Bank Common Stock were issued and outstanding and held by approximately _____ shareholders. No shares of Bank Preferred Stock were issued and outstanding as of the date hereof. 314 shares of Bank Common Stock were held in Bank's treasury as of the date hereof. There are no options, warrants, subordinated rights or other rights to purchase Bank Common Stock.

  Hibernia is a bank holding company organized and existing under the laws of the State of Louisiana with shares registered under the Securities Act of 1933. The presently authorized capital stock of Hibernia is 300,000,000 shares, consisting of 100,000,000 shares of preferred stock, no par value, and 200,000,000 shares of Class A voting common stock, no par value (the Class A voting common stock being referred to hereinafter as "Hibernia Common Stock"). As of September 30, 1994, no shares of Hibernia's preferred stock were outstanding, 96,924,803 shares of Hibernia Common Stock were outstanding, and 192,700 shares of Hibernia Common Stock were held in Hibernia's treasury. There are no existing options, warrants, calls or commitments of any kind obligating Hibernia to issue any share of its capital stock or any other security of which it is or will be the issuer, except that Hibernia has issued warrants to purchase shares of Hibernia Common Stock pursuant to the terms of the Senior Secured Restructuring Agreement dated as of May 27, 1992, of which warrants to purchase 660,845 shares of Hibernia Common Stock were outstanding as of September 30, 1994. Additionally, Hibernia has authorized or reserved 1,711,428 shares of Hibernia Common Stock for issuance under its 1987 Stock Option Plan, pursuant to which options covering 1,555,212 shares of Hibernia Common Stock were outstanding as of September 30, 1994; 3,852,787 (as adjusted) shares of Hibernia Common Stock for issuance under its 1992 Long-Term Incentive Plan, pursuant to which options covering 2,539,646 shares of Hibernia Common Stock were outstanding as of September 30, 1994; 1,000,000 shares of Hibernia Common Stock for issuance under its 1993 Director Stock Option Plan, pursuant to which options covering 155,000 shares of Hibernia Common Stock are outstanding as of September 30, 1994; and 523,783 shares of Hibernia Common Stock are available for issuance pursuant to Hibernia's Dividend Reinvestment and Stock Purchase Plan. Pending mergers with Pioneer Bancshares Corporation, First State Bank and Trust Company of Bogalusa, STABA Bancshares, Inc. and Progressive Bancorporation, Inc. will result in the additional issuance of approximately 16 million shares of Hibernia Common Stock. Hibernia Common Stock is traded on the New York Stock Exchange.

  HNB is a nationally chartered commercial bank engaged principally in the banking business. HNB is a wholly owned subsidiary of Hibernia.


  BUSINESS PURPOSE

  The management of Hibernia has represented to us that Hibernia desires to consummate the Merger in order to improve its presence in the Louisiana market. As discussed in the Prospectus under the caption, "Background of and Reasons for the Merger," the Bank Board of Directors believes the customers, depositors, and communities served by Bank will benefit from being part of a larger banking entity as a result of the future growth, synergies and cost savings expected to be realized from the Merger.


  PROPOSED TRANSACTIONS

  In accordance with the above-stated business purpose, the following transactions have been proposed:

  1. After all necessary regulatory and shareholder approvals have been granted, there will be a merger (i.e., the Merger) of Bank with and into HNB in accordance with the provisions of Bank Merger Act, 12 U.S.C. Sections 1828 et. seq. and 12 U.S.C. Section 215a ("Bank Merger Act").

  2. In the Merger, HNB will acquire all of the assets and assume all of the liabilities of Bank in exchange for Hibernia Common Stock. As a result of the Merger, each share of the issued and outstanding Bank Common Stock shall be converted into and become the number of shares of Hibernia Common Stock determined in accordance with the exchange rate. The exchange rate shall be the number that is obtained by dividing 2,250,000 by the total number of issued and outstanding shares of Bank Common Stock on the closing date. In the event the Average Market Price (defined below) is less than $7.75 per share, the exchange rate shall be calculated as follows: ($17,437,500 divided by the Average Market Price of Hibernia Common Stock) divided by the number of issued and outstanding shares of Bank Common Stock. In the event that the Average Market Price of Hibernia Common Stock is greater than $8.875 per share, the exchange rate shall be calculated as follows:
      ($19,968,750 divided by the Average Market Price of Hibernia Common Stock) divided by the number of issued and outstanding shares of Bank Common Stock.

      In the event that, among other things, either (i) Hibernia executes, prior to the effective date of the Merger, an agreement to merge with an unaffiliated third party in a transaction in which Hibernia will not be the surviving holding company; or (ii) if an unaffiliated third party has acquired or commenced a public offer that has not been withdrawn or otherwise terminated within ten days prior to the closing date, to acquire control of Hibernia through share ownership or otherwise, then the exchange rate shall be calculated as the number that is obtained by dividing 2,250,000 by the total number of issued and outstanding shares of Bank Common Stock.

      If the aggregate professional fees, including fees of counsel and accountants, including expense reimbursements to such professionals, but excluding fees of Montgomery Securities, incurred by Bank in connection with the Merger exceeds $175,000, then the number of shares of Hibernia Common Stock to be issued in the Merger will be reduced by the number of shares resulting from application of the following formula: (x - $175,000) divided by the Average Market Price of Hibernia Common Stock, where x = the actual aggregate professional fees and expenses incurred by Bank. If the Average Market Price of Hibernia Common Stock is less than $7.75 per share or greater than $8.875 per share, then the aggregate dollar amount of consideration to be paid in the form of Hibernia Common Stock will be reduced by the amount by which the actual aggregate professional fees and expenses incurred by Bank in connection with the Merger exceeds $175,000.

      The Average Market Price is defined as the average of the high and low sales prices of one share of Hibernia Common Stock for the five business days preceding the last trading day immediately prior to the closing date as reported in the Wall Street Journal. Holders of shares of Bank Common Stock outstanding immediately prior to the effective date of the Merger shall cease to be, and shall have no rights as, shareholders of Bank after the Merger.

  3. As a result of the Merger, each share of the issued and outstanding Bank Common Stock shall cease to be outstanding and will be canceled.

  4. No fractional shares will be issued. Each holder of Bank Common Stock who would otherwise have been entitled to receive a fraction of a share of Hibernia Common Stock shall receive in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share multiplied by the Average Market Price of Hibernia Common Stock.

  5. By following certain statutory procedures, shareholders of Bank may exercise dissenter's rights entitling them to receive in cash the value of their respective Bank Common Stock in lieu of receiving Hibernia Common Stock in the Merger.


  REPRESENTATIONS

  For purposes of our evaluation, we have received from the respective managements of Bank, Hibernia, and HNB, Statements of Facts and Representations, dated December 31, 1994, as set forth below. References to the "Code" are to the Internal Revenue Code of 1986, as amended.

  The following representations have been made in connection with the Merger:

      (a) The fair market value of the Hibernia Common Stock to be received by each Bank Common Stock shareholder will be approximately equal to the fair market value of the Bank Common stock surrendered in the exchange.

      (b) There is no plan or intention by the shareholders of Bank who own five percent or more of the Bank Common Stock and to the best knowledge of management of Bank, there is no intention on the part of the remaining shareholders of Bank, to sell, exchange, or otherwise dispose of a number of shares of Hibernia Common Stock received in the transaction that would reduce the Bank shareholders' ownership of Hibernia Common Stock to a number of shares having a value, as of the date of the transaction, of less than 50 percent of the value of all the formerly outstanding Common Stock of Bank as of the same date. For purposes of this representation, any shares of Bank Common Stock surrendered by dissenters, or exchanged for cash in lieu of fractional shares of Hibernia Common Stock, will be treated as outstanding Bank Common Stock on the date of the transaction.

          Moreover, shares of Bank Common Stock and shares of Hibernia Common Stock held by former Bank shareholders and otherwise sold, redeemed, or disposed of prior to September 19, 1994 or subsequent to the transaction will be considered in making this representation.

      (c) The payment of cash in lieu of fractional shares of Hibernia Common Stock is solely for the purpose of avoiding the expense and inconvenience to Hibernia of issuing fractional shares and does not represent separately bargained for consideration. The total cash consideration that will be paid in the transaction to the Bank shareholders instead of issuing fractional shares of Hibernia will not exceed one percent of the total consideration that will be issued in the transaction to the Bank shareholders in exchange for their shares of Bank Common Stock. The fractional share interests of each Bank shareholder will be aggregated, and no Bank shareholder will receive cash in an amount equal to or greater than the value of one full share of Hibernia Common Stock.

      (d) HNB will acquire at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by Bank immediately prior to the Merger. For purposes of this representation, amounts paid by Bank to dissenters, Bank assets used to pay its reorganization expenses, and all redemptions and distributions (except for regular, normal dividends) made by Bank immediately preceding the transfer, will be included as assets of Bank held immediately prior to the transaction.

      (e) Prior to the transaction, Hibernia will be in control of HNB within the meaning of Section 368(c) of the Code wherein "control" is defined to mean the ownership of stock possessing at least 80 percent of the total combined voting power of all classes of stock entitled to vote and at least 80 percent of the total number of shares of all other classes of the corporation.

      (f) Following the transaction, HNB will not issue additional shares of its Common Stock that would result in Hibernia losing control of HNB within the meaning of Section 368(c) of the Code.

      (g) Hibernia has no plan or intention to reacquire any of its Common Stock issued in the Merger other than to acquire a nominal amount of shares of Common Stock that may be acquired in ordinary business transactions (including, but not limited to, open market purchases in brokers' transactions).

      (h) Hibernia has no plan or intention to liquidate HNB; to merge HNB into another corporation; to sell or otherwise dispose of the Common Stock of HNB; or to cause HNB to sell or otherwise dispose of any of the assets of Bank acquired in the transaction, except for dispositions made in the ordinary course of business. As Hibernia makes other acquisitions, it is likely that some or all of the acquired banks will be merged with and into HNB. At this time, the discussion provided under the caption "Parties to the Merger" in the Prospectus provides a complete list of all pending acquisitions that are covered by definitive agreements. However, no Common Stock of HNB will be issued as consideration in any of the pending acquisitions.

      (i) Following the transaction, Hibernia will continue, substantially unchanged, the banking business of Bank, which will be merged with and into HNB.

      (j) The liabilities of Bank assumed by HNB and the liabilities to which the transferred assets of Bank are subject were incurred by Bank in the ordinary course of its business.

      (k) Following the transaction, HNB will continue the historic business of Bank or will use a significant portion of Bank's historic business assets in its business.

      (l) Except for expenses relating to the registration of the Hibernia Common Stock and certain proxy printing and mailing expenses to be paid solely by Hibernia, which are directly related to the Merger in accordance with the guidelines established in Revenue Ruling 73-54, 1973-1 C.B. 187, Hibernia, Bank, and the shareholders of Bank will pay their respective expenses, if any, incurred in connection with the transaction.

      (m) There is no intercorporate indebtedness existing between Bank and its affiliates on the one hand and Hibernia and its affiliates on the other hand which was issued, acquired, or will be settled at a discount.

      (n) No two parties to the transaction are investment companies as defined in Section 368(a)(2)(F)(iii) and (iv) of the Code.

      (o) Bank is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code.

      (p) The basis and fair market value of the assets of Bank to be transferred to HNB will equal or exceed the sum of the liabilities assumed by HNB, plus the amount of liabilities, if any, to which the transferred assets are subject.

      (q) No HNB common stock will be issued or exchanged in the Merger.

      (r) None of the compensation received by any shareholder-employees of Bank will be separate consideration for, or allocable to, any of their shares of Bank Common Stock; none of the shares of Hibernia Common Stock received by any shareholder-employees will be separate consideration for, or allocable to, any employment agreement; and the compensation paid to any shareholder-employees will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's-length for similar services.

      (s) The shareholders of Bank (immediately before the proposed transaction) receiving shares of Hibernia Common Stock will not own (immediately after the proposed transaction) more than fifty percent of the fair market value of Hibernia Common Stock.

      (t) The merger of Bank into HNB will qualify as a statutory merger under the Bank Merger Act.

      (u) There is no larger integrated transaction to which the proposed transaction constitutes only one step. Management of Hibernia knows of no plan or intention by an unaffiliated third party to acquire or commence a public offer for Hibernia Common Stock.


  TECHNICAL ANALYSIS

  Section 368(a)(1)(A) of the Code provides that a reorganization (a "Type A" reorganization) includes a statutory merger or consolidation. Such a reorganization can only be achieved by strict compliance with the applicable corporation laws of the United States or a state or territory of the United States. A statutory merger occurs wherein one party (the surviving corporation) to the transaction absorbs the other party whose corporate existence ceases. It has been represented by the management of Hibernia that the merger of Bank with and into HNB, wherein Hibernia Common Stock is to be exchanged for Bank Common Stock, is to occur as a statutory merger under applicable law.

  Section 368(a)(2)(D) of the Code provides that the acquisition by one corporation in exchange for stock of a corporation which is in control of the acquiring corporation, of substantially all of the properties of another corporation, shall not disqualify a transaction under Section 368(a)(1)(A) if
  (i) no stock of the acquiring corporation is used in the transaction and (ii) the transaction would have otherwise qualified as a Type A reorganization had the merger been into the controlling corporation. It has been represented by the management of Hibernia and HNB that the merger of Bank with and into HNB, wherein Hibernia Common Stock is to be exchanged for Bank Common Stock, is to occur as a statutory merger under applicable law.

  Revenue Procedure 77-37, 1977-2 C.B. 568 ((S)3.01) provides that, for advance ruling purposes, the "substantially all" requirement of Section 368(a)(2)(D) is satisfied if there is a transfer of assets representing at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by the transferor corporation immediately prior to the transfer. Any payments to dissenters and any redemptions and distributions (except for regular dividend distributions) made by the corporation immediately preceding the transfer and which are a part of the Agreement will be considered as assets held by the corporation immediately prior to the transfer. Additionally, the payment of expenses if any, by Bank, incurred in connection with the Merger is taken into consideration in applying the "substantially all" test.

  In the proposed Merger, it has been represented by the management's of Bank and HNB that HNB will acquire assets representing at least 90 percent of the fair market value of the net assets and 70 percent of the fair market value of the gross assets of Bank and that, for this purpose, the fair market value of the net and gross assets of Bank will be determined before payment by Bank of any expenses incurred by it in connection with the Merger, before payment to any dissenters to the Merger, and before any redemptions and distributions (except for regular, normal dividends) made by Bank immediately preceding the transfer. Based upon the foregoing representations, the "substantially all" requirement will be met in the Merger.


  Additional Requirements

  Sections 1.368-1(b) and 1.368-2(g) of the Income Tax Regulations (the "Regulations") provide that the following additional requirements must be met for a transaction to qualify as a reorganization within the meaning of Section 368 of the Code:

       (i) "continuity of interest" must be present,

      (ii) "continuity of business enterprise" must exist, and

      (iii) the transaction must be undertaken for reasons pertaining to the continuance of the business of a corporation which is a party to the transaction.


  Continuity of Interest

  In general, the continuity of interest test requires the owners of the reorganized entity to receive and retain a meaningful equity in the surviving entity. See e.g., Pinellas Ice & Cold Storage Co. v. Comm'r, 287 U.S. 462
  (1933); Cortland Specialty Company v. Comm'r, 60 F.2d 937 (2d Cir. 1932), cert. denied, 288 U.S. 599 (1932); Helvering v. Minnesota Tea Co., 296 U.S. 378 (1935).

  Revenue Procedure 77-37, 1977-2 C.B. 568 (Section 3.02) provides that, for advance ruling purposes, the continuity of interest requirement is satisfied if there is a continuing interest through stock ownership in the acquiring or transferee corporation (or a corporation in "control" thereof within the meaning of Section 368(c) of the Code) on the part of the former shareholders of the acquired or transferor corporation which is equal in value as of the effective date of the reorganization, to at least 50 percent of the value of all of the formerly outstanding stock of the acquired or transferor corporation as of that date. Sales, redemptions, and other dispositions of stock occurring prior or subsequent to the exchange which are part of the plan of reorganization will be considered in determining whether there is a 50 percent continuing interest through stock ownership as of the effective date of the reorganization.

  Based upon our understanding of the facts presented to us orally and as set forth in the Statements of Facts and Representations dated December 31, 1994, the 50 percent continuity of interest test of Revenue Procedure 77-37, supra, will be met in the Merger. It has been represented by the management of Bank that the shareholders of Bank have no plan or intention to sell, exchange or otherwise dispose of a number of Hibernia Common Stock to be received in the transaction that will reduce their Hibernia Common Stock holdings to less than the requisite 50 percent continuity of interest. Accordingly, in the Merger there will be a continuing interest through Common Stock ownership in Hibernia on the part of the former shareholders of Bank.


  Continuity of Business Enterprise

    Section 1.368-1(b) of the Regulations also provides that a continuity of business enterprise (as described in Section 1.368-1(d) of the Regulations) is a requisite to a reorganization. Section 1.368-1(d) of the Regulations provides that continuity of business enterprise requires that the acquiring corporation either continue the acquired corporation's historic business or use a significant portion of the acquired corporation's historic assets in a business. The proposed Merger will meet the continuity of business enterprise test of Section 1.368-1(d) because, based upon the representation of the management of HNB, HNB will continue the historic business of Bank or will use a significant portion of Bank's historic assets in a business.


  Business Purpose

  Section 1.368-2(g) of the Regulations provides that a reorganization must be undertaken for reasons germane to the continuance of the business of a corporation which is a party to the reorganization. As heretofore indicated in the Business Purpose Section set forth above, there are substantial business reasons for the Merger. Accordingly, the Merger satisfies the business purpose requirement as set forth in the Regulations.


  Other Statutory Provisions

  Section 368(b) of the Code defines the term "a party to a reorganization" to include a corporation resulting from a reorganization, and both corporations, in the case of a reorganization resulting from the acquisition by one corporation of stock or properties of another.

  Section 361(a) of the Code provides that no gain or loss shall be recognized to a transferor corporation which is a party to a reorganization on any exchange pursuant to the plan of reorganization solely for stock or securities in another corporation which is a party to the reorganization.

  Section 1032 of the Code provides that no gain or loss shall be recognized to a corporation on the receipt of money or other property in exchange for stock of such corporation. Revenue Ruling 57-278, 1957-1 C.B. 124, provides that a subsidiary will not recognize gain upon the exchange of its parent's stock for property in connection with a tax-free reorganization.

  Section 354(a)(1) of the Code provides that no gain or loss shall be recognized if stock or securities in a corporation which is a party to a reorganization are, in pursuance of the plan of reorganization, exchanged solely for stock or securities in such corporation or in another corporation which is a party to the reorganization.

  Section 362(b) of the Code generally provides that if property is acquired by a corporation in connection with the reorganization, then the basis shall be the same as it would be in the hands of the transferor, increased by the amount of gain recognized to the transferor on such transfer.

  Section 1223(2) of the Code provides that in determining a taxpayer's holding period for property, there shall be included the period for which such property was held by another person, if such property has, for the purpose of determining gain or loss from a sale or exchange, the same basis in whole or in part in such taxpayer's hands as it would have had in the hands of such other person.

  Section 381 of the Code applies to certain transactions, including those transactions to which Section 361 of the Code applies, where there is a transfer in connection with a reorganization described in Section 368(a)(1)(A) or in Section 368(a)(1)(A) and Section 368(a)(2)(D) of the Code.


  FEDERAL INCOME TAX CONSEQUENCES

  Based solely upon the Statements of Facts and Representations, the Agreement, and the Plan of Merger, it is our opinion that the following federal income tax consequences will result:

  In the merger of Bank with and into HNB:

  (1) Provided the proposed merger of Bank with and into HNB qualifies as statutory merger under the Bank Merger Act, the acquisition by HNB of substantially all of the assets of Bank solely in exchange for Hibernia Common Stock, cash for dissenters, if any, and the assumption by HNB of the liabilities of Bank, will qualify as a reorganization under the provisions of Sections 368(a)(1)(A) and 368(a)(2)(D) of the Code. Bank, Hibernia and HNB will each be a party to a reorganization within the meaning of Section 368(b) of the Code.

  (2) No gain or loss will be recognized by Bank upon the transfer of substantially all of its assets to HNB in exchange for Hibernia Common Stock, cash for dissenters, if any, and the assumption of Bank's liabilities by HNB, since any cash for dissenters will be distributed to the Bank shareholders (Sections 361 and 357(a) of the Code).

  (3) No gain or loss will be recognized by either Hibernia or HNB upon the acquisition by HNB of substantially all of the assets of Bank in exchange for Hibernia Common Stock, cash for dissenters, if any, and the assumption of Bank's liabilities (Section 1032(a) of the Code). (Rev. Rul. 57-278, 1957-1 C.B. 124.)

  (4) The basis of the assets of Bank acquired by HNB will be the same in the hands of HNB as the basis of such assets in the hands of Bank immediately prior to the exchange (Section 362(b) of the Code).

  (5) The basis of the HNB Common Stock in the hands of Hibernia will be increased by an amount equal to the basis of the Bank assets in the hands of HNB and decreased by the sum of the amount of the liabilities of Bank assumed by HNB and the amount of liabilities to which the assets of Bank are subject (Section 1.358-6 of Proposed Regulations).

  (6) The holding period of the assets of Bank received by HNB will, in each instance, include the period for which such assets were held by Bank (Section 1223(2) of the Code).

  (7) No gain or loss will be recognized by the shareholders of Bank upon the receipt of solely Hibernia Common Stock in exchange for their shares of Bank Common Stock (Section 354(a)(1) of the Code).

  (8) The basis of Hibernia Common Stock to be received by the shareholders of Bank will be, in each instance, the same as the basis of the Common Stock of Bank surrendered in exchange therefor (Section 358(a)(1) of the Code).

  (9) The holding period of the Hibernia Common Stock to be received by the shareholders of Bank in the transaction will include in each instance, the period during which the Bank Common Stock surrendered in exchange therefor is held as a capital asset on the date of the surrender (Section 1223(l) of the Code).

  (10) HNB will succeed to and take into account those tax attributes of Bank described in Section 381(c) of the Code. (Section 381(a) of the Code and Section 1.381(a)-1 of the Regulations) These items will be taken into account by HNB subject to the conditions and limitations specified in Sections 381, 382, 383, and 384 of the Code and the Regulations thereunder.

  (11) As provided by Section 381(c) of the Code and Section 1.381(c)(2)-1 of the Regulations, HNB will succeed to and take into account the earnings and profits, or deficit in earnings and profits, of Bank as of the date of transfer. Any deficit in the earnings and profits of Bank or HNB will be used only to offset the earnings and profits accumulated after the date of transfer.

  (12) Cash received by a dissenting shareholder of Bank in exchange for his or her Bank Common Stock will be treated as having been received by such shareholder as a distribution in redemption of his or her stock, subject to the provisions and limitations of Section 302 of the Code. If, as a result of such distribution, a shareholder owns no stock either directly or through the application of Section 318(a) of the Code, the redemption will be a complete termination of interest within the meaning of Section 302(b)(3) of the Code and such cash will be treated as a distribution in full payment in exchange for his or her stock, as provided by Section 302(a) of the Code.

  (13) The payment of cash in lieu of fractional share interests of Hibernia Common Stock will be treated as if the fractional shares were distributed as part of the exchange and then were redeemed by Hibernia. These cash payments will be treated as distributions in full payment in exchange for the stock redeemed, as provided in Section 302(a) of the Code. (Rev. Rul. 66-365, 1966-2 C.B. 116 and Rev. Proc. 77-41, 1977-2 C.B. 574)

  (14) Bank will close its taxable year as of the date of the distribution or transfer. HNB will not close its taxable year merely because of the Merger. (Section 381(b) of the Code.)


  STATE INCOME TAX CONSEQUENCES

  (1) The Louisiana income tax treatment to the shareholders of Bank will be substantially the same as the federal income tax treatment to the shareholders of Bank.


  SCOPE OF OPINION

  The scope of this opinion is expressly limited to the federal income tax issues specifically addressed in (1) through (14) in the section entitled "Federal Income Tax Consequences" above and (1) in the section entitled "State Income Tax Consequences" above. Specifically, our opinion has not been requested and none is expressed with regard to the federal, foreign, state or local income tax consequences for the shareholders of Hibernia and HNB. We have made no determination nor expressed any opinion as to any limitations, including those which may be imposed under Section 382, on the availability of net operating loss carryovers (or built-in gains or losses), if any, after the Merger, the application (if any) of the alternative minimum tax to this transaction, nor the application of any consolidated return or employee benefit issues which may arise as a result of the Merger. We have made no determination nor expressed any opinion as to the fair market value of any of the assets being transferred in the Merger nor the common shares being exchanged in the Merger. Furthermore, our opinion has not been requested and none is expressed with respect to any foreign, state or local tax consequences (other than those enumerated in (1) above of State Income Tax Consequences) to Bank, Hibernia, and HNB.

  Our opinion, as stated above, is based upon the analysis of the Code, the Regulations thereunder, current case law, and published rulings. The foregoing are subject to change, and such change may be retroactively effective. If so, our views, as set forth above, may be affected and may not be relied upon. Further, any variation or differences in the facts or representations recited herein, for any reason, might affect our conclusions, perhaps in an adverse manner, and make them inapplicable. In addition, we have undertaken no obligation to update this opinion for changes in facts or law occurring subsequent to the date hereof.

  This letter represents our views as to the interpretation of existing law and, accordingly, no assurance can be given that the Service or the courts will agree with the above analysis.

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Louisiana Business Corporation Law ("LBCL") contains two provisions that directly affect the liability of officers and directors of Louisiana corporations to the corporations and shareholders whom they serve. Section 83 permits Louisiana corporations to indemnify officers and directors, as well as certain other individuals who act on behalf of such corporations. Sections 91 and 92 set forth the liability of officers and directors of Louisiana corporations.

     Section 91 of the LBCL provides that officers and directors of Louisiana corporations are fiduciaries with respect to the corporation and its shareholders and requires that they discharge the duties of their positions as such in good faith and with the diligence, care, judgment and skill which ordinarily prudent men would exercise under similar circumstances in like positions. Section 91 specifically provides that it is not intended to derogate from any indemnification permitted under Section 83, discussed below.

     Section 92 of the LBCL limits the liability of officers and directors with respect to certain matters, as well as imposes personal liability for certain actions, such as the knowing issuance of shares in violation of the LBCL. Paragraph E of Section 92 permits a director, in the performance of his duties, to be fully protected from liability in relying in good faith on the records of the corporation and upon such information, opinions, reports or statements presented to the corporation, the board of directors, or any committee of the board by any of the corporation's officers or employees, or by any committee of the board of directors, or by any counsel, appraiser, engineer or independent or certified public accountant selected with reasonable care by the board of directors or any committee thereof or any officer having the authority to make such a selection or by any other person as to matters the directors reasonably believe are within such other person's professional or expert competence and which person is selected with reasonable care by the board of directors or any committee thereof or any officer having the authority to make such selection.

     Section 83 of the LBCL permits a Louisiana corporation to indemnify any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she was a director, officer, employee or agent of the corporation, or was serving at the request of the corporation in one of those capacities for another business. Such persons may be indemnified against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such persons in connection with any such action as long as the indemnified party acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation. With respect to criminal actions or proceedings, the indemnified person must not only have acted in good faith and in a manner believed to be in or not opposed to the best interest of the corporation; he or she must also not have had any reasonable cause to believe that his or her conduct was unlawful.

     The LBCL treats suits by or in the right of the corporation, or derivative suits, differently from other legal actions. Indemnification is not permitted in a derivative action for any expenses if the individual seeking indemnification is adjudged liable for negligence or misconduct in the performance of his or her duty to the corporation unless specifically ordered by the court. Otherwise, officers and directors may be indemnified in derivative actions only with respect to expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of the action.

     Indemnification of officers and directors may only be made by the corporation if the corporation has specifically authorized indemnification after determining that the applicable standard of conduct has been met. This determination may be made (i) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such a quorum is not obtainable or a quorum of disinterested directors so directs, by independent legal counsel, or (iii) by the shareholders.

     Indemnification of officers and directors against reasonable expenses is mandatory under Section 83 of the LBCL to the extent the officer or director is successful on the merits or in the defense of any action or suit against him giving rise to a claim of indemnification.

     Louisiana corporations are permitted to advance the costs of defense to officers and directors with respect to claims for which they may be indemnified under Section 83 of the LBCL. In order to advance such costs, however, such procedure must be approved by the board of directors by a majority of a quorum consisting of disinterested directors. In addition, a corporation may only advance defense costs if it has received an undertaking from the officer or director to repay the amounts advanced unless it is ultimately determined that he or she is entitled to be indemnified as otherwise authorized by Section 83.

     Louisiana corporations are also specifically permitted to procure insurance on behalf of officers and directors and former officers and directors for actions taken in their capacities as such. Insurance coverage may be broader than the limits of indemnification under Section 83. Also, the indemnification provided for in
Section 83 is not exclusive of any other rights to indemnification, whether arising from contracts or otherwise.

     The Company has adopted an indemnification provision to its articles of incorporation that provides for indemnification of officers and directors under the circumstances permitted by Louisiana law. The Company's indemnification provision requires indemnification, except as prohibited by law, of officers and directors of the Company or any of its wholly-owned subsidiaries against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding, whether civil or criminal, administrative or investigative (including any action by or in the right of the Company) by reason of the fact that the person served as an officer or director of the Company or one of its subsidiaries. Officers and directors may only be indemnified against expenses in cases brought by the officer or director against the Company if the action is a claim for indemnification, the officer or director prevails in the action, or indemnification is included in any settlement or is awarded by the court. The indemnification provision further requires the Company to advance defense costs to officers and directors in such suits and proceedings upon receipt of an undertaking to repay such expenses unless it is ultimately determined that the officer or director is entitled to indemnification as authorized by the Article.

     The Company's Articles of Incorporation further provide that no director or officer of the Company shall be personally liable to the Company or its shareholder for monetary damages for breach of fiduciary duty as an officer or director. This provision is limited to those circumstances in which such a limitation of liability is permitted under applicable law and would not be operative in any circumstances in which the law prohibits such an limitation.

     The Articles of Association of the Bank include indemnification and limitation of liability provisions identical to those adopted by the Company and described above.


ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

EXHIBIT       DESCRIPTION

   2 Agreement and Plan of Merger (included as Appendix A to the Proxy Statement-Prospectus)

   3.1 Exhibit 4.1 to the Registration Statement on Form S-3 filed with the Commission by the Registrant (Registration No. 33-23591) is hereby incorporated by reference (Articles of

          Incorporation of the Registrant, as amended to date)

   3.2 Exhibit 4.2 to the Registration Statement on Form S-8 filed with the Commission by the Registrant (Post-Effective Amendment No. 2 to Registration No. 2-96194) is hereby incorporated by reference (By-Laws of the Registrant, as amended to date)

  *5      Opinion of Patricia C. Meringer, Esq. re: legality of shares

   8 Opinion of Ernst & Young, certified public accountants, regarding certain tax matters (included as Appendix D to the Proxy Statement-Prospectus)

  10.13 Exhibit 10.13 to the Annual Report on Form 10-K for the fiscal year ended December 31, 1988, filed with the Commission by the Registrant (Commission File No. 0-7220) is hereby incorporated by reference (Deferred Compensation Plan for Outside Directors of Hibernia Corporation and its Subsidiaries, as amended to date)

  10.14 Exhibit 10.14 to the Annual Report on Form 10-K for the fiscal year ended December 31, 1990, filed with the Commission by the Registrant (Commission File No. 0-7220) is hereby incorporated by reference (Hibernia Corporation Executive Life Insurance Plan)

  10.16 Exhibit 4.7 to the Registration Statement on Form S-8 filed with the Commission by the Registrant (Registration No. 33-26871) is hereby incorporated by reference (Hibernia Corporation 1987 Stock Option Plan, as amended to date)

  10.28 Exhibits M and N to the Company's definitive proxy statement dated August 17, 1992 relating to its 1992 Annual Meeting of Shareholders filed with the Commission by the Registrant is hereby incorporated by reference (Warrant Agreement dated as of May 27, 1992 among the Registrant, The Chase Manhattan Bank (National Association) and certain other lenders, including the Form of Warrant attached thereto)

   10.29  Exhibit L to the Registrant's definitive proxy statement dated
          August 17, 1992 relating to its 1992 Annual Meeting of Shareholders filed with the Commission by the Registrant is hereby incorporated by reference (Registration Rights Agreement dated as of May 27, 1992 among the Registrant, The Chase Manhattan Bank (National Association) and certain other lenders, as amended to date)

   10.30 Exhibit 10.30 to a Current Report on Form 8-K dated July 17, 1992 filed by the Registrant with the Commission is hereby incorporated by reference (Stock Purchase Agreement dated as of July 17, 1992 between the Registrant, Hibernia National Bank in Texas and Comerica Incorporated)

   10.31  Exhibit 10.31 to a Current Report on Form 8-K dated September 15,
          1992 filed by the Registrant with the Commission is hereby incorporated by reference (Amendment to Stock Purchase Agreement dated September 10, 1992 between Registrant and Comerica Incorporated)

   10.34  Exhibit C to the Registrant's definitive proxy statement dated
          August 17, 1992 relating to its 1992 Annual Meeting of Shareholders filed by the Registrant with the Commission is hereby incorporated by reference (Long-Term Incentive Plan of Hibernia Corporation)

   10.35  Exhibit A to the Registrant's definitive proxy statement dated
          March 23, 1993 relating to its 1993 Annual Meeting of Shareholders filed by the Registrant with the Commission is hereby incorporated by reference (1993 Director Stock Option Plan of Hibernia Corporation)

   10.36 Exhibit 10.36 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1993 filed with the Commission (Commission file no. 0-7220) is hereby incorporated by reference (Employment agreement between Stephen A. Hansel and Hibernia Corporation)

   13 Exhibit 13 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1993 filed with the Commission (Commission file No. 0-7220) is hereby incorporated by reference (1993 Annual Report to security holders of the Registrant).

   22 Exhibit 22 to the Annual Report on Form 10-K of the Registrant for the fiscal year ended December 31, 1989 filed with the Commission (Commission file no. 0-7220) is hereby incorporated by reference (Subsidiaries of the Registrant)

   23(a)  Consent of Patricia C. Meringer, Esq. (included with Exhibit 5)*

   23(c)  Consent of Ernst & Young LLP
          Consent of Arthur Anderson LLP
          Consent of Arthur Andersen LLP
          Consent of KPMG Peat Marwick
          Consent of Castaing, Hussey & Lolan
          Consent of Montgomery Securities, Inc.

   24     Powers of Attorney
- ------------
*To be filed by Amendment


ITEM 22.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes:

     (i) that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     (ii) to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information;

     (iii) that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to information called for by the other Items of the applicable form;

     (iv) that every prospectus (a) that is filed pursuant to the preceding paragraph, or (b) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (v) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of Form S-4 within one business day of receipt of such request and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (vi) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant hereby certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New Orleans, State of Louisiana, on December 22, 1994.



                              HIBERNIA CORPORATION



                              By:   Ron E. Samford, Jr.
                                  _____________________________
                                    Ron E. Samford, Jr.
                                    Controller and Executive
                                    Vice President


     Pursuant to the requirements of the Securities Act of 1933, the Registration Statement has been signed by the following persons in the capacities indicated on December 22, 1994.

Signatures                               Title
- ----------                               -----

       *
_____________________________       Chairman of the Board
Robert H. Boh

       *
_____________________________       Chief Executive Officer
Stephen A. Hansel                   and Director

       *
_____________________________       Chief Financial Officer
Robert W. Close

       *
_____________________________       Chief Accounting Officer
Ron E. Samford, Jr.

       *
_____________________________       Director
W. James Amoss, Jr.

       *
_____________________________       Director
J. Terrell Brown

       *
_____________________________       Director
J. Herbert Boydstun

       *
_____________________________       Director
Brooke H. Duncan

       *
_____________________________       Director
Richard W. Freeman

       *
_____________________________       Director
Robert L. Goodwin

       *
_____________________________       Director
Dick H. Hearin

       *
_____________________________       Director
Robert T. Holleman

       *
_____________________________       Director
Hugh J. Kelly

       *
_____________________________       Director
John P. Laborde

       *
_____________________________       Director
Sidney W. Lassen

       *
_____________________________       Director
Donald J. Nalty

       *
_____________________________       Director
Robert T. Ratcliff

       *
_____________________________       Director
H. Duke Shackelford

        *
_____________________________       Director
James H. Stone

       *
_____________________________       Director
Virgnia E. Weinmann

       *
_____________________________       Director
E. L. Williamson

       *
_____________________________       Director
Robert E. Zetzmann


*By: Patricia C. Meringer
     ________________________
     Patricia C. Meringer
     Attorney-in-Fact

                                 EXHIBIT INDEX

                                                      Sequential Page
Exhibit                                                    Number
- -------                                                    ------

 *5       Opinion of Patricia C. Meringer, Esq.


 23(a)    Consent of Patricia C. Meringer, Esq.
          (included with Exhibit 5)

 23(c)    Consent of Ernst & Young LLP
          Consent of Arthur Andersen LLP
          Consent of Arthur Andersen LLP
          Consent of KPMG Peat Marwick
          Consent of Hussey & Lolan, CPA
          Consent of Montgomery Securities

 24       Powers of Attorney
________
* To be filed by Amendment